Form 20-F
period 2001-06-30
IANETT INTERNATIONAL SYSTEMS LTD
filed 2001-12-28
CIK 943866

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended         June 30, 2001
                          ------------------------------------------------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number              0-25860
                       ---------------------------------------------------------

                        iaNett International Systems Ltd.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                            British Columbia, Canada
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

            Suite 500 - 750 West Pender Street, Vancouver, BC V6C 2T7
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
       Title of each Class             Name of each exchange on which registered
       -------------------             -----------------------------------------
             None
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         Common Shares without par value
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                 Not Applicable
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital of common stock as of:
                                                                   June 30, 2001
                                                         5,445,851 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

        Yes   [X]             No   [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

        Item 17   [X]        Item 18 [_]

                                TABLE OF CONTENTS
                                                                            Page

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS................1

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE..............................1

ITEM 3.   KEY INFORMATION.....................................................2
        A.     Selected Financial Information.................................2
        B.     Capitalization and Indebtness..................................3
        C.     Reasons for the offer and use of proceeds......................3
        D.     Risk Factors...................................................3

ITEM 4.   INFORMATION ON THE COMPANY..........................................6
        A.     History and Development of the Company.........................6
        B.     Business Overview..............................................7
        C.     Organizational Structure.......................................9
        D.     Property, Plants and Equipment................................10

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................10
        A.     Operating Results.............................................10
        B.     Liquidity and Capital Resources...............................13
        C.     Research and Development, Patents  and Licenses, etc..........14
        D.     Trend Information.............................................15

ITEM 6.   DIRECTORS AND SENIOR MANAGEMENT....................................16
        B.     Compensation..................................................18
        C.     Board Practices...............................................19
        D.     Employees.....................................................19
        E.     Share Ownership...............................................19

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................21
        A.     Major Shareholders............................................21
        B.     Related Party Transactions....................................22
        C.     Interests of experts and counsel..............................22

ITEM 8.   FINANCIAL INFORMATION..............................................22
        A.     Consolidated Statements and Other Financial Information.......22
        B.     Significant Changes...........................................36

ITEM 9.   THE OFFER AND LISTING DETAILS......................................37
        A.     Offer and Listing Details.....................................37
        B.     Plan of Distribution..........................................39
        C.     Markets.......................................................40
        D.     Selling Shareholders..........................................40
        E.     Dilution......................................................40
        F.     Expenses of the Issue.........................................40

ITEM 10. ADDITIONAL INFORMATION..............................................40
        A.     Share Capital.................................................40
        B.     Memorandum and Articles of Association........................40
        C.     Material Contracts............................................41
        D.     Exchange Controls.............................................42
        E.     Taxation......................................................45
        F.     Dividends and Paying Agents...................................53
        G.     Statements by Experts.........................................53
        H.     Documents on Display..........................................53
        I.     Subsidiary Information........................................53

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........53

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............53

PART 11  ....................................................................53

ITEM 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES...................53

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS...............................................53

ITEM 15. RESERVED............................................................53

ITEM 16. RESERVED............................................................53

PART 111 ....................................................................54

ITEM 17. SELECTED FINANCIAL DATA FIRST QUARTER 2001..........................54

ITEM 18. FINANCIAL STATEMENTS................................................62

ITEM 19. EXHIBITS............................................................62

ITEM1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

(A) All of the directors of the Company are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Company's Articles and the Company Act, British Columbia. The Company's last annual regular general meeting was held on November 20, 2000. The Company's executive officers are appointed by and serve at the pleasure of the Board of Directors.

The following table sets forth information concerning each of the directors and executive officers of the Company as of December 28, 2001:

                           Position(s) Held with the       Served as a Director/
Name                 Age   Company                           Officer Since
----                 ---   ------------------------------- ---------------------

Gordon A. Samson     43    President, CEO, CFO and Director  July 26, 2001

Shone Anstey         29    Director                          July 26, 2001

Marcus New           30    Director                          August 30, 2000

Members of the Board of Directors are elected by the holders of the Company's common shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Company is the Audit Committee. The Audit Committee of the Company's Board of Directors currently consists of all three directors. This committee is directed to review the scope, cost and results of the independent audit of the Company's books and records, the results of the annual audit with management and the adequacy of the Company's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. None of the Company's directors or executive officers is party to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company.

(B.)     Advisors - The information for this Item is not required to be provided for Annual Reports on Form 20 - F filed under the Securities Exchange Act of
1934.

(C.)     Auditors - The company's auditors are: Bedford, Curry & Co. located at
801 - 1281 West Georgia Street, Vancouver, B.C. V6E 3J7.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

The information for this Item is not required to be provided for Annual Reports on Form 20 - F filed under the Securities Exchange Act of 1934.

ITEM 3.   KEY INFORMATION

A.      Selected Financial Information

Selected Financial Information - Canadian GAAP
-----------------------------------------------------------------------------------------
Years Ended June 30, 2001                                       2001                 2000
-----------------------------------------------------------------------------------------
Sales                                                        976,100            6,007,375
-----------------------------------------------------------------------------------------
Other Income                                                 116,107                    -
-----------------------------------------------------------------------------------------
Net Income (loss)                                        (9,174,951)          (1,810,783)
-----------------------------------------------------------------------------------------
Loss per Common share, Basic & Fully Diluted                  (1.75)               (0.50)
-----------------------------------------------------------------------------------------
Dividends declared per share
-----------------------------------------------------------------------------------------
Total Assets                                                 188,538            9,160,200
-----------------------------------------------------------------------------------------
Net Assets                                               (1,219,403)            7,444,870
-----------------------------------------------------------------------------------------
Capital Stock, Common Shares                              32,590,326           32,079,648
-----------------------------------------------------------------------------------------
Number of Common Shares                                    5,445,851           50,642,178

Selected Financial Information - US GAAP
-----------------------------------------------------------------------------------------
Years Ended June 30, 2001                                       2001                 2000
-----------------------------------------------------------------------------------------
Sales                                                        976,100            6,007,375
-----------------------------------------------------------------------------------------
Other Income                                                 116,107                    -
-----------------------------------------------------------------------------------------
Net Income (loss)                                        (9,174,951)          (2,719,154)
-----------------------------------------------------------------------------------------
Loss per Common share, Basic & Fully Diluted                  (1.75)               (0.08)
-----------------------------------------------------------------------------------------
Dividends declared per share                                     Nil                  Nil
-----------------------------------------------------------------------------------------
Total Assets                                                 188,538            8,251,829
-----------------------------------------------------------------------------------------
Net Assets                                               (1,219,403)            6,536,499
-----------------------------------------------------------------------------------------
Capital Stock, Common Shares                              32,590,326           32,079,648
-----------------------------------------------------------------------------------------
Number of Common Shares                                    5,445,851           50,642,178
-----------------------------------------------------------------------------------------

CURRENCY AND EXCHANGE RATES

The accounts of the Registrant are maintained in Canadian dollars. In this Annual Report, all currency references are expressed in Canadian dollars unless otherwise indicated. The following table sets forth the exchange rates for one U.S. dollar expresses in terms of Canadian dollars for the six months after the date of this Annual Report, the previous four calendar years and the twelve month periods ending June 30, 2001 and 2000.

                        U.S. Dollars Per Canadian Dollar
                                   Month, 2001

                       ----------- ------------ ----------- ---------- ------------- ------------
                        November     October    September    August        July         June
                       ----------- ------------ ----------- ---------- ------------- ------------
High for the period                   1.5890       1.5813     1.5509      1.5475        1.5382
Low for the period                    1.5615       1.5610     1.533       1.5120        1.5197

                        U.S. Dollars Per Canadian Dollar

                          Fiscal      Fiscal
                          Year        Year
                          Ended       Ended              Fiscal Year Ended December 31
                          June 30     June 30  --------------------------------------------------
                          2001        2000        1999        1998         1997         1996
                       ----------- ----------- ----------- ----------- ------------- ------------
End of period             1.5125      1.4787      1.4420      1.5285      1.4288        1.3694
High for the period       1.5825      1.5175      1.5475      1.5845      1.4399        1.3865
Low for the period        1.4677      1.4378      1.4420      1.4095      1.3393        1.3321
Average for the           1.5226      1.4762      1.4891      1.4861      1.3863        1.3652
period

The following table sets out the range of high and low exchange rates for one Canadian dollar ("$C") expressed in terms of one United States dollars ("$US") during the previous six months.

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise indicated, in this registration statement on Form 20-F (the "Registration Statement" or "Form 20-F") all references herein are to Canadian dollars.

B.       Capitalization and Indebtness

The information for this Item is not required to be provided for Annual Reports on Form 20 - F filed under the Securities Exchange Act of 1934.

C.       Reasons for the offer and use of proceeds

The information for this Item is not required to be provided for Annual Reports on Form 20 - F filed under the Securities Exchange Act of 1934.

D.       Risk Factors

The securities of the Company are highly speculative. A prospective investor or other person reviewing the Company should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. Certain risks are associated with the Company's business including the following:

Requirements for and Uncertainty of Access to Additional Capital

The Company will need further funding in the future to achieve its business objectives. There is no assurance that any additional financing will be obtained.

Should the Company elect to satisfy its cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that the Company's efforts to raise such funding will be successful, or achieved on terms favorable to the Company or its existing shareholders.

Operating Losses

During the fiscal year ended December 31, 1998, for the six months ended June 30, 1999, and the fiscal year ended June 30, 2000, the company had an operating earnings/(loss) of approximately $C437,726, ($C110,920), and, ($C1,810,783)
respectively. The Company anticipates continuing to incur significant operating expenses in the future, including significant costs of revenues and selling, general and administrative and amortization expenses. As a result, the Company expects to continue to incur operating losses and may not have enough money to grow its business in the future. The Company cannot assure that it will achieve profitability or be capable of sustaining profitable operations.

Early Stage

The Company's business is in an early stage of its re-organization and is being financed primarily by equity. Accordingly, the Company is subject to risks associated with early stage companies, including losses, uncertainty of revenues, markets and profitability, and the necessity of additional funding.

Competition

Technology based businesses are intensely competitive and involve a high degree of risk. The Company competes with other companies that provide similar products and services. Many of these companies have far greater financial and technical resources than the Company and have a significant history of business success.

Dependence on Key Personnel

The Company is heavily dependent upon the expertise of certain of its key officers, employees and contractors and the loss of one or more of these individuals could have a material adverse effect on the Company. The Company does not maintain key-person insurance policies on any of its executive officers.

Strain on Managerial and Financial Resources from Growth

The Company's operations have placed, and is expected to continue to place, a significant strain on its managerial, operational and financial resources. Further, as the number of users, customers, advertisers and other business partners grows, the Company will be required to manage multiple relationships with various customers, strategic partners and other third parties. In addition, growth or an increase in the number of iaNett's strategic relationships will increase this strain on the Company's managerial, operational and financial resources, inhibiting its ability to achieve the rapid execution necessary to successfully implement its business plans.

Need to Develop and Maintain Positive Brand Name Awareness

The Company believes that establishing and maintaining its brand name is essential to expanding its technology business and attracting new customers. It also believes that the importance of brand name recognition will increase in the future because of the growing number of companies that will need to differentiate themselves. Promotion and enhancement of the Company's brand names will depend largely on the Company's ability to provide consistently high-quality products and services. If the Company is unable to provide high-quality products and services, the value of its brand names may suffer.

Security Risks

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to electronic commerce and communications using current technologies. Many factors may cause compromises or breaches of the security systems, which the Company's businesses use to protect proprietary information, including advances in computer and software functionality or new discoveries in the field of cryptography. A compromise of security on the Internet would have a negative effect on the use of the Internet for businesses. Security breaches of the Company's activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose the Company's businesses to a risk of loss or litigation and possible liability. The Company cannot assure that its security measures will prevent security breaches.

Economic Factors

The business of the Company is vulnerable to increases in the costs of labor, technology and other business expenses, which may adversely affect the Company's profit margins. There is no assurance that the Company will be successful in passing price increases to customers to maintain the Company's profit margins. The Company's business may be affected by other factors beyond its control, such as economic recessions.

Currency Translation

The Company's proposed operations will be carried out primarily in Canadian dollars, however, business opportunities may present in the United States. As a result, the Company will be faced with currency fluctuations. The Company does not currently engage in currency hedging; however, the Company may do so in the future.

Rapid Technological Change and Risk of Technological Obsolescence

The development of technology-related businesses is characterized by rapid and significant change. Many applications have a life cycle of less than twelve months. The Company's future success will depend in large part on the Company's ability to continue to respond to such changes. There can be no assurance that the Company will be able to respond to such changes.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors, officers, contractors and/or employees of other companies engaged in various related businesses. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors or management may have a conflict. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

The Company Does Not Intend to Declare Dividends

The Company has never declared or paid any cash dividends on its capital stock. Management intends to retain any future earnings for funding growth and, therefore, does not expect to pay any dividends in the foreseeable future.

ITEM 4.   INFORMATION ON THE COMPANY

A.      History and Development of the Company

iaNett International Systems Ltd. ("INE" or the "Company") was incorporated pursuant to the laws of British Columbia, Canada, on May 13, 1985 as "Bear Lake Resources Ltd." with an authorized capital of 10,000,000 shares without par value. On April 17, 1990 the Company changed its name to "Consolidated Bear Lake Resources Ltd.", concurrently consolidated its issued and authorized capital on a three "old" shares for one "new" share basis, and increased its authorized capital to 25,000,000 shares without par value. On November 16, 1990, the Company changed its name to "Advance Tire Systems Inc.". On December 16, 1992, the Company increased its authorized capital from 25,000,000 shares without par value to 100,000,000 common shares without par value. On November 17, 1993 the Company changed its name to "ATS Wheel Inc.", concurrently consolidated its authorized and issued capital on a five old shares for one new share basis, and increased its authorized capital to 100,000,000 Common shares without par value. On October 17, 1996 the Company altered its authorized capital by creating 20,000,000 Preferred shares with a par value of $C0.001 per share. On July 20, 1998 the Company changed its name to "JSS Resources Inc."

 On July 26, 1999, the Company changed its name to "WSi Interactive Corporation". On August 27, 1999, the Company changed its fiscal year end from December 31 to June 30, effective June 30, 1999. By special resolution dated, March 19, 2001 the Company changed its name to iaNett International Systems Ltd., concurrently consolidated its issued and authorized capital on a ten "old" shares for one "new" share basis, and increased its authorized capital to 100,000,000 Common shares without par value and 20,000,000 Preferred shares with a par value of $C0.01

The head office of the Company is located at Suite 500, 750 West Pender Street, Vancouver British Columbia V6E 2S9 and the telephone number is (604) 681-4911. The address for service and registered and records office of the Company is located at Suite 1200, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

The common shares of the Company are listed on the Canadian Venture Exchange ("CDNX") and on the OTC Bulletin Board in the United States and on the third segment "Freiverkehr" of the Frankfurt Stock Exchange in Germany.

INE has three wholly-owned subsidiaries:

      (1) DNSMedia.com, Inc., a company incorporated under the laws of the State of Nevada on February 25, 2000 and was qualified to transact intrastate business in the State of California on July 12, 2000;

      (2) Stock Secrets Enterprises Ltd., a company incorporated under the laws of the Province of British Columbia on March 15, 2000.

      (3) iaNett Internet Technologies Ltd. ("ITT"), a company incorporated under the laws of the Province of British Columbia on February 21, 2000. Pursuant to an acquisition agreement dated January 22, 2001 the Company increased the ownership position to a controlling (54%) interest in ITT. 320,000 shares were issued to the Vendors of IIT on March 21, 2001. The same agreement provided an option to acquire the remaining interest (46%). The Company then entered into an Amendatory Agreement dated July 24, 2001, whereby the number of remaining shares to be issued to the Vendors of ITT was amended to 368,000 shares to provide for the post-consolidated number of common shares in the capital of the Company. The remaining minority interest was acquired on September 7, 2001.

DNSMedia.com Inc. and Stock Secrets Enterprises Ltd., web site portals created by the Company were negatively affected by the technology market correction. The Company has abandoned these operations, assets and liabilities of DNSMedia.com Inc., and Stock Secrets Enterprises Ltd., have been redeployed within ITT, or written off.

Unless the context otherwise requires, references herein to the "Company" or "INE" include these three wholly owned subsidiaries.

B.      Business Overview

As a consequence of declining internet/technology based revenues whereby the Company could not meet on-going obligations and overhead costs, a formal proposal to creditors was announced July 4, 2001 pursuant to the provisions of the Bankruptcy and Insolvency Act, RSC 1985, C. B-3, as amended. The creditors at a meeting held on August 2, 2001 approved the proposal, and, court approval was obtained on August 24, 2001. The details of the proposal were as follows:

(1) any creditor with a provable claim in excess of $1,000 or less (or is prepared to settle its claim for $1,000) will receive payment of its provable claim in full;

(2) any creditor with a provable claim in excess of $1,000 will receive 25% of that General Creditors provable claim, in full and final satisfaction of that General Creditor's Provable Claim; or

(3) in the alternative to 1. or 2. a Creditor may choose to convert their provable claims into common shares in the capital of the Company, with such restriction as may be imposed by the relevant regulatory authorities, at a conversion price of $0.18 per share. The conversion price was calculated at the closing price of the Company's shares as listed on the CDNX as at July 4, 2001, the date when the Notice of Intention to File a Proposal was filed.

Regulatory approval from the CDNX was received on October 18, 2001 to settle $984,505.86 in creditors provable claims with 5,469,477 common shares.

Additionally, a total of $136,618.23 in cash payments will be made to certain creditors to settle an aggregate of $459,067.40 of outstanding debt. The Certificate of Full Performance of Proposal was received on November 13, 2001, from the Trustee, KPMG Inc. ("KPMG").

Under the terms of the Act, a levy of 5% payable in cash and shares is paid to the Receiver General of Canada. The levy is taken proportionately from each creditor.

The Company also expended significant time and effort in a re-organization process, to create a company structure attractive to private entities in the technology sector to encourage some form of business combination and create an on-going synergy between an enterprise and the Company. With this view the Company entered into two standstill agreements during August and September 2001. The first agreement lapsed as the Company did not feel that the target enterprise met previously established due diligence tests. These tests required the Target company to have, a track record of revenues, a significant asset base on the balance sheet and a diverse client list. The second standstill agreement entered into on September 10, 2001, originally expiring on September 30, 2001 was extended on September 30, 2001 to October 31, 2001. Due diligence activities were conducted and a further extension to November 14, 2001 was negotiated on September 30, 2001. The original standstill agreement dated September 10, 2001 provided that each party conduct due diligence on an exclusive basis. On November 21, 2001 an Agreement in Principle was concluded with the parties of the standstill agreement. The Agreement in Principle between iaNett International Systems Ltd. and the Data Fortress Group is attached as exhibit 3.23.

The Agreement in Principle sets out the terms to acquire 100 per cent of the issued and outstanding shares of Data Fortress Technologies Ltd., Pacific Ram Distribution Ltd., and Connect West Networks Ltd., all incorporated under the laws of British Columbia, collectively ("The Data Fortress Group").

On November 21, 2001 Canaccord Capital Corporation ("Canaccord") agreed, to sponsor the Company's application to the Canadian Venture Exchange ("CDNX") regarding this transaction with the Data Fortress Group. The Company paid Canaccord a fee of $C30,000 and agreed to make provision for 200,000 common shares to be transferred to Canaccord subject to regulatory approval for such sponsorship.

Under the terms of the Agreement in Principle, a deemed value of CDN$3,000,000 is established for the Data Fortress Group. The Company proposes to issue shares in the capital of the Company at a deemed price of $0.10 per common share and subject to escrow agreements. The completion of the transaction is subject to a number of conditions including but not limited to Canadian Exchange ("CDNX") acceptance, as well as, the Company receiving a majority of the minority shareholders approval. iaNett has received approval, from the Registrar of Companies, to extend the Annual General Meeting ("AGM") for up to six months (June 20, 2002) in order to put the transaction before shareholders for their approval. The Company plans to hold its AGM as soon as possible once the information circular is completed, which is anticipated sometime early in 2002. A finders' fee equal to 5% of the deemed value of the Data Fortress Group transaction is payable in cash and common shares of the Company to an independent third party, and is subject to regulatory approval.

C.      Organizational Structure

General market conditions and declining revenues in the technology sector, focused the Company on developing revenue streams in iaNett Technologies Ltd and winding up operations in the other two subsidiaries, DNSMedia.com and StockSecrets.com, as well as critically assessing Company investments.

DNSMedia.com, was providing Hollywoodbroadcasting.com, Inc. ("HBC") during the year 2000/2001 with web design and consulting services for broadcasting on the Internet for HBC's live streaming video broadcasts ("streaming") on the World Wide Web.

HBC intended to provide live, interactive daily programming to the Internet from its studios in Hollywood, California. HBC intended to take advantage of the Internet by producing and developing fully interactive original content shows that are solely for the Internet, combining live interaction with the on-line audience, the host, and information.

DNSMedia.com was also providing the Los Angeles Film School (the "LA Film School") with web design and consulting services for broadcasting on the Internet.

DNSMedia.com wound down operations in 2001 as a consequence of declining revenues in the "streaming broadcast sector".

StockSecrets.com is owned and operated by a private British Columbia corporation, Stock Secrets Enterprises Ltd., which in turn is a wholly owned subsidiary of the Issuer.

StockSecrets.com was a financial website in design stages during 2000/2001 with plans of targeting both investors and those interested in financial markets, small cap companies and trends that affect financial investments. The site was designed to offer daily content, real-time stock quotations and links to other related sites. A beta version of the website was launched in September 2000. Revenue for StockSecrets was projected to be derived from the sale of opt-in email campaigns to public companies throughout North America, in addition to the sale of audio, text and video streaming corporate profiles and banner advertising.

StockSecrets.com also wound down operations in 2001 as a consequence of the lack of revenues in the Internet sector.

iaNett Internet Technologies Ltd., is a software development operation, specializing in search engine technology. ITT, has developed and is in the process of marketing a scalable Internet searching technology (the "Search Engine") that permits full Internet search engine integration into websites. The Search Engine is designed to offer a highly expandable solution to Internet growth patterns by scaling to meet content requirements and user demand without sacrificing functionality or speed. The software can be easily and usefully adopted by any website.

The Company intends to further develop the search engine and web site hosting service revenue through the wholly owned subsidiary ITT. Revenue is generated by the design of web sites complimented by utilizing the proprietary search engine developed by ITT. The operations of ITT are still in the development stages with minor revenues in 2000/2001. The market for web design and hosting is highly competitive and the Issuer expects to utilize the search engine to provide a competitive advantage over similar companies.

It is anticipated that with completion of the reverse merger transaction in accordance with the terms of the Agreement in Principle with the Data Fortress Group, the company will operate with two active wholly-owned subsidiaries, iaNett.com Internet Technologies Ltd., and a yet to be named holding company with the three separate companies, Data Fortress Technologies Ltd., Pacific Ram Distribution Ltd., and Connect West Networks Ltd., as wholly-owned subsidiaries of the holding company.

D.    Property, Plants and Equipment

The company currently rents from Stockgroup.com approximately 1,200 square feet of office space for administrative purposes located at 500-750 West Pender Street, Vancouver, British Columbia.

The Data Fortress Group rents from a related party a manufacturing facility located at 135-12830 Clark Place, Richmond, British Columbia and also rents a collocation facility located at LM-1281 Georgia Street, Vancouver, British Columbia.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Corporation for the year ended June 30, 2001 and the year ended June 30, 2000.

A.    Operating Results

Management conducted a fundamental review of the Issuer's investment portfolio. As a consequence of the declining appetite and climate in the capital markets for the Internet "concept" ventures, the Company was compelled to write down and/or provide for a material impairment of intellectual assets.

Alphastream Wireless Inc.

The Company acquired a 40% interest, during the year, in Ariel Wireless Technologies Inc., a local OEM provider to Intel. Ariel is a British Columbia based operation in the wireless communications hardware and software business. This investment complements the Company's interest in broadband, rich media and convergence technologies. On August 21, 2000, Ariel changed its name to Alphastream Wireless Inc.

eReservation Systems Inc.

On June 23, 2000, the Company announced the formation of a business alliance with eReservation Systems Inc. ("eReservation") whereby the Company will facilitate eReservation going public through its acquisition by Techgroup Ventures Inc., a CDNX capital pool company. The Company will be issued 642,000 shares of Techgroup as a finder's fee. The business of eReservation is the development of a website to provide commercial services to the travel and leisure industry focusing on electronic transaction fee processing and on-line reservation services for golf courses and resorts throughout the world. This transaction closed In November 2000 and eReservation Systems Inc. is now trading on the CDNX under the symbol ("RSS").

Nerve Media Corporation

On March 20, 2000, the Company acquired a 12% interest (6,818 shares) of Nerve Media Corporation ("Nerve"). Nerve designs multimedia-marketing campaigns. Nerve was trying to raise additional capital to continue operations. The realization of this investment is dependent on their success in this endeavor. A total of $363,000 was invested in Nerve.

This investment has been written off, as Nerve has been unsuccessful in raising further capital in order to commercialize operations.

FlashCandy.com

On January 1, 2000, the Company acquired 25% of FlashCandy.com ("FlashCandy"), which it earned through the provision of web development services. Flashcandy.com is a content-driven web business based on a viral marketing concept. It spreads its message by having users send animated online greeting cards to people they want to connect with and encouraging the recipient to do the same. Each time someone "uses" the site they are providing a marketing service to FlashCandy. Revenue is generated from advertising opportunities on the site and on the cards, as well as in the accumulation of opt-in names that represent a valuable asset and opportunity for additional revenue streams.

The Company capitalized ($255,000) development labour costs that were provided in consideration of the 25% minority interest in FlashCandy.com.

This amount has been written off as it is unlikely that commercialization of the site will ever be achieved.

HollywoodBroadcasting.com, Inc.

On June 30, 2000, the Company acquired a nominal interest (166,667 shares) of HollywoodBroadcasting.com, Inc. ("HBC"). HBC was in the business of creating, producing and distributing original content for the web by streaming video. The Company has been providing web services to HBC and these service costs were capitalized ($150,000) in consideration of the equity interest in HollywoodBroadcasting.com Inc.

This amount has been written off, as it is unlikely that HBC will commercialize their business model.

Restaurant-Help.com Inc.

On November 26, 1999 the Company entered into a Letter of Intent to acquire a 25% (25,000 shares) interest in Restaurant-Help.com, Inc. ("Restaurant"). In consideration for its interest the Company provided services to build, manage and market the business of Restaurant. The services had a fair value of $364,725.

This amount has been written off, as it is unlikely that Restaurant will achieve commercialization.

Digital Video Display Technology Corp.

On January 20, 2000, the Company acquired (75,000 common shares), a nominal interest in Digital Video Display Technology Corp. ("DVDT"). In consideration for its interest the Company provided Internet services with a fair value of $108,000. The shares trade on the United Stated OTC Bulletin Board, however trading values are a fraction of a penny and it is unlikely that any market will be established for the shares.

This amount has been written off, as management believes that the common shares will not achieve any material value.

The Company, entered into a partnership agreement with Reuven Gitter, and RG Diamonds Inc., ("RG") a diamond business with offices in Antwerp, Tel Aviv, manufacturing in Tokyo, Japan, and fulfillment centers in Chicago and Vancouver to develop the website located at www.diamondreplacement.com.

Diamondreplacement.com intended to offer insurance companies significant cost savings by providing a powerful centralized Internet based jewelry registry that would have allowed insurance agents to decrease the cost and time to replace jewelry and would have reduced the number of fraudulent claims. Diamondreplacement.com was building an extensive database containing certified descriptions of insured jewelry. Insurance agents would have been able to access this database to verify insurance claims of their clients, and then find replacement jewelry based on certified descriptions or laser inscription. Further plans to create a Nevada Corporation (the "Corporation"), the shares of which were to be owned equally between the Company, and RG. The going forward plan stalled due to lack of funding and the venture did not continue.

These "Other" Investments ($166,549) have been written down to a realizable value of $5,000, as commercialization is unlikely. See "Risk Factors".

Total Investments booked by the Company of $1,507,274 have been written down or impaired to what management believes is a realizable value as at June 30, 2001 of $105,000.

During the year ended June 30, 2001, the Company had an operating loss of $9.175 million, or $1.75 per share including $5,192,819 of amortization, allowances for bad debts, losses on disposition of assets and write-offs of non-performing investments and development costs. Although revenue decreased significantly from June 30, 2000 it is close to the expected level for the year, costs also decreased significantly in the last two quarters as the Company implemented its restructuring plan. Staffing levels decreased from approximately 90 personnel to zero with required services contracted out, which is considered closer to a realistic level based on current activity. In the future, where appropriate, growth will be managed by subcontracting services until an ongoing permanent need is established, at which time additional employees will be hired. This will efficiently manage the Company's forecasted operations and contain the associated overhead costs. During the year, the Company closed offices in Toronto and Los Angeles to keep costs down. The Company will focus on the local markets from its existing locations in Vancouver. In the near future, the Company plans to service the Toronto market from Vancouver, but does not rule out creating a permanent presence if the level of business makes economic sense. The Company's business in Los Angeles was operated under the name of DNSMedia.com, Inc., which is a wholly owned subsidiary and was a full service media streaming company. The business showed initial rapid growth but now has no employees as the two major clients cut back services.

As at the March 31, 2001 year end, on a consolidated un-audited basis the Data Fortress group had an operating loss of C$100,000. This net loss amount represents the, operating and start up costs of the single entity Data Fortress Technologies Ltd. from inception (September 2000). As at March 31, 2001 consolidated current and long term assets represented C$1,000,000 on a cost basis, with a positive working capital balance of $600,000 after adjustments for inter-company accounts.

B.    Liquidity and Capital Resources

Cash reserves were reduced during the Company's year ends from $1.3 million to zero. Stock purchase warrants were exercised to provide cash of $100,000 and stock options were exercised to provide cash of $100,000, as well debt instruments were negotiated amounting to $770,000. During the year, the primary use of cash was to fund operations, including working capital, amounting to $2.4 million, made up of the net loss of $9.175 million, less non-cash items and non-monetary exchanges of $6.0 million and the decrease in working capital requirements of ($700,000). In addition, proceeds from the sale of assets and the collection of outstanding loans amounted to $600,000. Capital items purchased during the year and further expended development costs amounted to $424,000.

The Company's working capital position has decreased from June 30, 2000 due to continuing losses. Although the restructuring plan has significantly reduced operating costs, based on current operations the Company does not expect to become profitable until the second quarter of fiscal 2002, on the basis that the reverse merger with the Data Fortress Group is completed at that time with regulatory and shareholder approval.

New options have been allotted and existing options re-priced to current market levels. Regulatory approval was received form the CDNX on October 22, 2001 for the new allotment and the re-pricing of existing outstanding options. The issuance and exercising of options and warrants was a significant source of funds during fiscal 2000. As of October 24, 2001, the Company had options outstanding to purchase 1 million shares, which, if exercised would provide $100,000 in cash. As of October 24, 2001 the Company had warrants outstanding to purchase 178,100 shares which, if exercised would provide over $162,071 in cash.

INE completed two non-brokered two private placements (the "First 2001 Private Placement" and the "Second 2001 Private Placement"). The first private placement, 2,400,000 units, announced September 18, 2001, at an offering price of $C0.10 per unit, raised gross proceeds of $C240,000. Each unit converted automatically into one common share and one warrant. Each warrant entitles the holder to purchase one common share at a price of $C0.10 on or before September 18, 2002. The second private placement, announced November 2, 2001, 2,438,000 units, announced November 1, 2001, at an offering price of $0.10 per unit, raised gross proceeds of $C243,800. Each united converted automatically into one common share and one warrant. Each warrant entitles the holder to purchase one common share at a price of $0.12 on or before November 1, 2003. The proceeds of the first 2001 Private Placement were used to settle debts from the formal proposal to creditors as announced July 4, 2001 pursuant to the provisions of the Bankruptcy and Insolvency Act, RSC 1985, C. B-3, as amended. The proceeds of the second private placement are financing the operation and costs of the reverse merger as described herein by the Agreement in Principle with the Data Fortress Group.

After completing the said Private Placements, and completing the debt settlements the Company has working capital of approximately $C150,000 as at November 30, 2001, which the Company believes to be sufficient to meet its minimum projected expenditures until at least March 15, 2002, the approximate date of the Annual General Meeting ("AGM"). In the event that the Company's actual expenditures exceed its projected expenditures, the Company may be required to raise additional financing to meet its obligations until March 15, 2002. There can be no assurance that the Company will successfully obtain any financing on acceptable terms, if at all.

There can be no assurance that the Company's actual expenditures to June 30, 2002 will not exceed the Company's estimated operating budget, or, the anticipated reverse merger complete with the Data Fortress Group. Actual expenditures will depend on a number of factors, some of which are beyond the control of the Company, including, among other things, acquisition or development of business opportunities, the availability of financing on acceptable terms, reliability of the assumptions of management in estimating cost and timing, certain economic factors, and the costs associated with the requirements for obtaining shareholder and regulatory approval of the proposed transaction with the Data Fortress Group. If the actual expenditures for such costs exceed the estimated costs or if events occur that require additional expenditures, the Company will be required to raise additional financing or to defer certain expenditures to meet other obligations. The failure to meet certain expenditures may cause the Company to default on material obligations and such default may have a material adverse effect on the Company's business and results of operations.

C.    Research and Development, Patents and Licenses, etc.

The following five initiatives with an additional $150,443 in other development costs have incurred $1,039,407 in development costs since inception. While over time one or more of these projects may create value for the company, management, decided to write off the development costs as at June 30, 2001 with the expectation that it is unlikely that commercialization will be achieved in any of the projects in the near term.

YourWineStore.com

iaNett owns 100% of the YourWineStore.com website. This was designed and developed as a free informational website that would bring together the world's wine enthusiasts and wine related businesses, it was expected to be the most comprehensive listing of wineries available online. Any wine related site would have been able to co-brand their site with YourWineStore.com. Wineries would have had the opportunity to become winery of the month. Descriptive profiles, written by some of the world's foremost wine experts, were planned to be hosted on the website. Development costs of $152,341 have been written off.

TargetPacks

TargetPacks is a permission-based Internet marketing division of the Company that offers direct marketing expertise specifically in the Internet arena. TargetPacks provides opt-in email marketing programs for advertisers, either in conjunction with other advertisers in interest-specific "packs," or as a solo program. Consumers may also take advantage of the TargetPacks.com website by subscribing to a topic-specific newsletter mailing list. Customers can rent opt-in lists, advertise in newsletters, and/or have TargetPacks manage and rent their proprietary lists. The major asset of this division will be the accumulation of proprietary opt-in names. Development costs of $161,086 have been written off.

TargetPacks acquired a license for list management software at a cost of US $120,000 that serves as an added-value feature to opt-in email campaigns. This software package integrates a relational database into an advanced e-mail list server that will allow TargetPacks to create customized e-mail marketing campaigns.

HealthCreator.com

Healthcreator.com is a database driven health and wellness web site developed by the Company. It is an integrated assessment system that uncovers the health and fitness goals of subscribers and provides them with a daily health regime personalized to their lifestyle. The site was developed to a point where it required an additional $2 million in funding to commercialize. The funding to place into operation was not located and the web site asset was never placed into the market. Development costs of $188,431 have been written off.

Shellco.com

In addition to providing marketing, website development and hosting services, the Company did establish an Internet business development division. The Company focused on start-up or early-stage companies where significant value could be added to the investment through the Company's experience in providing complete Internet business development and marketing solutions.

This former division of the Company operated under the website "Shellco.com" which provided resources for private companies interested in going public and/or seeking business acquisitions. The website was also, a marketing tool for the Company's Internet business development segment. Development costs of $61,529 have been written off.

StockSecrets.com

StockSecrets.com was a non operating financial website owned by the Company targeting both investors and those interested in financial markets, small cap companies and trends that affect financial investments. The site was designed to offer daily content, real-time stock quotations and links to other related sites. A beta version of the website was launched in September 2000. Development costs of $325,577 have been written off.

D.      Trend Information

Other than as disclosed elsewhere in this Annual Report, there is no information required to be disclosed under this item.

ITEM 6.        DIRECTORS AND SENIOR MANAGEMENT

A.      Directors and Senior Management

                                                                               Number of common
Name, municipality of        Principal occupation during the     Date of       shares beneficially
residence,                   last five years                     appointment   owned, directly or
and office held                                                  as Director   indirectly, or over
                                                                               which control or
                                                                               direction is exercised
-------------------------------------------------------------------------------------------------------
Marcus New                   President, CEO and Director of      August 30,    52,778(2)
Coquitlam, BC                Stockgroup.com from 1995 to         2000
Secretary and Director       present
-------------------------------------------------------------------------------------------------------
Gordon A. Samson             Financial Officer, Revenue          July 26,      100,000(1)
Vancouver, BC                Canada, 1984 to 1988, Bank          2001
President, CEO, Chief        Manager 1988 to 1996, Global
Financial Officer and        Securities 1997 to 1999, Contract
Director                     CFO projects 1999 to present
-------------------------------------------------------------------------------------------------------
Shone Anstey                 Self employed computer              July 26,      184,000(1)
Richmond, BC                 consultant, March, 2000 to date,    2001
Director                     Vice-President, Treasure Mart
                             Ltd., Sept. 1997 to March, 2000
-------------------------------------------------------------------------------------------------------

(1)   these shares are held directly

(2)   theses shares are held indirectly

No director or executive officer of the Company has any family relationship with any other officer or director of the Company.

The following is brief biographical information on each of the officers and directors listed above:

Gordon A. Samson - on July 26, 2001, Mr. Samson was appointed as Director and Chief Financial Officer of iaNett International Systems Ltd. ("iaNett") on a contract basis of $5,000.00 per month with an initial term of September 1, 2001 to December 31, 2001. On November 21, 2001, Mr. Theo Sanidas the President and CEO offered his resignation to the company and Mr. Samson, agreed to serve as Interim President and CEO, concurrent with the existing CFO contract to December 31, 2001. As at January 1, 2002, Mr. Samson's contract will be renewed as President and CEO at $5,000.00 (CDN) per month. Mr. Samson devotes approximately 75% of his time to the Company.

Mr. Samson began his financial career in 1985 with Revenue Canada, now Canada Customs Revenue Agency ("CCRA") as a financial officer, obtaining his Certified General Accountant, ("CGA") designation in 1991. Mr. Samson also enjoys a number of years as a Senior Banker with a major Canadian institution and as an Accounting Manager with a regional, full service brokerage house. Prior to joining the team at the Company, Gordon was a Chief Financial Officer ("CFO") consultant to public companies both on the CDNX and the OTC BB both on his own and with Moore Consulting Services Inc. ("MCSI"), where he also engaged with broker sponsors for due diligence assignments in publicly traded companies. MCSI boasts working on 60 projects for the year 2000, including mergers and acquisitions, business regenerations, valuations, due diligence assignments, financial management projects and sourcing approximately $50 million on behalf of clients.

In his role as Chief Financial Officer ("CFO"), Mr. Samson's primary purpose will be to build, within a definitive framework, the financial integrity of the Issuer, through generation of healthy, sustainable earnings and development/implementation of sound financial management, practices and administration. The CFO will spearhead a continuous improvement effort in his areas of responsibility, being hands-on in building investor and other developmental relationships, maximizing funding and administrative efficiency to enhance return on investment, creatively manage the Company's funding, financial management information and reporting systems, budget and credit areas.

Marcus New - Mr. New has been the president and director of Stockgroup.com since August, 1995 and developed its website as a news and information site for small and microcap stocks, providing analysis and information. Since August, 1999, Mr. New has been a director of iwave.com. Mr. New is a director of Investrend Inc., the "for profit" company for the Investor Research Institute headquarters in New York. Mr. New was formerly the Vice President of Ancan Public Relations Group.

Mr. New does not receive a salary or any form of compensation from the Company in his position as Director, other than the granting of incentive stock options to purchase Common Shares of the Company.

Shone Anstey - Mr. Anstey founded iaNett Internet Technologies Ltd. in February 2000 and has been developing a proprietary parallel search engine. This search engine is functional and is operating on a number of web sites. Additionally webmasters are now signing up and integrating the search engine into their operations. Mr. Anstey is currently under a contractor agreement to the Company for $2,500.00 (CDN) and devotes approximately 70% of his time to the Company. Prior to this Mr. Anstey was a self-employed computer consultant and from September 1997 to February 2000, Vice President, Treasure Mart.

No director and/or executive officer of the Company has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings among any of the directors regarding their election as director.

Unless otherwise stated each of the above persons has served continually as a director since the date he first became a director. The directors of the Company are elected annually and hold office until the next Annual General Meeting of the shareholders, unless a person ceases to be a director before the date of the Annual General Meeting.

B.      Compensation

The Company does not compensate its directors for their services as directors although directors are eligible to receive incentive stock options to purchase common shares granted from time to time. Details of stock options granted to the directors and senior officers are shown below. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Company other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his services as a director, including any committee participation or special assignments.

The following table sets forth details of the compensation paid during the fiscal year ended June 30, 2001 to the Chief Executive Officer (CEO) of the Company and the four highest paid executive officers of the Company, other than the CEO, whose individual total compensation for the financial year exceeds $100,000, if any (collectively "the Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the financial year::


                           Summary Compensation Table
-----------------------------------------------------------------------------------------------------
                                Annual Compensation          Long Term Compensation
                                ---------------------------- --------------------- --------
                                                             Awards                Pay-outs
                                                             ---------- ---------- --------
                                                                        Restricted
                                                   Other     Securities Shares or           All
                                                   Annual    Under      Restricted          Other
Name and                                           Compen-   Options    Share      LTIP     Compen-
Principal                       Salary    Bonus    sation    granted    Units      Payouts  sation
Position               Year     ($)       ($)      ($)       (#)        ($)        ($)      ($)
=====================================================================================================
Theo Sanidas (1)       2001     114,510   Nil      Nil        145,000     Nil        Nil      Nil
former President,      2000     156,000   30,000   Nil        Nil         Nil        Nil      Nil
CEO and Director       1999     N/A
                       1998     N/A
                       1997     N/A
=====================================================================================================
Gordon A. Samson (2)   2001     N/A       Nil      Nil        Nil         Nil        Nil      Nil
President, CEO, CFO    2000     N/A
and Director           1999     N/A
                       1998     N/A
                       1997     N/A
=====================================================================================================

(1) Theo Sanidas was appointed President on June 30, 1999 and subsequently resigned November 21, 2001.

(2) Gordon A. Samson was appointed Chef Financial Officer on July 26, 2001 and subsequently President and CEO on November 21, 2001.

C.    Board Practices

The Company has no executive committee but is required to have an audit committee that is comprised of three directors, namely, Gordon A. Samson, Marcus New and Shone Anstey. The Company does not have a compensation committee.

D.    Employees

Staffing levels decreased from approximately 90 personnel to zero with required services contracted out, which is considered closer to a realistic level based on current activity. In the future, where appropriate, growth will be managed by subcontracting services until an ongoing permanent need is established, at which time additional employees will be hired. This will efficiently manage the Company's forecasted operations and contain the associated overhead costs.

Defined Benefit of Actuarial Plan Disclosure

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries do not have any compensatory plans or arrangements in respect of compensation received or that may be received by any Named Executive Officer in the event of (a) a change of control of the Company or any subsidiary or (b) the resignation, retirement or other termination of employment of the Named Executive Officer or (c) a change in responsibilities for the Named Executive Officer following a change of control where the amount involved (including all periodic payments or installments) exceeds $C100,000.

E.    Share Ownership

      The Company has created a Share Option Plan in 1999 (the "1999 Plan") and a Share Option Plan in 2000 (the "2000 Plan"), the salient features of which are as follows:

      a) The purpose of the 1999 Plan and the 2000 Plan (collectively the "Plans") are to attract, retain and motivate directors, senior officers, key employees and consultants of the Company and any subsidiary and to advance the interests of the Company by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company;

      b) The Board shall have the power, where consistent with the general purpose and intent of the Plans and subject to the specific provisions of the Plans to establish policies and to adopt, prescribe, amend or vary rules and regulations for carrying out the purposes, provisions and administration of the Plans and make all other determinations necessary or advisable for its administration including: interpreting the Plans and determining all questions arising out of the Plans, determining to whom options will be granted, determining the number of shares covered by each option, determining the exercise price, determining the time or times when options will be granted and exercisable, determining if the shares subject to an option will be subject to any restrictions upon the exercise of such option and prescribing the form of the instrument relating to the grant, exercise and other terms of an option;

      c) The aggregate number of shares which may be optioned during the course of the 1999 Plan and the 2000 Plan shall not exceed 7,200,000 and 5,000,000, respectively, and the total number of shares which may be reserved for issuance to any one individual at any time under the 1999 Plan and the 2000 Plan, together with all other outstanding stock options granted to such individual under each of the 1999 Plan and the 2000 Plan, shall not exceed 5% of the shares issued and outstanding at the time of the grant (on a non-diluted basis);

      d) The maximum number of shares which may be reserved for issuance to insiders (as defined in the Securities Act, British Columbia) under the 1999 Plan, together with any other previously established or proposed share compensation arrangements, shall be 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis);

      e) The maximum number of shares which may be issued to any one insider and his or her associates under the 1999 Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the shares outstanding at the time of the grant (on a non-diluted basis);

      f) At no time shall the period during which an option shall be exercisable exceed 5 years under 1999 Plan and 10 years under the 2000 Plan;

      g) An option is personal to the optionee and is non-assignable under the Plans; and

      h) An option, and all rights to purchase pursuant thereto, shall expire and terminate on the thirtieth day after the optionee ceasing to be a service provider under the Plans, unless otherwise extended by the Board of Directors of the Company. Such an extension shall not be granted beyond the original expiry date of the option.

            As at December 29, 2000, the Company had a total of 2,692,333 options issued and outstanding under its 1999 Stock Option Plan and a further 1,750,000 option issued under its 2000 Stock Option Plan.

As the number of options available under the 1999 Plan were limited, Management proposed to implement a new Share Option Plan (the "2000 Plan") The 1999 Plan would remain in effect until the maximum number of options were granted. Therefore, for a period of time, the Company had two option plans. The 2000 Plan provides for the maximum aggregate number of common shares reserved under the 2000 Plan to be 5,000,000 common shares of the Company. The combined total of 5,000,000 options to be granted under the 2000 Plan together with 4,245,836 options which were granted at that time or remained to be granted under the 1999 Plan, equaled 9,245,836 options representing 18.10% of the 51,075,945 common shares which were issued and outstanding as at October 10, 2000. The vesting schedule for the 2000 Plan is one third of the options shall vest on the date of grant, one sixth shall vest six months from the date of grant, one quarter shall vest 12 months from the date of grant and the final quarter shall vest 18 months from the date of grant.

On October 5, 2001, the Company re-priced all of its outstanding stock options, so that 210,750 outstanding options were re-priced to $0.10. As well on October 5, 2001 a total of 789,250 options were granted at a price of $0.10 per share exercisable for a period of five years which is equal to 7.3% of the Company's issued and outstanding share capital of 13,683,328 as at October 5, 2001. The number of options remaining to be granted under the 2000 Plan is 1,736,666.

                                 Options Granted
-----------------------------------------------------------------------------------------------
                                                                               Market Value
                            Number of      Exercise                            Of Securities
       Optionees           Common Shares   Price(1)      Expiration Date       On Date of Grant
-----------------------------------------------------------------------------------------------
Directors who are not         305,000        $0.10       October 2, 2006           $0.08
Executive Officers (1)
-----------------------------------------------------------------------------------------------
Executive Officers (3)        384,000        $0.10       October 2, 2006           $0.08
-----------------------------------------------------------------------------------------------
Consultants (5)               100,250        $0.10       October 2, 2006           $0.08
-----------------------------------------------------------------------------------------------
Directors who are not         10,000         $0.10      November 23, 2005          $0.08
Executive Officers (1)
-----------------------------------------------------------------------------------------------
Executive Officers (2)        60,000         $0.10      November 23, 2005          $0.08
-----------------------------------------------------------------------------------------------
Consultants (5)               20,000         $0.10      November 23, 2005          $0.08
-----------------------------------------------------------------------------------------------
Directors who are not         20,000         $0.10      September 5, 2005          $0.08
Executive Officers (1)
-----------------------------------------------------------------------------------------------
Executive Officers (1)         1,000         $0.10      September 5, 2005          $0.08
-----------------------------------------------------------------------------------------------
Consultants (1)                1,000         $0.10      September 5, 2005          $0.08
-----------------------------------------------------------------------------------------------
Consultants (2)                6,500         $0.10      December 21, 2004          $0.08
-----------------------------------------------------------------------------------------------
Consultants (1)                1,250         $0.10      November 8, 2004           $0.08
-----------------------------------------------------------------------------------------------
Executive Officers (1)        20,000         $0.10        July 30, 2004            $0.08
-----------------------------------------------------------------------------------------------
Executive Officers (1)        70,000         $0.10        July 12, 2004            $0.08
-----------------------------------------------------------------------------------------------
Consultants (1)                1,000         $0.10        July 12, 2004            $0.08
-----------------------------------------------------------------------------------------------

(1) By approval letter dated October 19, 2001 the CDNX approved the re-pricing of the exercise price of all options that expire prior to October 2, 2006 to $0.10. The exercise price on these options ranged from $0.15 to $0.70.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

As far as is known to the Company, the Company is not directly or indirectly controlled by another corporation, foreign government, or natural person. The Company is unaware of any shareholder holding, as at the year end June 30, 2001, 5% or more of the outstanding Shares.

As at November 21, 2001, Theo Sanidas, a former director and senior officer holds 7.99% of the issued and outstanding shares of the Company. As well, 614351 B.C. Ltd. a former creditor of the Company that settled debt under the proposal to creditors as announced July 4, 2001 pursuant to the provisions of the Bankruptcy and Insolvency Act, RSC 1985, C. B-3, as amended, holds 17.85% of the issued and outstanding shares of the Company as at November 21, 2001.

As of November 21, 2001, the directors and senior officers of the Company beneficially own, directly or indirectly, or have control or direction over an aggregate of 336,778 common shares of the Company representing approximately 2.09% of the issued and outstanding shares of the Company. (total number of issued common shares as at November 21, 2001 is 16,121,328). In addition, the directors and senior officers of the Company, as a group, hold incentive stock options for the purchase of an aggregate of 535,000 additional shares in the capital of the Company, which options are exercisable at $0.10 per share.

Theo Sanidas, a former director and senior officer of the Company, holds options, exercisable at $0.10 for the purchase of 335,000 additional shares in the capital of the Company, as well as holds 68,500 warrants exercisable at $9.10 on or before June 2, 2002 for the purchase of additional shares in the capital of the Company.

B.    Related Party Transactions

The Company entered into the following related party transactions with individuals or companies that were controlled by directors or by officers of the Company providing management services expiring June 30, 2001, M.I.S. Marketing Information Services Ltd.

C.    Interests of experts and counsel

The information for this Item is not required to be provided for Annual Reports on Form 20 - F filed under the Securities Exchange Act of 1934.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

IANETT INTERNATIONAL SYSTEMS LTD.
(FORMERLY WSi INTERACTIVE CORPORATION)

VANCOUVER, BRITISH COLUMBIA, CANADA

JUNE 30, 2001 AND 2000

1. AUDITORS' REPORT

2. CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

2. CONSOLIDATED BALANCE SHEETS

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

5. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BEDFORD CURRY & CO.
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of iaNett International Systems Ltd.

We have audited the consolidated balance sheets of iaNett International Systems Ltd. as at June 30, 2001 and 2000 and the consolidated statements of earnings and deficit and cash flows for the years ended June 30, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2001 and 2000 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, British Columbia, Canada                       BEDFORD CURRY & CO.
October 18, 2001                                          CHARTERED ACCOUNTANTS
iaNett International Systems Ltd.
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
Years ended  June 30, 2001 and 2000
                                                     2001       2000
-------------------------------------------------------------------------
REVENUE

Sales.........................................  $   976,100    6,007,375
Other income..................................      116,107          -
-------------------------------------------------------------------------
                                                  1,092,207    6,007,375

EXPENSES

General and administrative....................    2,892,195    3,492,317
Direct costs..................................    1,325,789    3,405,916
Bad debts.....................................    1,093,288          -
Amortization of capital assets................      856,355      702,125
-------------------------------------------------------------------------
                                                  6,167,627    7,600,358
-------------------------------------------------------------------------
Net loss before other items...................   (5,075,420)  (1,592,983)

OTHER ITEMS

Loss on disposition of capital assets.........   (1,514,592)         -
Write-off of investments [Note 4].............   (1,349,532)         -
Write-off of deferred development costs.......   (1,039,407)         -
Write-off of loans receivable.................     (196,000)         -
Write-off of license costs....................          -       (217,800)
--------------------------------------------------------------------------
NET LOSS......................................   (9,174,951)  (1,810,783)

Deficit, beginning of year....................  (24,634,778) (22,823,995)
--------------------------------------------------------------------------
DEFICIT, end of year.......................... $(33,809,729) (24,634,778)
==========================================================================
LOSS PER SHARE................................ $      (1.75)       (0.50)
==========================================================================
iaNett International Systems Ltd.
CONSOLIDATED BALANCE SHEETS
June 30, 2001 and 2000
                                                           2001         2000
-------------------------------------------------------------------------------
ASSETS

Current
        Cash and cash equivalents ................   $      3,024     1,313,692
        Accounts receivable ......................         52,131     2,364,938
        Loans receivable .........................           --         350,000
        Prepaid expenses .........................          3,972       198,073
-------------------------------------------------------------------------------
                                                           59,127     4,226,703

Capital assets [Note 3] ..........................         24,411     2,517,852
Investments [Note 4] .............................        105,000     1,507,274
Deferred development costs  [Note 5] .............           --         908,371
-------------------------------------------------------------------------------
                                                     $    188,538     9,160,200
===============================================================================
LIABILITIES
Current
        Accounts payable and accrued expenses ....   $    743,726     1,646,752
        Current portion of capital leases [Note 6]           --          18,422
        Loan [Note 7] ............................        490,174          --
        Due to shareholder [Note 8] ..............        174,041          --
-------------------------------------------------------------------------------
                                                        1,407,941     1,665,174
Obligation under capital leases [Note 6] .........           --          50,156
-------------------------------------------------------------------------------
                                                        1,407,941     1,715,330
SHAREHOLDERS' EQUITY

Share capital [Note 9] ...........................     32,590,326    32,079,648
Deficit ..........................................    (33,809,729)
-------------------------------------------------------------------------------
                                                       (1,219,403)    7,444,870
-------------------------------------------------------------------------------
                                                     $    188,538     9,160,200
===============================================================================
APPROVED ON BEHALF OF THE BOARD:

"GORDON SAMSON"         "THEO SANIDAS"
   Director                Director
iaNett International Systems Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2001 and 2000
                                                      2001        2000
-------------------------------------------------------------------------
OPERATIONS

Net loss......................................  $(9,174,951)  (1,810,783)
Add (deduct) items not involving cash
        Loss on disposition of capital assets.    1,514,592          -
        Write-off of investments..............    1,349,532          -
        Bad debts.............................    1,093,288          -
        Write-off of deferred development costs   1,039,407          -
        Amortization of capital assets........      856,355      702,125
        Write-off of loans receivable.........      196,000          -
        Write-off of license costs............          -        217,800
        Non-monetary exchanges................          -     (2,228,625)
-------------------------------------------------------------------------
                                                 (3,125,777)  (3,119,483)
Net changes in non-cash working capital items:
        Decrease(increase)in accounts receivable  1,219,519   (2,064,406)
        Decrease(increase)in prepaid expenses.      194,101     (152,117)
        Increase(decrease) in accounts payable     (605,620)   1,388,811
-------------------------------------------------------------------------
                                                 (2,317,777)  (3,947,195)
FINANCING

Increase in loan..............................      500,000          -
Increase(decrease) in amounts due to shareholder    174,041     (60,835)
Issuance of share capital.....................      200,472    7,303,531
Increase in obligations under capital leases            -         68,578
-------------------------------------------------------------------------
                                                    874,513    7,311,274
INVESTING

Proceeds from sale of capital assets..........      336,850          -
Decrease (increase) in loans receivable.......      154,000     (350,000)
Proceeds on disposition of investments........       70,917          -
Purchase of investments.......................      (18,175)    (955,349)
Increase in deferred development costs........     (131,036)    (908,371)
Purchase of capital assets....................     (279,960)  (1,543,491)
-------------------------------------------------------------------------
                                                    132,596   (3,757,211)
-------------------------------------------------------------------------

Decrease in cash..............................   (1,310,668)    (393,132)

Cash and cash equivalents, beginning of year..    1,313,692    1,706,824
-------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year........  $     3,024    1,313,692
=========================================================================
iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended June 30, 2001 and 2000

1.    NATURE OF OPERATIONS AND GOING CONCERN

iaNett International Systems Ltd., incorporated in British Columbia, Canada, has shares listed on the Canadian Venture Exchange, OTC Bulletin Board in the United States and on the third segment of the Frankfurt Stock Exchange. On May 7, 2001 the Company changed its name from WSi Interactive Corporation to iaNett International Systems Ltd.

The Company is primarily engaged in the business of providing integrated marketing, web services, business development services and data warehousing services to both Internet and traditional businesses.

At June 30, 2001 the Company had a working capital deficiency of $1,348,814 (2000: $2,561,529 working capital) and incurred an operating loss of $9,174,951 (2000: $1,810,783) for the years then ended. The Company's ability to discharge liabilities in the normal course of its business is dependent upon future profitable operations and/or obtaining additional debt or equity financing.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.


2.  SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

        D.N.S. Media.com Inc. (100%)
        Stock Secrets Enterprises Ltd. (100%)
        IaNett.com Internet Technologies Ltd. (54.5%)

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

Revenue recognition - Revenue predominantly results from service-related activities. Services can be on a time and materials basis or a fixed fee basis. For fixed fee contracts, revenue is recognized on a percentage of completion basis. For contracts that are on a time and materials basis, revenue is recognized as the services are performed. Provisions for estimated losses on contracts, if any, are recorded when identifiable.

Cash and cash equivalents - The Company considers deposits in bank and short-term investments with original maturities of three months or less to be cash equivalents.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Years ended June 30, 2001 and 2000

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital assets - Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:

Asset                     Basis                   Rate
----------------------------------------------------------------------------
Computer software         Straight-line           33% - 100%
Computer hardware         Straight-line           33%
Office equipment,f & f    Declining balance       20% - 30%
Automotive                Declining balance       30%
Leasehold improvements    Straight-line           Over the term of the lease
                                                   and one renewal period.
----------------------------------------------------------------------------

One half of the above rates are used in the year of acquisition.

Investments - The Company makes investments in technology businesses. Such investments, where the Company does not exert significant influence, have been accounted for under the cost method whereby the investments are carried at cost. When, in the opinion of management, the cost of an investment is permanently impaired, the investment is written down to recognize the loss. Where the Company does exert significant influence, investments are accounted for under the equity method. Where the Company's initial investment is more than 20% but where plans are in place for the investee to issue additional securities that will dilute the ownership investment below 20%, such investments are accounted for using the cost method.

Development costs - Development costs are expensed as incurred unless a product meets generally accepted deferral criteria in accordance with generally accepted accounting principles. The development costs consists primarily of labour costs incurred in developing the Company's web businesses. Development costs are amortized at the point that the product is available to the market and over its estimated useful life.

Foreign currency translation and transactions - The Company's consolidated financial statements are expressed in Canadian dollars. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the prevailing rates of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated into Canadian dollars at the rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from translation of foreign currency items are included in the determination of net income.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period. Actual results could differ from those estimates.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended June 30, 2001 and 2000

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation - The Company has a stock-based compensation plan, which is described in note 8. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees in exercise of stock options or purchase of stock is credited to share capital.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

3.  CAPITAL ASSETS
                                                            Net Book Value
                                           Accumulated     ---------------
                                  Cost     Depreciation    2001       2000
----------------------------------------------------------------------------
Computer software..........    $  38,800      25,000      13,800   1,316,156
Office equipment,f&f .......      14,150       3,539      10,611     124,912
Computer hardware ..........        --          --          --     1,031,060
Leasehold improvements .....        --          --          --        28,424
Automotive .................        --          --          --        17,300
                                                                   ---------
                               $  52,950      28,539      24,411   2,517,852
============================================================================

During the year the Company disposed of certain equipment resulting in a loss of $1,514,592.

4.    INVESTMENTS
                                  2001            2000
-------------------------------------------------------
Alphastream Wireless Inc...    $100,000         100,000
Other......................       5,000         166,549
Restaurant-Help.com, Inc...         -           364,725
Nerve Media Corporation....         -           363,000
FlashCandy.com, Inc........         -           255,000
HollywoodBroadcasting.com,Inc.      -           150,000
Digital Video Display Tech Corp.    -           108,000
-------------------------------------------------------
                               $105,000       1,507,274
=======================================================

Alphastream Wireless Inc. - On May 8, 2000 the Company acquired a 40% (66 shares) interest in Ariel Wireless Technologies, Inc. ("Ariel") for a cash payment of $100,000. Ariel is in the wireless communications hardware and software business. The investment complements the Company's interest in broadband, rich media and convergence technologies. On August 21, 2000 Ariel changed its name to Alphastream Wireless Inc.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended June 30, 2001 and 2000

4.    INVESTMENTS (continued)

Write-off of investments - Management has written-off the cost of certain of the Company's investments to reflect the negative equity market conditions, which have prevailed for its investee technology companies.


5.  DEFERRED DEVELOPMENT COSTS

                                                2001           2000
------------------------------------------------------------------------
Deferred costs, beginning of year...... $   908,371             -
Add:    Labour costs...................     131,036         627,338
        Domain name....................         -           187,500
        Other costs....................         -            93,533
Deduct: Written-off....................  (1,039,407)            -
------------------------------------------------------------------------
Deferred costs, end of year             $       -           908,371
========================================================================

Due to the Company's inability to complete the development of its' projects, Management has decided to write-off its deferred development costs in the current period.

6.    OBLIGATIONS UNDER CAPITAL LEASES

Future minimum lease payments of the capital leases for the fiscal years ending June 30 are as follows:
                                               2001              2000
-----------------------------------------------------------------------
2001..............................        $     -               26,458
2002..............................              -               26,458
2003..............................              -               26,458
2004..............................              -                7,362
-----------------------------------------------------------------------

Total minimum capital lease payments            -               86,736
Less imputed rates averaging 12%                -              (18,158)
-----------------------------------------------------------------------
Present value of capital lease payments         -               68,578
Less current portion..............              -              (18,422)
-----------------------------------------------------------------------
                                          $     -               50,156
=======================================================================

During the year the Company terminated it's capital leases and returned all the equipment to the Lessors.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended June 30, 2001 and 2000

7.    LOAN

The Company entered into a loan agreement with 614531 B.C. Ltd. to borrow $500,000 on October 31, 2000, as amended on December 8, 2000. The loan is secured by a General Security Agreement which provides for a first charge on the assets of the Company. The loan bears interest at 4% plus the Bank of Montreal prime rate and was due February 1, 2001. A condition of the loan was that any proceeds from sale of Company's assets were to be applied to the outstanding loan amount. As the Company did not repay the loan on its due date a penalty of $50,000 was applied. The penalty was paid by the transfer to the lender of equipment having a fair market value of $50,000.

As described in Note 14 the outstanding loan balance was settled by issuance of 2,733,270 common shares.

8.    DUE TO SHAREHOLDER

Amounts due to shareholder are non-interest bearing with no formal terms of repayment.

9.    SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.001 per share. The issued share capital consists of common shares as follows:

                                                       2001                        2000
                                           -------------------------     -----------------------
                                              Number        Amount         Number         Amount
---------------------------------------------------------------------------------------------------
Balance, beginning of year ...........     50,642,178    $ 32,079,648     31,203,447   $ 22,779,187
Shares issued for cash:
  Stock options ......................        384,767         100,472      2,770,397      1,125,320
  Warrants ...........................        250,000         100,000      5,337,334      4,367,057
  Special warrants ...................           --              --        5,250,000      1,996,930
  Private placement ..................           --              --        3,031,000      1,800,130
  Performance shares .................           --              --        3,000,000         30,000
Shares issued for other consideration:
  For debt ...........................      2,974,061         297,406           --             --
  For subsidiary .....................        320,000          12,800           --             --
  Finder's fee .......................           --              --           50,000           --
  Cash share issuance costs ..........           --              --             --          (18,976)
Cancellation of escrow shares ........       (112,500)           --             --             --
---------------------------------------------------------------------------------------------------
                                           54,458,506      32,590,326     50,642,178     32,079,648

Consolidation 10:1 ...................      5,445,851      32,590,326           --             --
---------------------------------------------------------------------------------------------------
Balance, end of year .................      5,445,851    $ 32,590,326     50,642,178   $ 32,079,648
===================================================================================================

Escrow Shares - There are 300,000 (2000: 311,125) shares held in escrow subject to release only with regulatory approval.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended June 30, 2001 and 2000

9.    SHARE CAPITAL (continued)

Warrants - The Company has stock purchase warrants outstanding as follows:

         Outstanding                          Outstanding
Exercise   June 30,     Expired                  June,
Price      2000         Issued      Exercised    2001       Expiry date
------------------------------------------------------------------------------
 $1.15   1,338,000         -      (1,338,000)      -        September 30, 2000
 $0.46     325,000         -        (325,000)      -        November 26, 2001
*$9.10     178,100         -             -      178,100     June 2, 2002
------------------------------------------------------------------------------
         1,841,100         -      (1,663,000)   178,100
==============================================================================

* Warrants were consolidated on a 10:1 basis.

Stock Option Plans - The Company has established stock option plans for employees, directors and consultants, reserving a total of 1,200,000 shares. Under the plans, the exercise price of each option equals the market price of the Company's stock on the last business day prior to the date of the grant. An option's maximum term is five years from the date of the grant. Options granted vest at various dates ranging from the date of grant to the end of the eighteenth month from the date of grant.

A summary of the change in the Company's stock options plan for the year ended June 30, 2001 and 2000 is presented below.

                                            2001                   2000
                                ------------------------- ----------------------
                                         Weighted Average       Weighted Average
                                 Options   Exercise Price Options Exercise Price
--------------------------------------------------------------------------------
Outstanding, beginning of year  3,709,269   $ 0.47          -       $  -
  Granted                       5,000,000     0.10    7,265,000      0.46
  Exercised                      (384,767)    0.26   (2,770,397)     0.41
  Cancelled or expired         (8,113,752)    0.10     (785,334)     0.63
--------------------------------------------------------------------------------
Outstanding, end of year          210,750   $ 0.10    3,709,269     $0.47
================================================================================
iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended  June 30, 2001 and 2000

9.    SHARE CAPITAL (continued)

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2001:

Price           Number          Expiry date
---------------------------------------------------
$0.10            1,000          July 12,2004
$0.10           90,000          July 30, 2004
$0.10            1,250          November 8, 2004
$0.10            6,500          December 21, 2004
$0.10           22,000          September 14, 2005
$0.10           90,000          November 15, 2005
---------------------------------------------------
               210,750
===================================================
During the year all stock options were repriced and were consolidated on a 10:1 basis.

10.   RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions with individuals or companies that were controlled by directors or by officers of the Company.

a) Legal fees of $78,619 (2000 - $199,721) were paid to a former director of the Company;

b) Management fees of $133,000 (2000 - $162,465) were paid to directors of the Company or companies controlled by a director of them;

c)    Amounts due to shareholder of $174,041 as described in Note 8.


11.   INCOME TAXES

The company has non-capital losses for income tax purposes which may, subject to certain restrictions, be available to offset future taxable income or taxes payable. No benefit in respect of the future application of these losses has been recognized in the financial statements.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended June 30, 2001 and 2000

12.   COMMITMENTS

The Company is committed to minimum annual lease payments under various operating leases for certain office premises and equipment rentals.

Minimum annual lease payments for the fiscal years ending June 30 are as follows:
               2001             2000
-------------------------------------
2001    $       -       $     635,136
2002            -             443,448
2003            -              56,776
2004            -               4,111
-------------------------------------
        $       -       $   1,139,471
=====================================

13.   FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, investments, accounts payable and accrued expenses, loan and amounts due to shareholder.

It is management's opinion that the Company is not exposed to significant interest, currency or credits risks on its financial instruments.

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, loan and amounts due to shareholder approximate their carrying amounts due to their relative short terms of maturity. As described in Note 14 certain debts were settled, after the year-end, for less than fair value.

The fair value of investments in private companies is not readily determinable because these investments are not publicly traded.

14.   SUBSEQUENT EVENTS

Bankruptcy and Insolvency - In July, 2001 the Company filed a formal proposal under the Bankruptcy and Insolvency Act of British Columbia, Canada. The Company proposed to settle outstanding debts of $1,443,573 by the issuance of shares at a deemed value of $0.18 or a cash payment of 25% of the creditor's provable claim. On August 2, 2001 the Company's creditors approved the proposal and agreed to accept $136,618 in cash and 5,469,477 in common shares. On August 24, 2001 the court approved the transaction and the share were issued on October 8, 2001.

Acquisition of IaNett.com Internet Technologies Ltd. - On September 7, 2001 the Company issued 368,000 shares to acquire the remaining 45.5% in IaNett.com Internet Technologies Ltd. ("iaNett.com"). As of September 7, 2001 IaNett.com had no material assets and its only material liability is an amount due to the Company.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended June 30, 2001 and 2000

14.   SUBSEQUENT EVENTS (continued)

Private placement - On October 4, 2001 the Company issued 2.4 million units at $0.10 per unit to net $240,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share for $0.10 for a one year period.

Options - On October 5, 2001 the Company granted 789,250 stock options at a price of $0.10 per share. The options expire on October 5, 2006.

To the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties other than:

1. The Company has been named in an action pursuant to which the plaintiffs are claiming they are entitled to receive 750,000 special warrants pursuant to the Company's 1999 First Private Placement of 5,250,000 special warrants, as a result of an alleged agreement with Theo Sanidas, a former Director and Officer of the Company. The Company considers this claim to be without merit, and the Company is defending the action vigorously.

2. The Company has sued ERSS EQUITY RETIREMENT SAVINGS SYSTEM CORP., carrying on business as ERSS LIMITED PARTNERSHIP and as ERSS EQUITY RETIREMENT SAVINGS SYSTEM CANADA LTD. for repayment of a loan of $C200,000 plus interest and damages for breach of a marketing contract. Subsequent to initiating this law suit, the Company has received payment for the principle amount of the loan ($C200,000), but has not received any payment for interest or damages.

From time to time, the Company may become subject to claims and litigation generally associated with any business venture.

The following table sets forth selected financial data regarding the Company's consolidated operating results and financial position. The data has been derived from the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and reconciled with accounting principles generally accepted in the United States ("US GAAP"). See "Management's Discussion and Analysis of Financial Condition and Results of Operation." The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Annual report. The selected financial data is expressed in Canadian dollars (in accordance with Canadian GAAP and US GAAP). Prior to July 1, 1994, the Company's fiscal year ended June 30. From July 1, 1994 through December 31, 1998, the Company's fiscal year ended December 31. In 1999 the Company's fiscal year end changed to June 30. Accordingly, six months of financial data are presented June 30, 1999.

In Canadian $                           Fiscal           Six
                      Fiscal            year             months
                      year Ended        Ended            ended
                      June 30           June 30          June 30                         Fiscal year Ended December 31
                    -----------       -----------      -----------       ----------------------------------------------------------
                        2001              2000             1999              1998           1997            1996            1995
                    -----------       -----------      -----------       -----------    -----------      -----------    -----------
Revenue             $ 1,092,207       $ 6,007,375      $       -         $       -      $   267,381      $   643,503    $       -

Net Gain (Loss)
  Canadian GAAP      (9,174,951)       (1,810,783)         437,726(1)     (2,027,798)    (9,585,501)      (4,482,993)
  US GAAP            (9,174,951)       (2,719,154)         437,726        (2,027,798)    (9,983,275)      (4,491,788)
Net Gain (Loss)
per Share
  Canadian GAAP           (1.75)(2)         (0.05)           (0.00)              .02          (0.13)           (0.63)         (0.31)
  US GAAP                 (1.75)            (0.08)           (0.00)              .02          (0.13)           (0.65)         (0.31)
-----------------------------------------------------------------------------------------------------------------------------------
In Canadian $                    At June 30                               At December 31
                    ----------------------------------------------       ----------------------------------------------------------
                        2001              2000             1999              1998           1997            1996            1995
                    -----------       -----------      -----------       -----------    -----------      -----------    -----------
Working Capital
(Deficiency)        ($1,348,814)      $ 2,561,529      $ 1,734,536       $     4,111    $(4,563,665)     $(3,540,208)   $   259,316
Total Assets
  Canadian GAAP         188,538         9,160,200        2,270,898            17,626         92,904        2,777,309      8,290,351
  US GAAP               188,538         8,251,829        2,270,898            17,626         92,904        2,777,309      8,527,777
Total Liabilities     1,715,330           318,776           13,515         4,656,569      5,554,807        1,482,348
Shareholders'
Equity
(Deficiency)
  Canadian GAAP      (1,219,403)        7,444,870        1,952,122             4,111     (4,563,665)       6,808,003
  US GAAP            (1,219,403)        6,536,499        1,952,122             4,111     (4,563,665)       6,799,208
Long-term                   -              50,156           60,835               -              -                -           18,818
Obligations
-----------------------------------------------------------------------------------------------------------------------------------

      (1) The Company had a gain on the settlement of debt of $C705,364 and a gain on the sale of subsidiaries in the amount of $C186,374.

      (2) Income(loss) per share reflects the one-new share for ten-old share consolidation. Prior periods have not been restated to reflect this consolidation.

Reference is made to page 3 of this Report for a summary of the exchange rates between the U.S. and Canadian dollar for the past five years.

To date, the Company has not made any dividend payments.

B.    Significant Changes

On November 21, 2001 the Company entered into an "Agreement in Principle" to acquire 100 per cent of the issued and outstanding shares of Data Fortress Technologies Ltd., Pacific Ram Distribution Ltd., and Connect West Networks Ltd., collectively ("The Data Fortress Group").

The Data Fortress Group is a related mix of companies, all incorporated under the laws of British Columbia. The companies in this group have been in business for over 10 years. Data Fortress Group is made up of three companies, Data Fortress Technologies Ltd., Pacific Ram Distribution Ltd., and Connect West Networks Ltd. The companies collectively provide data storage services through manufacturing and equipment sales ranging from PC's to high-end servers and data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, co-location and managed services. Emphasis has been placed on disaster recovery systems for both corporate and government clients.

Under the terms of the Agreement in Principle, a deemed value of CDN$3,000,000 has been established by the parties for the Data Fortress Group. The Company proposes to issue shares in the capital of the Company at a deemed price of $0.10 per common share and will be subject to escrow agreements. The completion of the transaction is subject to a number of conditions including but not limited to Exchange ("CDNX") acceptance, as well as, the Company receiving a majority of the minority shareholders approval.

The Company proposes to issue up to 30,000,000 shares in the capital of the Company at a deemed price of $0.10 per common share subject to applicable escrow agreements. Under these terms, 15,000,000 shares are to be held in performance-based escrow, where 5,000,000 shares shall be deemed to be earned out of escrow if certain pending contracts are signed by Data Fortress Technologies, and 10,000,000 shares shall be deemed to be earned out of escrow if certain pending contracts are signed by Connect West Networks Ltd.

ITEM 9. THE OFFER AND LISTING DETAILS

A.    Offer and Listing Details

Stock price History

The Common Shares are listed for trading in Canada on the CDNX under the symbol "INE" and are quoted for trading in the United States of America on the OTC bulletin Board under the trading symbol "INEFF". The following tables represent the high and low market prices: (a) annually, for the five most recent full financial years; (b) quarterly, for the two most recent full financial years and any subsequent period; and (c) monthly, for the most recent six months on the
CDNX:

Note: All figures for the years 2000 or earlier are adjusted to post - consolidation (one new share for ten old shares)

The Canadian Venture Exchange (formerly the "Vancouver Stock Exchange")

Year                       High($C)    Low($C)        Volume
-----------------------   ---------   ---------   --------------
2001                           1.20        0.06        942,303.0
-----------------------   ---------   ---------   --------------
2000                          82.50        0.70      7,293,480.0
-----------------------   ---------   ---------   --------------
1999                          10.80        0.50      6,897,960.3
-----------------------   ---------   ---------   --------------
1998                           2.00        0.30         20,176.6
-----------------------   ---------   ---------   --------------
1997                          10.50        0.20          1,282.7
-----------------------   ---------   ---------   --------------

The OTC Bulletin Board (United States of America)

Year                      High($US)    Low($US)        Volume
-----------------------   ---------   ---------   --------------
2001                           0.90        0.04        1,586,590
-----------------------   ---------   ---------   --------------
2000                         58.125        0.35       10,150,530
-----------------------   ---------   ---------   --------------
1999                           7.70        0.34        3,094,480
-----------------------   ---------   ---------   --------------
1998                          0.575        0.50            1,000
-----------------------   ---------   ---------   --------------
1997                          0.050        0.01              410
-----------------------   ---------   ---------   --------------

The Canadian Venture Exchange (formerly the "Vancouver Stock Exchange")

Quarter                    High($C)    Low($C)       Volume
-----------------------   ---------   ---------   --------------
September 2001                 0.18        0.06            5,478
-----------------------   ---------   ---------   --------------
June 2001                      0.50        0.18          123,065
-----------------------   ---------   ---------   --------------
March 2001                     1.20        0.30          552,232
-----------------------   ---------   ---------   --------------
December 2000                  7.50        0.70        1,491,409
-----------------------   ---------   ---------   --------------
September 2000                12.50        5.10        8,997,801
-----------------------   ---------   ---------   --------------
June 2000                     44.80        7.20       12,810,670
-----------------------   ---------   ---------   --------------
March 2000                    82.50        7.50       36,023,539
-----------------------   ---------   ---------   --------------
December 1999                 10.80        1.90       38,228,393
-----------------------   ---------   ---------   --------------
September 1999                 4.70        1.90       16,148,534
-----------------------   ---------   ---------   --------------

The OTC Bulletin Board (United States of America)

Quarter                   High($US)    Low($US)      Volume
-----------------------   ---------   ---------   --------------
September 2001                 0.17        0.07          210,100
-----------------------   ---------   ---------   --------------
June 2001                      0.40        0.14          180,650
-----------------------   ---------   ---------   --------------
March 2001                     0.90        0.20          547,450
-----------------------   ---------   ---------   --------------
December 2000                  3.90        0.35        1,624,390
-----------------------   ---------   ---------   --------------
September 2000                 7.70        3.20          911,870
-----------------------   ---------   ---------   --------------
June 2000                     31.20        4.50        1,884,290
-----------------------   ---------   ---------   --------------
March 2000                    58.12        5.31        5,566,910
-----------------------   ---------   ---------   --------------
December 1999                 70.56       12.50        3,302,120
-----------------------   ---------   ---------   --------------
September 1999                29.60       15.60           37,240
-----------------------   ---------   ---------   --------------

The Canadian Venture Exchange (formerly the "Vancouver Stock Exchange")

Month                      High($C)    Low($C)       Volume
-----------------------   ---------   ---------   --------------
September 2001                 0.07        0.06            5,478
-----------------------   ---------   ---------   --------------
August 2001                    0.18        0.18              -
-----------------------   ---------   ---------   --------------
July 2001                      0.18        0.18              -
-----------------------   ---------   ---------   --------------
June 2001                      0.25        0.18           27,110
-----------------------   ---------   ---------   --------------
May 2001                       0.40        0.25           49,124
-----------------------   ---------   ---------   --------------
April 2001                     0.50        0.30           46,831
-----------------------   ---------   ---------   --------------
March 2001                     0.70        0.30          184,621
-----------------------   ---------   ---------   --------------

The OTC Bulletin Board (United States of America)

Month                     High($US)    Low($US)      Volume
-----------------------   ---------   ---------   --------------
September 2001                 0.08        0.07           38,000
-----------------------   ---------   ---------   --------------
August 2001                    0.10        0.07           50,200
-----------------------   ---------   ---------   --------------
July 2001                      0.17        0.09          121,900
-----------------------   ---------   ---------   --------------
June 2001                      0.25        0.14           62,800
-----------------------   ---------   ---------   --------------
May 2001                       0.25        0.16           75,800
-----------------------   ---------   ---------   --------------
April 2001                     0.40        0.25           42,050
-----------------------   ---------   ---------   --------------
March 2001                     0.45        0.20          163,490
-----------------------   ---------   ---------   --------------
Escrow Shares

There are 300,000 common shares (the "Performance Shares"), which were issued at a price of $C0.01 per share to Mr. Theo Sanidas, a former Director and Officer of the Company. These shares are subject to a performance share escrow agreement dated June 23, 1999 (the "Escrow Agreement"), between the Company, Mr. Sanidas, and the Company's registrar and transfer agent, Montreal Trust Company of Canada (now called "Computershare Investor Services Inc." and referred to as "Computershare"). Pursuant to the Escrow Agreement, the Performance Shares will be held in escrow by Computershare and certain escrow restrictions are applicable to such shares. These restrictions may be summarized as follows:

a. Performance escrow shares may be voted by the holder but cannot be traded without prior regulatory approval;

b. The shares are earned out of escrow on the basis of cumulative cash flow earned by the Company after the date the shares are issued. The amount of cumulative cash flow to earn out one share (the "earn-out price") shall be $C0.40; and

c. Any performance shares not released from escrow on or before November 9, 2009 shall be cancelled.

The Company's Shares are issued in registered form. Based on the records of Computershare Investor Services Inc., the Company's registrar and transfer agent, at October 24, 2001, there were 35 holders of record of the Company's shares with United States addresses who collectively held 66,323 common shares, or approximately 0.49% of the 13,683,328 issued and outstanding Shares (as of October 24, 2001). The Company's records indicate that, as at the same date, there were no holders of record of stock options or warrants with United States addresses. Based on the mailing requests received from the various depositories based in the United States for the Company's Annual General Meeting held on November 20, 2000, the Company estimates that there are approximately 5,000 holders who appear to be resident in or have U.S. mailing addresses. As noted above, the Company is not in a position to confirm ownership by these parties.

B.    Plan of Distribution

Not applicable

C.    Markets

The Common Shares are listed for trading in Canada on the CDNX under the symbol "INE" and are quoted for trading in the United States of America on the OTC bulletin Board under the trading symbol "INEFF". None of the Company's other outstanding securities are listed or quoted for trading.

D.    Selling Shareholders

Not applicable

E.    Dilution

Not applicable

F.    Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital

The information for this Item is not required to be provided for Annual Reports on Form 20-F filed under the Securities Exchange Act of 1934

B.    Memorandum and Articles of Association

The Company is amalgamated under the Company Act (British Columbia) (the "Company Act"). Its incorporation number is 292404.

The Company's articles provide that a director shall not vote in respect of any contract or transaction in which the director is interested but such director shall be counted in quorum present at the meeting at which such vote is taken. This voting provision shall not apply to:

1. any such contract or transaction relating to a loan to the Company, which a director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined n guaranteeing the repayment of the loan or any part of the loan;

2. any contract or transaction made or to be made with, or for the benefit of a holding corporation or subsidiary corporation of which a director is a director;

3. any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly, interested if all the other directors are also, directly or indirectly, interested in the contract, arrangement or transaction;

4.    determine the remuneration for the directors;

5. purchasing and maintaining insurance to cover against liability incurred by them as directors; or

6.    the indemnification of any director of the Company.

With respect to borrowing powers, the Company's articles provide that the directors may, on behalf of the Company:

1. borrow money in such manner and amount, on such security from such sources and upon such terms and conditions as they think fit,

2. issue bonds, debentures or other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

3. mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

The borrowing powers may be amended by a resolution amending the Company's articles passed by the shareholders, the votes not less than 75% of the Shares entitled to vote and voting at the meeting at which the resolution is presented.

The Company's directors are not subject to a mandatory retirement provision and are not required to hold any Shares as a condition of holding office.

The holders of Shares are entitled to vote at all meetings of shareholders of the Company, to receive dividends if and when declared by the directors, and subject to the rights of the holders of any shares ranking in priority to or on parity with the Shares, to receive the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Shares and they are not liable to further calls or to assessment by the Company. The Company Act (British Columbia) provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than three-quarters of the votes cast in person or by proxy by holders of shares of that class.

The Company has not declared or paid dividends on its outstanding Shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends is within the discretion of the Company's board of directors. The Company is limited in its ability to pay dividends on its Shares by limitations under British Columbia law relating to the sufficiency of profits from which dividends may be paid.

Except to the extent described elsewhere in this Annual Report, there are no limitations on the rights to own securities of the Company.

C.    Material Contracts

The Company's restructuring plans have culminated in closing or exiting all material contracts that obligated the Company to costs and/or obligated the Company to provide service in an unprofitable manner.

Loan Agreement

The Company entered into a loan agreement with 614531 B.C. Ltd. to borrow $500,000 on October 31, 2000, as amended on December 8, 2000. The loan is secured by a General Security Agreement, which provides for a first charge on the assets of the Company. The loan bears interest at 4% plus the Bank of Montreal prime rate and was due February 1, 2001. A condition of the loan was that any proceeds from sale of Company's assets were to be applied to the outstanding loan amount. As the Company did not repay the loan on its due date a penalty of $50,000 was applied. The penalty was paid by the transfer to the lender of equipment having a fair market value of $50,000.

As described here the outstanding loan balance was settled by issuance of 2,733,270 common shares per the formal proposal to creditors as announced July 4, 2001 pursuant to the provisions of the Bankruptcy and Insolvency Act, RSC 1985, C. B-3, as amended. - Page 7 for a summary of the formal proposal.

Escrow Agreement

Refer to the subsection entitled "Escrow Shares" under Item 9.A. - Offer and Listing Details, page 37 for a summary of the escrow agreement.

Services Agreement

Each member of senior management has entered into a services agreement with the Company. Refer to Item 6.B - Compensation, page 18 concerning remuneration paid under such services agreements.

Stock Option Agreements

Directors, officers, management, dependent contractors, consultants and employees of the Company are eligible to receive stock options. Refer to the subsection entitled "Shares Under Option" under Item 6.E - Share Ownership, page 19 for a summary of all outstanding stock options as at October 5, 2001.

D.    Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax. See "Item 7
- Taxation".

There are no limitations under the laws of Canada or British Columbia or in the Memorandum and Articles of the Company on the rights of non-Canadians to hold or vote the shares of the Company. Under the provisions of the Investment Canada Act (the "ICA"), as amended by the Canada-United States Free Trade Implementation Act (Canada) (the "Act"), and the Canada-United States Free Trade Agreement, review and approval of the transaction by the Investment Canada Agency ("Investment Canada"), the federal agency created by the ICA, are required where a U.S. person directly acquires control of a Canadian business with assets of more than $C184 million (1999). The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interest of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not, in fact, control the Canadian corporation.

Subject to the comments contained in the following paragraph regarding WTO investors (as defined below), investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of $C5,000,000 or more; all indirect acquisitions of Canadian businesses with assets between $C5,000,000 and $C50,000,000 which represent more than 50% of the value of the total international transaction. (Indirect acquisition means the acquisition of the voting rights of an entity controlling the Canadian corporation.) In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity, which would normally only be notifiable, could be reviewed if the Government of Canada considers it in the public interest to do so.

The Act was amended with the implementation of the agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO Investor rules apply, an investment in the shares of the Issuer by or from a WTO investor be reviewable only if it is an investment to acquire control of the Issuer and the value of the assets of the Issuer is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 1999 WTO Review Threshold is $C184,000,000 (in 1999).

If any non-Canadian, whether or not a WTO investor, acquires control of the Issuer by the acquisition of shares, but the transaction is not reviewable is described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Issuer is then a prescribed type of business activity relating to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Issuer, is reviewable if the value of the assets of the Issuer is then $C50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Issuer is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Issuer, and the value of the assets of the Issuer and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Issuer forms a part, then the thresholds for a direct acquisition of control as discussed above will apply. That is, a WTO Review threshold of $C184,000,000 (in 1999) for a WTO investor or a threshold of $C5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Issuer.

If an investment is reviewable, an application for review in the form prescribed by regulations is normally required to be filed with the agency established by the Act (the "Agency") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisition may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operation of the Canadian business that is being acquired. The Agency will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard for other factors where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada.

Additional factors of assessment include (i) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (ii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iii) the effect of the investment on competition within any industry or industries in Canada; (iv) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (v) the contribution of the investment to Canada's ability to compete in world markets.

To insure prompt review and decision, the Act sets certain time limits for the Agency and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror (a) that he is now satisfied that the investment is likely to be of net benefit to Canada or (b) confirming that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must relinquish control of the Canadian business. The Act authorizes the Minister to give written opinions, binding the Minister, on the application of the Act or regulations to the persons seeking the opinions to the Agency or a designated official. The Act also authorizes the Minister to issue guidelines and interpretations with respect to the application and administration of any provision of the Act or the regulations.

The Act provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which there are criminal penalties

E.    Taxation

United States Federal Income Tax Consequences

The following is a general discussion of the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Certain Canadian Federal Income Tax Consequences").

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the State thereof or the District of Columbia, or an estate whose income is taxable in the United States irrespective of source, or a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, as determined under U.S. federal income tax principles, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. The deductibility of capital losses is subject to limitations.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of Company's common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

United States income federal tax law provides rules governing "passive foreign investment companies" ("PFICs") which can have significant tax effects on U.S. Holders of certain foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes that it may have qualified as a PFIC for the fiscal year ended December 31, 1998 and may qualify as a PFIC in subsequent years. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on a Qualifying Electing Fund ("QEF"). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (see more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of
Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a "qualified electing fund" with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Company. Upon the U.S. Holder's reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of
(i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election applies to the taxable year for which made and all subsequent taxable years unless the stock no longer constitutes marketable stock or the IRS consents to the revocation of such election. No assurances can be given, however, that common shares of the Company constitute marketable stock such that the mark-to-market election will be available. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the availability and manner of making such an election.

If a U.S. Holder does not make a timely QEF election during a year or a timely mark-to-market election for the year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions", as specifically defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the Company. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee's basis is equal to (i) the fair market value of the Electing U.S. Holder's common shares, less
(ii) the excess of the fair market value of the Electing U.S. Holder's common shares reduced by the U.S. Holder's adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of shares of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would affect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under
Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after December 31, 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under
Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

Canadian Federal Income Tax Considerations

The summary below is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on this common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention
(1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder, which is 15% reduced to 5% if the shareholder is owning at least 10% of the outstanding common shares of the Company.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate, as only 50% of the gain is effectively included in the Holder's taxable income.

Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The disposition of a common share that constitutes "taxable Canadian property" of a Holder could also result in a capital loss which can be used to reduce taxable income to the extent that such Holder can offset it against a capital gain. A capital loss cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct three quarters of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

F.    Dividends and Paying Agents

The information for this Item is not required to be provided for Annual Reports on Form 20-F filed under the Securities Exchange Act of 1934.

G.    Statements by Experts

The information for this Item is not required to be provided for Annual Reports on Form 20-F filed under the Securities Exchange Act of 1934.

H.    Documents on Display

Documents are available for inspection Monday through Friday, 9:30 to 4:30 p.m. (Pacific Time) at the offices of the Company's legal counsel, Fraser & Co., Barristers & Solicitors, located at 1200 - 999 West Hastings Street, Vancouver, B.C. V6C 2W2, Canada, Telephone (604) 669-5244.

I.    Subsidiary Information

Information regarding the Company's subsidiary is disclosed in Item 4.C. and elsewhere in this Annual Report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information for this Item is not material or required to be provided for Annual Reports for Small business issuers on Form 20 - F filed under the Securities Exchange Act of 1934.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The information for this Item is not required to be provided for Annual Reports on Form 20 - F filed under the Securities Exchange Act of 1934.

                                    PART 11

ITEM 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

Information regarding the Company's loan default is disclosed in Item 10.C, page 41 and elsewhere in this Annual Report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable

ITEM 15. RESERVED

ITEM 16. RESERVED

                                    PART 111

ITEM 17. SELECTED FINANCIAL DATA FIRST QUARTER 2001

IANETT INTERNATIONAL SYSTEMS LTD.
Quarterly Report to September 30, 2001 & June 30, 2001
SCHEDULE A: FINANCIAL INFORMATION

BALANCE SHEETS
(Prepared by Management - Unaudited)

                                                      September                  June
                                                         2001                    2001
---------------------------------------------------------------------------------------
ASSETS
Current Assets
     Cash                                             $    (362)                $ 3,024
     Accounts Receivable                                 61,807                  52,131
     Subscriptions Receivable                           220,000                     -
     Prepaids                                             3,178                   3,972
---------------------------------------------------------------------------------------
                                                        284,623                  59,127

 Capital Assets                                          52,630                  24,411
 Investments                                            105,000                 105,000
 Deferred Development Costs                                 -                       -
---------------------------------------------------------------------------------------
                                                      $ 442,252               $ 188,538
---------------------------------------------------------------------------------------
 LIABILITIES
 Current Liabilities
     Accounts Payable                                 $ 769,828                $743,726
---------------------------------------------------------------------------------------
                                                        769,828                 743,726

     Loan Payable                                       490,174                 490,174
     Shareholder Loan                                   174,041                 174,041
---------------------------------------------------------------------------------------
                                                      1,434,043               1,407,941
---------------------------------------------------------------------------------------
 SHAREHOLDERS' EQUITY
     Share Capital                                   32,627,126              32,590,326
     Share Subscriptions                                240,000                       -
     Deficit                                       (33,858,917)            (33,809,729)
---------------------------------------------------------------------------------------
                                                      (991,791)             (1,219,403)
---------------------------------------------------------------------------------------
                                                      $ 442,252               $ 188,538
---------------------------------------------------------------------------------------

APPROVED ON BEHALF OF BOARD:
              "Gordon Samson"                "Marcus New"
               Director                       Director

IANETT INTERNATIONAL SYSTEMS LTD.
Quarterly Report to September 30, 2001
SCHEDULEA: FINANCIAL INFORMATION Continued)

STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
(Prepared by Management - Unaudited)
                                          September           September
                                             2001                2000
--------------------------------------------------------------------------
REVENUE                                  $      1,825        $    639,913

EXPENSES
Direct costs                                      -               603,996
General and administrative                     44,262             953,202
Amortization of capital assets                  6,751             251,482
--------------------------------------------------------------------------
                                               51,013           1,808,680
--------------------------------------------------------------------------
NET LOSS                                      (49,188)         (1,168,767)
--------------------------------------------------------------------------
Deficit, beginning of period              (33,809,729)        (24,634,778)
--------------------------------------------------------------------------
DEFICIT, end of period                   $(33,858,917)       $(25,803,545)
--------------------------------------------------------------------------
LOSS PER SHARE                                  (0.01)       $      (0.29)
--------------------------------------------------------------------------

IANETT INTERNATIONAL SYSTEMS LTD.
Quarterly Report to September 30, 2001
SCHEDULE A: FINANCIAL INFORMATION (Continued)

STATEMENTS OF CASH FLOWS
(Prepared by Management - Unaudited)
                                                    2001           2000
OPERATIONS
Net income (Loss)                                 (49,188)     (1,168,768)
Non-cash adjustments                                    -               -

Depreciation                                        6,751         251,482
--------------------------------------------------------------------------
                                                  (42,437)       (917,286)
Change in
Accounts receivable                                (9,675)        607,795

Prepaids and deposits                                (794)         10,844

Accounts payable                                   26,102        (433,989)
--------------------------------------------------------------------------
                                                  (25,216)       (732,636)
--------------------------------------------------------------------------
INVESTING

(Purchase) proceeds of capital assets               1,830        (176,663)

Increase in loans                                       -         (36,325)

Purchase of investments                                 -         (38,953)

Increase in development costs                           -        (131,036)
--------------------------------------------------------------------------

                                                    1,830        (382,977)
--------------------------------------------------------------------------
FINANCING

Issuance of share capital/Subscriptions            20,000         169,422

Increase (reduction) in shareholder loan                -               -
--------------------------------------------------------------------------
                                                   20,000         169,422
--------------------------------------------------------------------------
Increase (decrease) in cash                        (3,386)       (946,191)
--------------------------------------------------------------------------
Cash, beginning of period                           3,024       1,313,693
--------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of period             (362)        367,502
--------------------------------------------------------------------------
iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Quarter ended September 30, 2001 and 2000

1. NATURE OF OPERATIONS AND GOING CONCERN
--------------------------------------------------------------------------------
iaNett International Systems Ltd., incorporated in British Columbia, Canada, has shares listed on the Canadian Venture Exchange, OTC Bulletin Board in the United States and on the third segment of the Frankfurt Stock Exchange. The Company is primarily engaged in the business of providing integrated marketing, web services, and data management services to both Internet and traditional businesses. During this quarter, and as part of a restructuring plan, a number of due diligence initiatives were undertaken on opportunities presented, based on a criteria of, track record of revenues, significant assets on the balance sheet, and a diverse client list, the Company screened potential going forward partners.

The Company's ability to discharge liabilities in the normal course of its business is dependent upon identifying a potential partner for a business combination resulting with profitable operations and/or obtaining additional debt or equity financing.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
Principles of consolidation and basis of accounting - The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

                D.N.S. Media.com Inc. (100%)
                IaNett.com Internet Technologies Ltd. (100%)
                Stock Secrets Enterprises Ltd. (100%)

On September 7, 2001 the Company issued 368,000 shares to acquire the remaining 45.5% in IaNett.com Internet Technologies Ltd. ("IaNett.com"). As of September 7, 2001 IaNett.com had no material assets and its only material liability is an amount due to the Company.

Revenue recognition - Revenue predominantly results from service-related activities. Services can be on a time and materials basis or a fixed fee basis. For fixed fee contracts, revenue is recognized on a percentage of completion basis. For contracts that are on a time and materials basis, revenue is recognized as the services are performed. Provisions for estimated losses on contracts, if any, are recorded when identifiable.

Cash and cash equivalents - The Company considers deposits in bank and short-term investments with original maturities of three months or less to be cash equivalents.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended September 30, 2001 and 2000

2. SIGNIFICANT ACCOUNTING POLICIES (continued)
--------------------------------------------------------------------------------
Capital assets - Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:
--------------------------------------------------------------------------------
Asset                             Basis                       Rate
Computer software             Straight-line             33% - 100%
Computer hardware             Straight-line                 33%
Office equipment, f & f       Declining balance         20% - 30%
Automotive                    Declining balance             30%
Leasehold improvements        Straight-line          Over the term of the
                                                     lease and one renewal
                                                           period.

One half of the above rates are used in the year of acquisition.

Non - monetary Transactions - Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of completion of the transaction, except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

Foreign currency translation and transactions - The Company's consolidated financial statements are expressed in Canadian dollars. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the prevailing rates of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated into Canadian dollars at the rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from translation of foreign currency items are included in the determination of net income.

Development costs - Development costs are expensed as incurred unless a product meets generally accepted deferral criteria in accordance with generally accepted accounting principles. The development costs consists primarily of labour costs incurred in developing the Company's web businesses. Development costs are amortized at the point that the product is available to the market and over its estimated useful life.

Stock-based compensation - Employee and director stock options granted by the Company, (which is described in note (8) are not recognized in the accounts until exercised, and then are recorded as a credit to share capital to the extent of the exercise price.

iaNett international Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended September 30, 2001 and 2000

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized.

Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment. iaNett International Systems Ltd.

3. CAPITAL ASSETS
-----------------------------------------------------------------------------
                                                        Net Book Value
                                        Accumulated    September      June
                              Cost      Depreciation     2001          2001
-----------------------------------------------------------------------------
Computer software            $ 49,600       11,800       37,800     1,316,156
Office equipment, furniture
  and fixtures                 12,474        3,539        8,935       124,912
Computer hardware              25,050       19,155        5,895     1,031,060
Leasehold improvements                           -            -        28,424
                                    -
Automotive                          -            -            -        17,300
-----------------------------------------------------------------------------
                               87,124        34,494      52,630     2,517,852
-----------------------------------------------------------------------------

4. INVESTMENTS
-----------------------------------------------------------------------
                                           September             June
                                              2001               2001
-----------------------------------------------------------------------
Alphastream Wireless Inc.                   100,000             100,000
Other                                         5,000             166,549
Restaurant-Help.com, Inc.                         -             364,725
Nerve Media Corporation                           -             363,000
FlashCandy.com, Inc.                              -             255,000
HollywoodBroadcasting.com, Inc.                   -             150,000
Digital Video Display Technology Corp.            -             108,000
-----------------------------------------------------------------------
                                                 $ 105,000    1,507,274
-----------------------------------------------------------------------

Alphastream Wireless Inc. - On May 8, 2000 the Company acquired a 40% (66 shares) interest in Ariel Wireless Technologies, Inc. ("Ariel") for a cash payment of $100,000. Ariel is in the wireless communications hardware and software business. On August 21, 2000 Ariel changed its name to Alphastream Wireless Inc.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended September 30, 2001 and 2000

5. DUE TO SHAREHOLDER
--------------------------------------------------------------------------------
Amounts due to shareholder are non-interest bearing with no formal terms of repayment.

6.  SHARE SUBSCRIPTIONS
--------------------------------------------------------------------------------

The Company announced a non-brokered private placement on September 18, 2001, of 2,400,000 units, at a price of $0.10 per unit. Each unit comprised of one common share and one share purchase warrant entitling the holder to purchase one additional common share for each warrant held, at a price of $0.10, for one year. As at September 30, 2001, subscription proceeds of $20,000 were received.
--------------------------------------------------------------------------------
7. SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.001 per share. The issued share capital consists of common shares as follows:

                                         September 2001                      June 2001
                                      Number          Amount           Number         Amount
----------------------------------------------------------------------------------------------
Balance, beginning of  period:       5,445,851   $   32,590,326      50,642,178  $  32,079,648
Shares issued for cash:
        Stock options                        -                -        384,767         100,472
        Warrants                             -                -        250,000         100,000
        Special Warrants                     -                -              -               -
        Private placement                    -                -              -               -
        Performance shares                   -                -              -               -

Shares issued for other consideration
        For debt                             -                -      2,974,061         297,406
        For subsidiary                 368,000           36,800        320,000          12,800
        Finder's fee                         -                -              -               -
        Cash share issuance costs            -                -              -               -
Cancellation of escrow shares                -                -      (112,500)               -
----------------------------------------------------------------------------------------------
                                     5,813,851       32,627,126     54,458,506      32,590,326
Consolidation 10:1                           -                -      5,445,851      32,590,326
----------------------------------------------------------------------------------------------
Balance, end of period               5,813,851       32,627,126      5,445,851      32,590,326

Escrow Shares - There are 300,000 (2000: 311,125) shares held in escrow subject to release only with regulatory approval.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended June 30, 2001 and 2000

8. SHARE CAPITAL (continued)
--------------------------------------------------------------------------------
Warrants - The Company has stock purchase warrants outstanding as follows:

----------------------------------------------------------------------------------------------
               Outstanding                                    Outstanding
Exercise        June 30,                           Expired    September
Price            2001           Issued            Exercised     2001            Expiry date
----------------------------------------------------------------------------------------------
*$9.10            178,100         -                  -           178,100        June 2, 2002
----------------------------------------------------------------------------------------------
                  178,100         -                  -           178,100

* Warrants were consolidated on a 10:1 basis.

Stock Option Plans - The Company has established stock option plans for employees, directors and consultants. Under the plans, the exercise price of each option equals the market price of the Company's stock on the last business day prior to the date of the grant. An option's maximum term is five years from the date of the grant. Options granted vest at various dates ranging from the date of grant to the end of the eighteenth month from the date of grant. As at Sept 30, 2001 remaining stock options outstanding were.

               Number               Exercise                 Expiry
              Of shares             Price                    Date
--------------------------------------------------------------------------------
               90,000               $0.15                 November, 2005
               22,000                0.70                 September, 2005
                6,500                0.15                 December,  2004
                1,250                0.35                 November, 2004
               20,000                0.35                 July, 2004
               70,000                0.50                 July, 2004
                1,000                0.15                 July, 2004
--------------------------------------------------------------------------------

Announced on October 5, 2001 the exercise price of outstanding stock options have all been re-priced to $0.10, with a further issuance of 789,250 stock options, also with an exercise price of $0.10.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended June 30, 2001 and 2000

9. RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions with individuals or companies that were controlled by directors or by officers of the Company.

      a)    Amounts due to shareholder remained outstanding of $174,041.

10. INCOME TAXES

The company has non-capital losses for income tax purposes that may, subject to certain restrictions, be available to offset future taxable income or taxes payable. No benefit in respect of the future application of these losses has been recognized in the financial statements.

11. SUBSEQUENT EVENTS

Bankruptcy and Insolvency - In July, 2001 the Company filed a formal proposal under the Bankruptcy and Insolvency Act of British Columbia, Canada. The Company proposed to settle outstanding debts of $1,443,573 by the issuance of shares at a deemed value of $0.18 or a cash payment of 25% of the creditor's provable claim. On August 2, 2001 the Company's creditors approved the proposal and agreed to accept $136,618 in cash and 5,469,477 in common shares. On August 24, 2001 the court approved the transaction, cash and share settlements were issued on October 8, 2001, and a certificate of Full Performance of Proposal was issued by the Trustee, KPMG Inc., ("KPMG") on November 13, 2001.

Private placement - On October 4, 2001 the Company issued 2.4 million units at $0.10 per unit to net $240,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share for $0.10 for a one-year period. On November 2, 2001 the Company announced a private placement of up to 2,500,000 units to net $250,000. Each unit consists of one common share and one share purchase warrant.

Options - On October 5, 2001 the Company granted 789,250 stock options at a price of $0.10 per share. The options expire on October 5, 2006.

ITEM 18. FINANCIAL STATEMENTS

Not applicable

ITEM 19. EXHIBITS

Exhibit Number      Description

--------------------------------------------------------------------------------

1.1(1)   Certificate of Incorporation of ATS Wheel Inc.

1.2(1)   Articles of Bear Lake Resources Ltd.

1.3(2)   Certificate of Change of Name of JSS Resources Inc.

1.4(4) Certificate of Change of Name of WSi Interactive Corp. and revised Memorandum dated June 29, 1999.

1.5(4)   Form of stock certificate for the Common Shares of WSi Interactive
         Corp.

3.18(2) Share Purchase Agreement dated May 11, 1998 between the Company, the Subsidiaries and GG Marketing.

3.19(2) Debt Settlement Agreement between 430692 B.C. Ltd., Chablis Investments Ltd. and Calico Investments Ltd., the Company and GG Marketing, dated May 12, 1998, as amended.

3.20(3) Acquisition Agreement dated May 19, 1999 by and between certain Investors represented by Theo Sanidas, Theo Sanidas and Lance Morginn, certain shareholders of JSS Resources, Inc. and JSS Resources, Inc.

3.21(3)  Irrevocable Letter of Instructions dated May 17, 1999 to James L.
         Harris.

3.22(4) Escrow Agreement between the Company, Theo Sanidas and Computershare dated June 23, 1999.

3.23 Agreement in Principle between iaNett International Systems Ltd., and, the Data Fortress Group.
---------------------------------
(1) Incorporated by reference to the Company's 1995 Registration Statement on Form 20-F (File No. 0-25860).

(2) Incorporated by reference to the Company's 1997 Annual Report on Form 20-F (File No. 0-25860).

(3) Incorporated by reference to the Company's 1998 Annual Report on Form 20-F (File No. 0-25860).

(4) Incorporated by reference to the Company's June 30, 1999 Transition Report on Form 20-F (File No. 0-25860).

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DECEMBER 29, 2000
                                            WSi INTERACTIVE CORP.

                                            "GORDON A. SAMSON"
                                            Name:  Gordon A. Samson
                                            Title: President, CEO, Director