Form 20-F/A
period 2001-06-30
IANETT INTERNATIONAL SYSTEMS LTD
filed 2002-04-15
CIK 943866

AMENDED
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F
  (Mark One)
     |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  June 30, 2001

                                       OR

     |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


Commission file number                                     0-25860
--------------------------------------------------------------------------------
                        iaNett International Systems Ltd.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

      Title of each Class                         Name of each exchange on
           None                                       which registered
----------------------------------          ------------------------------------

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

         Yes    |X|                   No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17 |X|               Item 18 |_|

                                TABLE OF CONTENTS

                                                                                                                Page
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..................................................1

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE................................................................1

ITEM 3.    KEY INFORMATION........................................................................................1

         A.       Selected Financial Information..................................................................1
         B.       Capitalization and Indebtness...................................................................3
         C.       Reasons for the offer and use of proceeds.......................................................3
         D.       Risk Factors....................................................................................3
ITEM 4.    INFORMATION ON THE COMPANY.............................................................................5

         A.       History and Development of the Company..........................................................5
         B.       Business Overview...............................................................................6
         C.       Organizational Structure........................................................................7
         D.       Property, Plants and Equipment..................................................................8
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS..............................................................9

         A.       Operating Results...............................................................................9
         B.       Liquidity and Capital Resources................................................................11
         C.       Research and Development, Patents  and Licenses, etc...........................................12
         D.       Trend Information..............................................................................13
ITEM 6.    DIRECTORS AND SENIOR MANAGEMENT.......................................................................13

         B.       Compensation...................................................................................15
         C.       Board Practices................................................................................16
         D.       Employees......................................................................................16
         E.       Share Ownership................................................................................16
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.......................................................18

         A.       Major Shareholders.............................................................................18
         B.       Related Party Transactions.....................................................................19
         C.       Interests of experts and counsel...............................................................19
ITEM 8.    FINANCIAL INFORMATION.................................................................................20

         A.       Consolidated Statements and Other Financial Information........................................20
         B.       Significant Changes............................................................................18
ITEM 9.    THE OFFER AND LISTING DETAILS.........................................................................19

         A.       Offer and Listing Details......................................................................19
         B.       Plan of Distribution...........................................................................21
         C.       Markets........................................................................................22
         D.       Selling Shareholders...........................................................................22
         E.       Dilution.......................................................................................22
         F.       Expenses of the Issue..........................................................................22
                                                                                                                                 iii
ITEM 10. ADDITIONAL INFORMATION..................................................................................22

         A.       Share Capital..................................................................................22
         B.       Memorandum and Articles of Association.........................................................22
         C.       Material Contracts.............................................................................23
         D.       Exchange Controls..............................................................................24
         E.       Taxation.......................................................................................27
         F.       Dividends and Paying Agents....................................................................34
         G.       Statements by Experts..........................................................................34
         H.       Documents on Display...........................................................................34
         I.       Subsidiary Information.........................................................................34
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..............................................35

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..................................................35

PART 11    35

ITEM 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES.......................................................35

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS............................35

ITEM 15. RESERVED................................................................................................35

ITEM 16. RESERVED................................................................................................35

PART 111   36

ITEM 17. SELECTED FINANCIAL DATA FIRST QUARTER 2001..............................................................36

ITEM 18. FINANCIAL STATEMENTS....................................................................................45

ITEM 19. EXHIBITS................................................................................................45
                                                                                                                                 iv

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

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

The following table sets forth information concerning each of the directors and executive officers of the Company as of December 28, 2001:

                           Position(s) Held              Served as a Director/
Name               Age     with the Company                  Officer Since
----               ---    -------------------            ---------------------
Gordon A. Samson   43     President, CEO, CFO                  July 26, 2001
                            and Director

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

(C.) Auditors - The company's auditors are: Bedford, Curry & Co. located at 801-1281 West Georgia Street, Vancouver, B.C. V6E 3J7.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

The information for this Item is not required to be provided for Annual Reports on Form 20 - F filed under the Securities Exchange Act of 1934.

ITEM 3.           KEY INFORMATION

A.       Selected Financial Information
Selected Financial Information - Canadian GAAP
--------------------------------------------------------------------------------
Years Ended June 30, 2001                              2001              2000
--------------------------------------------------------------------------------
Sales                                                 976,100         6,007,375
--------------------------------------------------------------------------------
Other Income                                          116,107              --
--------------------------------------------------------------------------------
Net Income (loss)                                  (9,174,951)       (1,810,783)
--------------------------------------------------------------------------------
Loss per Common share, Basic & Fully Diluted            (1.75)            (0.50)
--------------------------------------------------------------------------------
Dividends declared per share
--------------------------------------------------------------------------------
Total Assets                                          188,538         9,160,200
--------------------------------------------------------------------------------
Net Assets                                         (1,219,403)        7,444,870
--------------------------------------------------------------------------------
Capital Stock, Common Shares                       32,590,326        32,079,648
--------------------------------------------------------------------------------
Number of Common Shares                             5,445,851        50,642,178
--------------------------------------------------------------------------------

Selected Financial Information - US GAAP

--------------------------------------------------------------------------------
Years Ended June 30, 2001                                2001              2000
--------------------------------------------------------------------------------
Sales                                                 976,100         6,007,375
--------------------------------------------------------------------------------
Other Income                                          116,107              --
--------------------------------------------------------------------------------
Net Income (loss)                                  (9,174,951)       (2,719,154)
--------------------------------------------------------------------------------
Loss per Common share, Basic & Fully Diluted            (1.75)            (0.08)
--------------------------------------------------------------------------------
Dividends declared per share                              Nil               Nil
--------------------------------------------------------------------------------
Total Assets                                          188,538         8,251,829
--------------------------------------------------------------------------------
Net Assets                                         (1,219,403)        6,536,499
--------------------------------------------------------------------------------
Capital Stock, Common Shares                       32,590,326        32,079,648
--------------------------------------------------------------------------------
Number of Common Shares                             5,445,851        50,642,178
--------------------------------------------------------------------------------

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

                         U.S. Dollars Per Canadian Dollar
                                   Month, 2001

                       ------------- --------------- -------------- ------------ ---------------- ---------------
                         November       October        September      August          July             June
                       ------------- --------------- -------------- ------------ ---------------- ---------------
High for the period                     1.5890           1.5813       1.5509         1.5475           1.5382
Low for the period                      1.5615           1.5610       1.533          1.5120           1.5197

                                                   U.S. Dollars Per Canadian Dollar
                       ------------------------------------------------------------------------------------------
                       ------------- ------------- --------------------------------------------------------------
                       Fiscal Year   Fiscal Year
                        Ended June    Ended June                   Fiscal Year Ended December 31
                            30            30
                       ------------- ------------- --------------------------------------------------------------
                       ------------- ------------- -------------- -------------- ---------------- ---------------
                           2001          2000          1999           1998            1997             1996
                       ------------- ------------- -------------- -------------- ---------------- ---------------
End of period             1.5125        1.4787        1.4420         1.5285          1.4288           1.3694
High for the period       1.5825        1.5175        1.5475         1.5845          1.4399           1.3865
Low for the period        1.4677        1.4378        1.4420         1.4095          1.3393           1.3321
Average for the period    1.5226        1.4762        1.4891         1.4861          1.3863           1.3652

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

INE completed two non-brokered two private placements (the "First 2001 Private Placement" and the "Second 2001 Private Placement"). The first private placement, 2,400,000 units, announced September 18, 2001, at an offering price of $C0.10 per unit, raised gross proceeds of $C240,000. Each unit converted automatically into one common share and one warrant. Each warrant entitles the holder to purchase one common share at a price of $C0.10 on or before September 18, 2002. The second private placement, announced November 2, 2001, 2,438,000 units, announced November 1, 2001, at an offering price of $0.10 per unit, raised gross proceeds of $C243,800. Each united converted automatically into one common share and one warrant. Each warrant entitles the holder to purchase one common share at a price of $0.12 on or before November 1, 2003. The Offering Memorandum utilized for the second private placement is attached as exhibit
3.24. The proceeds of the first 2001 Private Placement were used to settle debts from the formal proposal to creditors as announced July 4, 2001 pursuant to the provisions of the Bankruptcy and Insolvency Act, RSC 1985, C. B-3, as amended. The proceeds of the second private placement are financing the operation and costs of the reverse merger as described herein by the Agreement in Principle with the Data Fortress Group.

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

ITEM 6.           DIRECTORS AND SENIOR MANAGEMENT

A.       Directors and Senior Management
---------------------------------- ------------------------------------------ ----------------- -----------------------------
                                                                                                Number of common shares
Name, municipality of residence,   Principal occupation during the last       Date of           beneficially owned,
and office held                    five years                                 appointment as    directly or indirectly, or
                                                                              Director          over which control or
                                                                                                direction is exercised
================================== ========================================== ================= =============================
Marcus New                         President, CEO and Director of             August 30, 2000   52,778(2)
Coquitlam, BC                      Stockgroup.com from 1995 to present
Secretary and Director
---------------------------------- ------------------------------------------ ----------------- -----------------------------
Gordon A. Samson                   Financial Officer, Revenue Canada, 1984    July 26, 2001     100,000(1)
Vancouver, BC                      to 1988, Bank Manager 1988 to 1996,
President, CEO, Chief Financial    Global Securities 1997 to 1999, Contract
Officer and Director               CFO projects 1999 to present
---------------------------------- ------------------------------------------ ----------------- -----------------------------
Shone Anstey                       Self employed computer consultant,         July 26, 2001     184,000(1)
Richmond, BC                       March, 2000 to date, Vice-President,
Director                           Treasure Mart Ltd., Sept. 1997 to March,
                                   2000
---------------------------------- ------------------------------------------ ----------------- -----------------------------

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

The following table sets forth details of the compensation paid during the fiscal year ended June 30, 2001 to the Chief Executive Officer (CEO) of the Company and the four highest paid executive officers of the Company, other than the CEO, whose individual total compensation for the financial year exceeds $100,000, if any (collectively "the Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the financial year:
                           Summary Compensation Table

                                       Annual Compensation                Long Term Compensation
                                       ----------- ---------- ----------- ------------------------- ----------
                                                                          Awards                    Pay-outs
                                                                          ------------ ------------ ----------
                                                                                       Restricted
                                                             Other        Securities   Shares or               All
                                                             Annual       Under        Restricted   LTIP       Other
Name and                                                     Compen-      Options      Share        Payouts    Compen-
Principal                              Salary      Bonus     sation       granted      Units        ($)        sation
Position                    Year       ($)         ($)            ($)         (#)          ($)                     ($)
======================================================================================================================
Theo Sanidas (1)            2001       114,510     Nil        Nil         145,000il    Nil          Nil        Nil
former President, CEO and   2000       156,000     30,000     Nil                      Nil          Nil        Nil
Director                    1999       N/A
                            1998       N/A
                            1997       N/A
----------------------------------------------------------------------------------------------------------------------
Gordon A. Samson (2)        2001       N/A         Ni         Nil         Nil          Nil          Nil        Nil
President, CEO, CFO and     2000       N/A
Director                    1999       N/A
                            1998       N/A
                            1997       N/A
----------------------------------------------------------------------------------------------------------------------

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

                                 Options Granted

----------------------------------------------------------------------------------------------------------------
                                                                                                  Market Value
                                    Number of         Exercise                                    Of Securities
          Optionees               Common Shares     Price1             Expiration Date          On Date of Grant
----------------------------------------------------------------------------------------------------------------
Directors who are not                305,000           $0.10           October 2, 2006                $0.08
Executive Officers (1)
----------------------------------------------------------------------------------------------------------------
Executive Officers (3)               384,000           $0.10           October 2, 2006                $0.08
----------------------------------------------------------------------------------------------------------------
Consultants (5)                      100,250           $0.10           October 2, 2006                $0.08
----------------------------------------------------------------------------------------------------------------
Directors who are not                10,000            $0.10          November 23, 2005               $0.08
Executive Officers (1)
----------------------------------------------------------------------------------------------------------------
Executive Officers (2)               60,000            $0.10          November 23, 2005               $0.08
----------------------------------------------------------------------------------------------------------------
Consultants (5)                      20,000            $0.10          November 23, 2005               $0.08
----------------------------------------------------------------------------------------------------------------
Directors who are not                20,000            $0.10          September 5, 2005               $0.08
Executive Officers (1)
----------------------------------------------------------------------------------------------------------------
Executive Officers (1)                1,000            $0.10          September 5, 2005               $0.08
----------------------------------------------------------------------------------------------------------------
Consultants (1)                       1,000            $0.10          September 5, 2005               $0.08
----------------------------------------------------------------------------------------------------------------
Consultants (2)                       6,500            $0.10          December 21, 2004               $0.08
----------------------------------------------------------------------------------------------------------------
Consultants (1)                       1,250            $0.10          November 8, 2004                $0.08
----------------------------------------------------------------------------------------------------------------
Executive Officers (1)               20,000            $0.10            July 30, 2004                 $0.08
----------------------------------------------------------------------------------------------------------------
Executive Officers (1)               70,000            $0.10            July 12, 2004                 $0.08
----------------------------------------------------------------------------------------------------------------
Consultants (1)                       1,000            $0.10            July 12, 2004                 $0.08
----------------------------------------------------------------------------------------------------------------

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

                   REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders of Ianett International Systems Ltd.

We have audited the consolidated balance sheets of Ianett International Systems Ltd. as at June 30, 2001 and 2000 and the consolidated statements of earnings and deficit and cash flows for the three periods ended June 30, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended June 30, 2001, we conducted our audit in accordance with Canadian and United States generally accepted auditing standards. With respect to the consolidated financial statements for the periods ended June 30, 2000 and 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2001 and 2000 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles, which conform to those generally accepted in the United States except as disclosed in Note 14. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, British Columbia, Canada                        BEDFORD CURRY & CO.
October 18, 2001                                           CHARTERED ACCOUNTANTS

   COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the consolidated financial statements. Our report to the shareholders dated October 18, 2001 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements

Vancouver, British Columbia, Canada                        BEDFORD CURRY & CO.
October 18, 2001                                           CHARTERED ACCOUNTANTS

Ianett International Systems Ltd.
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
Years ended  June 30, 2001 and 2000  and six months ended June 30, 1999

                                                                          2001            2000             1999
(Expressed in Canadian Dollars)                                      (12 months)      (12 months)        (6 months)
-------------------------------------------------------------------------------------------------------------------
REVENUE
Sales                                                            $      976,100         6,007,375                -
Other income                                                            116,107                -                 -
-------------------------------------------------------------------------------------------------------------------
                                                                      1,092,207         6,007,375                -
EXPENSES

General and administrative                                            2,892,195         3,492,317           74,579
Direct costs                                                          1,325,789         3,405,916                -
Bad debts                                                             1,093,288                -                 -
Amortization of capital assets                                          856,355           702,125                -
-------------------------------------------------------------------------------------------------------------------
                                                                      6,167,627         7,600,358           74,579
-------------------------------------------------------------------------------------------------------------------
Net loss before other items                                         (5,075,420)       (1,592,983)         (74,579)

OTHER ITEMS

Loss on disposition of capital assets                               (1,514,592)                -                 -
Write-off of investments [Note 4]                                   (1,349,532)                -                 -
Write-off of deferred development costs [Note 5]                    (1,039,407)                -                 -
Write-off of loans receivable                                         (196,000)                -                 -
Write-off of license costs                                                    -         (217,800)                -
Write-off of goodwill                                                         -                -          (36,341)
-------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                                 (9,174,951)       (1,810,783)        (110,920)
Deficit, beginning of period [Note 1]                              (24,634,778)      (22,823,995)     (22,713,075)
-------------------------------------------------------------------------------------------------------------------
DEFICIT, end of period                                           $ (33,809,729)      (24,634,778)     (22,823,995)
===================================================================================================================
EARNINGS (LOSS) PER SHARE                                        $       (1.75)            (0.50)            (0.01)
===================================================================================================================
                                                                                                                                  21

Ianett International Systems Ltd.
CONSOLIDATED BALANCE SHEETS
June 30, 2001 and 2000

(Expressed in Canadian Dollars)                                                           2001             2000
------------------------------------------------------------------------------------------------------------------
ASSETS
Current
    Cash and cash equivalents                                                      $        3,024        1,313,692
    Accounts receivable                                                                    52,131        2,364,938
    Loans receivable                                                                           -           350,000
    Prepaid expenses                                                                        3,972          198,073
------------------------------------------------------------------------------------------------------------------
                                                                                           59,127        4,226,703
Capital assets [Note 3]                                                                    24,411        2,517,852
Investments [Note 4]                                                                      105,000        1,507,274
Deferred development costs  [Note 5]                                                           -           908,371
------------------------------------------------------------------------------------------------------------------
                                                                                   $      188,538        9,160,200
==================================================================================================================
LIABILITIES
Current
    Accounts payable and accrued expenses                                          $      743,726        1,646,752
    Current portion of obligation under capital leases [Note 6]                                -            18,422
    Loan [Note 7]                                                                         490,174                -
    Amounts due to shareholder [Note 8]                                                   174,041                -
------------------------------------------------------------------------------------------------------------------
                                                                                        1,407,941        1,665,174
Obligation under capital leases [Note 6]                                                       -            50,156
------------------------------------------------------------------------------------------------------------------
                                                                                        1,407,941        1,715,330
SHAREHOLDERS' EQUITY
Share capital [Note 9]                                                                 32,590,326       32,079,648
Deficit                                                                              (33,809,729)     (24,634,778)
------------------------------------------------------------------------------------------------------------------
                                                                                      (1,219,403)        7,444,870
------------------------------------------------------------------------------------------------------------------
                                                                                   $      188,538        9,160,200
==================================================================================================================

APPROVED ON BEHALF OF THE BOARD:

"GORDON SAMSON"                             "THEO SANIDAS"
 -----------------------------------        ------------------------------------
Director                                    Director

Ianett International Systems Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended  June 30, 2001 and 2000  and six months ended June 30, 1999

                                                                          2001            2000             1999
(Expressed in Canadian Dollars)                                      (12 months)      (12 months)        (6 months)
-------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net earnings (loss)                                              $  (9,174,951)       (1,810,783)        (110,920)
Add (deduct) items not involving cash
    Loss on disposition of capital assets                             1,514,592                -                 -
    Write-off of investments                                          1,349,532                -                 -
    Bad debts                                                         1,093,288                -                 -
    Write-off of deferred development costs                           1,039,407                -                 -
    Amortization of capital assets                                      856,355           702,125                -
    Write-off of loans receivable                                       196,000                -                 -
    Write-off of license costs                                                -           217,800                -
    Write-off of goodwill                                                     -                -            36,341
    Non-monetary exchanges                                                    -       (2,228,625)                -
-------------------------------------------------------------------------------------------------------------------
                                                                    (3,125,777)       (3,119,483)         (74,579)
Net changes in non-cash working capital items:
    Increase in accounts receivable                                   1,219,519       (2,064,406)        (207,275)
    Increase in accounts payable                                        194,101         1,388,811            5,039
    Increase in prepaid expenses and deposits                         (605,620)         (152,117)                -
-------------------------------------------------------------------------------------------------------------------
                                                                    (2,317,777)       (3,947,195)        (276,815)
FINANCING
Issuance of share capital                                               200,472         7,303,531            5,000
Increase in obligations under capital leases                                  -            68,578                -
Share subscriptions, net of issuance costs                                    -                -         1,996,930
Decrease in amounts due to shareholder                                  174,041          (60,835)                -
Increase in loan                                                        500,000                -                 -
-------------------------------------------------------------------------------------------------------------------
                                                                        874,513         7,311,274        2,001,930
INVESTING
Proceeds from sale of capital assets                                    336,850                -                 -
Decrease (increase) in loans receivable                                 154,000         (350,000)                -
Proceeds on disposition of investments                                   70,917                -                 -
Acquisition of subsidiaries, net of bank indebtedness                         -                -          (32,808)
Purchase of investments                                                (18,175)         (955,349)                -
Increase in deferred development costs                                (131,036)         (908,371)                -
Purchase of capital assets                                            (279,960)       (1,543,491)                -
-------------------------------------------------------------------------------------------------------------------
                                                                        132,596       (3,757,211)         (32,808)
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                         (1,310,668)         (393,132)        1,692,307
Cash and cash equivalents, beginning of period                        1,313,692         1,706,824           14,517
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of period                         $        3,024         1,313,692        1,706,824
===================================================================================================================
                                                                                                                                  23

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

At June 30, 2001 the Company had a working capital deficiency of $1,348,814 (2000: $2,561,529 working capital) and incurred an operating loss of $9,174,951 (2000:$1,810,783) for the years then ended. The Company's ability to discharge liabilities in the normal course of its business is dependent upon future profitable operations and/or obtaining additional debt or equity financing.

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

Ianett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Years ended  June 30, 2001 and 2000

2.  SIGNIFICANT ACCOUNTING POLICIES  (continued)

Capital assets - Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:

Asset                          Basis                  Rate

Computer software              Straight-line          33% - 100%
Computer hardware              Straight-line          33%
Office equipment, furniture
  and fixtures                 Declining balance      20% - 30%
Automotive                     Declining balance      30%
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

3.  CAPITAL ASSETS

                                            Accumulated       Net Book Value
                             Cost          Depreciation      2001          2000
--------------------------------------------------------------------------------
Computer software         $ 38,800           25,000      13,800     1,316,156
Office equipment,
 furniture and fixtures     14,150            3,539      10,611       124,912
Computer hardware               -                 -          -      1,031,060
Leasehold improvements          -                 -          -         28,424
Automotive                      -                 -          -         17,300
--------------------------------------------------------------------------------
                          $ 52,950           28,539      24,411     2,517,852
================================================================================

During the year the Company disposed of certain equipment resulting in a loss of $1,514,592.

4.  INVESTMENTS
                                                   2001             2000
---------------------------------------------------------------------------
Alphastream Wireless Inc.                   $      100,000          100,000
Other                                                5,000          166,549
Restaurant-Help.com, Inc.                               -           364,725
Nerve Media Corporation                                 -           363,000
FlashCandy.com, Inc.                                    -           255,000
HollywoodBroadcasting.com, Inc.                         -           150,000
Digital Video Display Technology Corp.                  -           108,000
---------------------------------------------------------------------------
                                            $      105,000        1,507,274
===========================================================================

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

5.  DEFERRED DEVELOPMENT COSTS
                                             2001             2000
---------------------------------------------------------------------
Deferred costs, beginning of year     $      908,371                -
Add:       Labour costs                      131,036          627,338
           Domain name                            -           187,500
           Other costs                            -            93,533
Deduct:    Written-off                   (1,039,407)                -
---------------------------------------------------------------------
Deferred costs, end of year           $           -           908,371
=====================================================================

Due to the Company's inability to complete the development of its' projects, Management has decided to write-off its deferred development costs in the current period.

6.  OBLIGATIONS UNDER CAPITAL LEASES

Future minimum lease payments of the capital leases for the fiscal years ending June 30 are as follows:

                                                      2001             2000
------------------------------------------------------------------------------
2001                                           $           -            26,458
2002                                                       -            26,458
2003                                                       -            26,458
2004                                                       -             7,362
------------------------------------------------------------------------------
Total minimum capital lease payments                       -            86,736
Less imputed interest at rates averaging 12%               -          (18,158)
------------------------------------------------------------------------------
Present value of capital lease payments                    -            68,578
Less current portion                                       -          (18,422)
------------------------------------------------------------------------------
                                               $           -            50,156
==============================================================================

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

As described in Note 15 the outstanding loan balance was settled by issuance of 2,733,270 common shares.


8.  DUE TO SHAREHOLDER

Amounts due to shareholder are non-interest bearing with no formal terms of repayment.


9.  SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.001 per share. The issued share capital consists of common shares as follows:

                                                              2001                               2000
                                                    Number          Amount             Number             Amount
------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                          50,642,178   $   32,079,648        31,203,447    $  22,779,187
Shares issued for cash:
    Stock options                                      384,767          100,472         2,770,397        1,125,320
    Warrants                                           250,000          100,000         5,337,334        4,367,057
    Special warrants                                        -                 -         5,250,000        1,996,930
    Private placement                                       -                 -         3,031,000        1,800,130
    Performance shares                                      -                 -         3,000,000           30,000
Shares issued for other consideration:
    For debt                                         2,974,061          297,406                -                 -
    Shares issued for subsidiary                       320,000           12,800                -                 -
    Finder's fee                                            -                 -            50,000                -
    Cash share issuance costs                               -                 -                -          (18,976)
Cancellation of escrow shares                        (112,500)                -                -                 -
------------------------------------------------------------------------------------------------------------------
                                                    54,458,506       32,590,326        50,642,178       32,079,648

Consolidation 10:1                                   5,445,851       32,590,326                -                 -
------------------------------------------------------------------------------------------------------------------
Balance, end of year                                 5,445,851   $   32,590,326        50,642,178    $  32,079,648
==================================================================================================================
                                                                                                                                  28

Escrow Shares - There are 300,000 (2000: 311,125) shares held in escrow subject to release only with regulatory approval.

Ianett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended  June 30, 2001 and 2000

9.  SHARE CAPITAL (continued)

Warrants - The Company has stock purchase warrants outstanding as follows:

                         Outstanding                                          Outstanding
          Exercise        June 30,                            Expired            June,
            Price           2000             Issued          Exercised           2001                   Expiry date
-------------------------------------------------------------------------------------------------------------------
             $1.15        1,338,000                -       (1,338,000)                -          September 30, 2000
             $0.46          325,000                -         (325,000)                -           November 26, 2001
            *$9.10          178,100                -                 -           178,100               June 2, 2002
-------------------------------------------------------------------------------------------------------------------
                          1,841,100                -       (1,663,000)           178,100
===================================================================================================================

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

A summary of the change in the Company's stock options plan for the year ended June 30, 2001 and 2000 is presented below.

                                               2001                                            2000
                                                    Weighted Average                            Weighted Average
                                         Options     Exercise Price                  Options       Exercise Price
-----------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year          3,709,269       $   0.47                            -      $       -
  Granted                               5,000,000           0.10                    7,265,000           0.46
  Exercised                             (384,767)           0.26                  (2,770,397)           0.41
  Cancelled or expired                (8,113,752)           0.10                    (785,334)           0.63
-----------------------------------------------------------------------------------------------------------------
Outstanding, end of year                  210,750        $  0.10                    3,709,269        $  0.47
=================================================================================================================
                                                                                                                                  29

Ianett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended  June 30, 2001 and 2000

9.  SHARE CAPITAL (continued)

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2001:

Price                    Number                             Expiry date
-----------------------------------------------------------------------
$0.10                     1,000                           July 12,2004
$0.10                    90,000                          July 30, 2004
$0.10                     1,250                       November 8, 2004
$0.10                     6,500                      December 21, 2004
$0.10                    22,000                     September 14, 2005
$0.10                    90,000                      November 15, 2005
-----------------------------------------------------------------------
                        210,750
=======================================================================

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

Minimum annual lease payments for the fiscal years ending June 30 are as follows:
                                     2001             2000
-------------------------------------------------------------
2001                          $           -     $     635,136
2002                                      -           443,448
2003                                      -            56,776
2004                                      -             4,111
-------------------------------------------------------------
                              $           -     $   1,139,471
=============================================================

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

Ianett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended  June 30, 2001 and 2000  and six months ended June 30, 1999

14.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("US GAAP"), in all material respects, except as noted below:

                                            2001         2000          1999
(Expressed in Canadian Dollars)        (12 months)   (12 months)     (6 months)
-------------------------------------------------------------------------------
Net earnings (loss) as reported
 in accordance with Canadian GAAP  $   (9,174,951)    (1,810,783)     (110,920)
Adjustment:
      Deferred development costs          908,371      (908,371)             -
-------------------------------------------------------------------------------
Net earnings (loss) under US GAAP  $  (8,266,580)    (2,719,154)     (110,920)
===============================================================================
Earnings (loss) per share          $       (1.58)         (0.75)        (0.01)
===============================================================================

Deferred development costs - Development costs consists primarily of labour costs incurred in developing the Company's web businesses and are amortized over their estimated useful life for Canadian GAAP. Under US GAAP, these costs are expensed as incurred. During the period ended June 30, 2000 the company, for US GAAP purposes, expensed its deferred development costs. Accordingly the write-off for Canadian GAAP purposes in 2001 has been reversed.

Investments - Under Canadian GAAP where a Company exerts significant influence over another company the investment is accounted for under the equity method. Where the Company's initial investment is more than 20% but where plans are in place for the investee to issue additional securities that will dilute the ownership investment below 20%, such investments are accounted for using the cost method. Under US GAAP the Company is required to report significantly influenced investments using the equity method. The difference did not result in any material adjustments.

Stock based compensation - The Company continues to record compensation expense for U.S. GAAP purposes following the intrinsic value method of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" in accounting for the plans. Under APB 25, no compensation expense has been recognized for its stock-based compensation plans in any of the three periods ending June 30, 2001.

Ianett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended  June 30, 2001 and 2000  and six months ended June 30, 1999

14.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES  (continued)

Recent pronouncements:

    Business combinations - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS 141 is effective for business combinations completed after June 30, 2001. The Company does not expect SFAS 141 will have a material impact on the Company's financial position or results of operations.

    Goodwill and Intangible Assets - In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Intangible Assets", which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company does not expect SFAS 142 will have a material impact on the Company's financial position or results of operations.

    Accounting for the impairment or disposal of long lived assets - In August 2001, the FASB issued SFAS No. 144 "Accounting for the impairment or disposal of long lived assets", which retains, in general, the requirements of SFAS No. 144 and addresses significant implementation issues. The provisions of SFAS No. 144 are effect for financial statements issued for fiscal years beginning after December 15, 2001 and generally, are to be applied prospectively. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

15.  SUBSEQUENT EVENTS

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

Ianett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended  June 30, 2001 and 2000  and six months ended June 30, 1999

15.  SUBSEQUENT EVENTS (continued)

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

In Canadian $             Fiscal year     Fiscal year   Six months                    Fiscal year Ended December 31
                         Ended June 30   Ended June 30  ended June 30 --------------------------------------------------------
                              2001           2000           1999         1998           1997           1996          1995
                         --------------- -------------- ------------- ------------ --------------- ------------- -------------
Revenue                  $ 1,092,207     $ 6,007,375    $        -    $        -         $267,381      $643,503  $
                                                                                                                 -
Net Gain (Loss)
  Canadian GAAP          (9,174,951)     (1,810,783)    (110,920)     437,726(1)      (2,027,798)   (9,585,501)   (4,482,993)
  US GAAP                (8,266,580)     (2,719,154)    (110,920)     437,726         (2,027,798)   (9,983,275)   (4,491,788)
Net Gain (Loss) per
Share
  Canadian GAAP             (1.75)( 2)      (0.05)         (0.00)         .02          (0.13)         (0.63)        (0.31)
  US GAAP                    (1.58)         (0.08)         (0.00)         .02          (0.13)         (0.65)        (0.31)
------------------------------------------------------------------------------------------------------------------------------
In Canadian $                            At June 30                                       At December 31
                        --------------------------------------------- -------------------------------------------------------
                             2001            2000           1999         1998          1997           1996          1995
                        --------------- --------------- ------------- ------------ -------------- ------------- -------------
Working Capital
(Deficiency)              ($1,348,814)      $2,561,529  $  1,734,536       $4,111  $(4,563,665)   $(3,540,208)      $259,316
Total Assets
  Canadian GAAP                188,538       9,160,200     2,270,898       17,626         92,904     2,777,309     8,290,351
  US GAAP                      188,538       8,251,829     2,270,898       17,626         92,904     2,777,309     8,527,777
Total Liabilities                            1,715,330       318,776       13,515      4,656,569     5,554,807     1,482,348
Shareholders' Equity
(Deficiency)
  Canadian GAAP            (1,219,403)       7,444,870     1,952,122        4,111    (4,563,665)   (2,777,498)     6,808,003
  US GAAP                  (1,219,403)       6,536,499     1,952,122        4,111    (4,563,665)   (3,175,272)     6,799,208
Long-term Obligations         -             50,156         60,835          -             -             -              18,818
                        --------------- --------------- ------------- ------------ -------------- ------------- -------------

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

Note: All figures for the years 2000 or earlier are adjusted to post - consolidation (one new share for ten old shares)

The Canadian Venture Exchange (formerly the "Vancouver Stock Exchange")

Year          High ($C)       Low ($C)             Volume
----------- ---------------- ------------------ --------------
2001             1.20           0.06               942,303.0
----------- ---------------- ------------------ --------------
2000            82.50           0.70             7,293,480.0
----------- ---------------- ------------------ --------------
1999            10.80           0.50             6,897,960.3
----------- ---------------- ------------------ --------------
1998             2.00           0.30                 20,176.6
----------- ---------------- ------------------ --------------
1997            10.50           0.20                  1,282.7
----------- ---------------- ------------------ --------------

The OTC Bulletin Board (United States of America)

Year      High ($US)    Low ($US)         Volume
------- -------------- -------------- ---------------------
2001         0.90          0.04          1,586,590
------- -------------- -------------- ---------------------
2000        58.125         0.35         10,150,530
------- -------------- -------------- ---------------------
1999          7.70         0.34          3,094,480
------- -------------- -------------- ---------------------
1998          0.575        0.50              1,000
------- -------------- -------------- ---------------------
1997          0.050        0.01                410
------- -------------- -------------- ---------------------

The Canadian Venture Exchange (formerly the "Vancouver Stock Exchange")

Quarter               High ($C)     Low ($C)       Volume
------------------- ------------- ----------- --------------
September 2001         0.18          0.06             5,478
------------------- ------------- ----------- --------------
June 2001              0.50          0.18           123,065
------------------- ------------- ----------- --------------
March 2001             1.20          0.30           552,232
------------------- ------------- ----------- --------------
December 2000          7.50          0.70         1,491,409
------------------- ------------- ----------- --------------
September 2000        12.50          5.10         8,997,801
------------------- ------------- ----------- --------------
June 2000             44.80          7.20        12,810,670
------------------- ------------- ----------- --------------
March 2000            82.50          7.50        36,023,539
------------------- ------------- ----------- --------------
December 1999         10.80          1.90        38,228,393
------------------- ------------- ----------- --------------
September 1999         4.70          1.90        16,148,534
------------------- ------------- ----------- --------------


The OTC Bulletin Board (United States of America)

Quarter               High ($US)                 Low ($US)           Volume
---------------- ----------------- ------------------------- ------------------
September 2001          0.17                 0.07                      210,100
---------------- ----------------- ------------------------- ------------------
June 2001               0.40                 0.14                      180,650
---------------- ----------------- ------------------------- ------------------
March 2001              0.90                 0.20                      547,450
---------------- ----------------- ------------------------- ------------------
December 2000           3.90                 0.35                    1,624,390
---------------- ----------------- ------------------------- ------------------
September 2000          7.70                 3.20                      911,870
---------------- ----------------- ------------------------- ------------------
June 2000              31.20                 4.50                    1,884,290
---------------- ----------------- ------------------------- ------------------
March 2000             58.12                 5.31                    5,566,910
---------------- ----------------- ------------------------- ------------------
December 1999          70.56                12.50                    3,302,120
---------------- ----------------- ------------------------- ------------------
September 1999         29.60                15.60                       37,240
---------------- ----------------- ------------------------- ------------------

The Canadian Venture Exchange (formerly the "Vancouver Stock Exchange")

Month                High ($C)              Low ($C)                   Volume
---------------- ----------------- ------------------------- -----------------
September 2001        0.07                   0.06                     5 ,478
---------------- ----------------- ------------------------- -----------------
August 2001           0.18                   0.18                        -
---------------- ----------------- ------------------------- -----------------
July 2001             0.18                   0.18                        -
---------------- ----------------- ------------------------- -----------------
June 2001             0.25                   0.18                     27,110
---------------- ----------------- ------------------------- -----------------
May 2001              0.40                   0.25                     49,124
---------------- ----------------- ------------------------- -----------------
April 2001            0.50                   0.30                     46,831
---------------- ----------------- ------------------------- -----------------
March 2001            0.70                   0.30                    184,621
---------------- ----------------- ------------------------- -----------------

The OTC Bulletin Board (United States of America)

Month              High ($US)             Low ($US)                   Volume
---------------- ----------------- ------------------------- -----------------
September 2001        0.08                   0.07                      38,000
---------------- ----------------- ------------------------- -----------------
August 2001           0.10                   0.07                      50,200
---------------- ----------------- ------------------------- -----------------
July 2001             0.17                   0.09                     121,900
---------------- ----------------- ------------------------- -----------------
June 2001             0.25                   0.14                      62,800
---------------- ----------------- ------------------------- -----------------
May 2001              0.25                   0.16                      75,800
---------------- ----------------- ------------------------- -----------------
April 2001            0.40                   0.25                      42,050
---------------- ----------------- ------------------------- -----------------
March 2001            0.45                   0.20                     163,490
---------------- ----------------- ------------------------- -----------------

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

The Act provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which there are criminal penalties.

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

I.       Subsidiary Information
Information regarding the Company's subsidiary is disclosed in Item 4.C. and elsewhere in this Annual Report. ---

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

ITEM 16. RESERVED

                                    PART 111

ITEM 17. SELECTED FINANCIAL DATA FIRST QUARTER 2001

IANETT INTERNATIONAL SYSTEMS LTD.
Quarterly Report to September 30, 2001 & June 30, 2001
SCHEDULE A: FINANCIAL INFORMATION

BALANCE SHEETS
(Prepared by Management - Unaudited)
                                     September                        June
                                        2001                          2001
---------------------------------------------------------------------------
ASSETS
Current Assets
      Cash                          $   (362)                      $ 3,024
      Accounts Receivable              61,807                       52,131
      Subscriptions Receivable        220,000                            -
      Prepaids                          3,178                        3,972
---------------------------------------------------------------------------
                                      284,623                       59,127
 Capital Assets                        52,630                       24,411
 Investments                          105,000                      105,000
 Deferred Development Costs                -                         -
---------------------------------------------------------------------------
                                    $ 442,252                    $ 188,538
---------------------------------------------------------------------------
 LIABILITIES
 Current Liabilities
      Accounts Payable              $ 769,828                     $743,726
---------------------------------------------------------------------------
                                      769,828                      743,726

      Loan Payable                    490,174                      490,174
      Shareholder Loan                174,041                      174,041
---------------------------------------------------------------------------
                                    1,434,043                    1,407,941
---------------------------------------------------------------------------
 SHAREHOLDERS' EQUITY
      Share Capital                32,627,126                   32,590,326
      Share Subscriptions             240,000                            -
      Deficit                    (33,858,917)                 (33,809,729)
---------------------------------------------------------------------------
                                    (991,791)                  (1,219,403)
---------------------------------------------------------------------------
                                    $ 442,252                    $ 188,538
---------------------------------------------------------------------------
          APPROVED ON BEHALF OF BOARD:
                       "Gordon Samson"                              "Marcus New"
                              Director                                  Director

IANETT INTERNATIONAL SYSTEMS LTD.
Quarterly Report to September 30, 2001
SCHEDULEA:FINANCIALINFORMATION Continued)

STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
(Prepared by Management - Unaudited)
                                    September      September
                                       2001          2000
-------------------------------------------------------------
REVENUE                          $      1,825    $    639,913

EXPENSES
Direct costs                               --         603,996
General and administrative             44,262         953,202
Amortization of capital assets          6,751         251,482
-------------------------------------------------------------
                                       51,013       1,808,680
-------------------------------------------------------------
NET LOSS                              (49,188)     (1,168,767)
-------------------------------------------------------------
Deficit, beginning of period      (33,809,729)    (24,634,778)
-------------------------------------------------------------
DEFICIT, end of period           $(33,858,917)   $(25,803,545)
-------------------------------------------------------------
LOSS PER SHARE                          (0.01)   $      (0.29)
-------------------------------------------------------------

IANETT INTERNATIONAL SYSTEMS LTD.
Quarterly Report to September 30, 2001
SCHEDULE A: FINANCIAL INFORMATION (Continued)

STATEMENTS OF CASH FLOWS
(Prepared by Management - Unaudited)

                                              2001          2000
OPERATIONS
Net income (Loss)                           (49,188)   (1,168,768)
Non-cash adjustments                             --            --
Depreciation                                  6,751       251,482
-----------------------------------------------------------------
                                            (42,437)     (917,286)
Change in
Accounts receivable                          (9,675)      607,795
Prepaids and deposits                          (794)       10,844
Accounts payable                             26,102      (433,989)
-----------------------------------------------------------------
                                            (25,216)     (732,636)
-----------------------------------------------------------------
INVESTING
(Purchase) proceeds of capital assets         1,830      (176,663)
Increase in loans                                --       (36,325)
Purchase of investments                          --       (38,953)
Increase in development costs                    --      (131,036)
-----------------------------------------------------------------
                                              1,830      (382,977)
-----------------------------------------------------------------
FINANCING
Issuance of share capital/Subscriptions      20,000       169,422
Increase (reduction) in shareholder loan         --            --
-----------------------------------------------------------------
                                             20,000       169,422
-----------------------------------------------------------------
Increase (decrease) in cash                  (3,386)     (946,191)
-----------------------------------------------------------------
Cash, beginning of period                     3,024     1,313,693
-----------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of period       (362)      367,502
-----------------------------------------------------------------
iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Quarter ended September 30, 2001 and 2000

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

2. SIGNIFICANT ACCOUNTING POLICIES (continued)
--------------------------------------------------------------------------------
Capital assets - Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:

--------------------------------------------------------------------------------
Asset                                  Basis                    Rate
Computer software                 Straight-line              33% - 100%
Computer hardware                 Straight-line              33%
Office equipment,
 furniture & fixtures             Declining balance          20% - 30%
Automotive                        Declining balance          30%
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

3. CAPITAL ASSETS

                                                                                       Net Book Value
                                                                Accumulated         September       June
                                                      Cost      Depreciation           2001          2001
-------------------------------------------------------------------------------------------------------------------
Computer software                                   $ 49,600          11,800         37,800        1,316,156

Office equipment, furniture and fixtures              12,474           3,539          8,935          124,912
Computer hardware                                     25,050          19,155          5,895        1,031,060
Leasehold improvements                                                     -              -           28,424
                                                           -
Automotive                                                 -               -              -           17,300
--------------------------------------------- --------------- --------------- -------------- ----------------
                                                      87,124           34,494        52,630       2,517,852

--------------------------------------------------------------------------------
4. INVESTMENTS
--------------------------------------------------------------------------------
                                            September                June
                                                  2001               2001
--------------------------------------------------------------------------------
Alphastream Wireless Inc.                             100,000         100,000
Other                                                   5,000         166,549

Restaurant-Help.com, Inc.                                   -         364,725
Nerve Media Corporation                                     -         363,000
FlashCandy.com, Inc.                                        -         255,000
HollywoodBroadcasting.com, Inc.                             -         150,000
Digital Video Display Technology Corp.                      -         108,000
--------------------------------------------------------------------------------
                                                     $105,000       1,507,274
--------------------------------------------------------------------------------
Alphastream Wireless Inc. - On May 8, 2000 the Company acquired a 40% (66 shares) interest in Ariel Wireless Technologies, Inc. ("Ariel") for a cash payment of $100,000. Ariel is in the wireless communications hardware and software business. On August 21, 2000 Ariel changed its name to Alphastream Wireless Inc.

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

--------------------------------------------------------------------------------
7. SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.001 per share. The issued share capital consists of common shares as follows:

                                            September 2001                 June 2001
                                       Number            Amount         Number    Amount
-------------------------------------------------------------------------------------------------------------------

Balance, beginning of period:                  5,445,851       $   32,590,326        50,642,178       $  32,079,648
Shares issued for cash:
         Stock options                                 -                    -           384,767             100,472
         Warrants                                      -                    -           250,000             100,000
         Special Warrants                              -                    -                 -                   -
         Private placement                             -                    -                 -                   -
         Performance shares                            -                    -                 -                   -
Shares issued for other consideration
         For debt                                      -                    -         2,974,061             297,406
         For subsidiary                          368,000               36,800           320,000              12,800
         Finder's fee                                  -                    -                 -                   -
         Cash share issuance costs                     -                    -                 -                   -
Cancellation of escrow shares                          -                    -         (112,500)                   -
------------------------------------------ -------------- -------------------- ----------------- -------------------
                                               5,813,851           32,627,126        54,458,506          32,590,326
Consolidation 10:1                                     -                    -         5,445,851          32,590,326
------------------------------------------ -------------- -------------------- ----------------- -------------------
Balance, end of period                         5,813,851           32,627,126         5,445,851          32,590,326

Escrow Shares - There are 300,000 (2000: 311,125) shares held in escrow subject to release only with regulatory approval.
iaNett International Systems Ltd.

Quarter ended June 30, 2001 and 2000

8. SHARE CAPITAL (continued)

-----------------------------------------------------------------------------------------------------
Warrants - The Company has stock purchase warrants outstanding as follows:
-----------------------------------------------------------------------------------------------------
                  Outstanding                                         Outstanding
Exercise             June 30,                                         September
   Price               2001         Issued  Exercised  Expired          2001            Expiry date
-----------------------------------------------------------------------------------------------------
*$9.10               178,100             -                    -        178,100           June 2, 2002
-----------------------------------------------------------------------------------------------------
                     178,100             -                    -        178,100

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

Number                   Exercise        Expiry
Of shares                Price           Date
----------------------------------------------------------
90,000                    $0.15          November, 2005
22,000                     0.70          September, 2005
 6,500                     0.15          December,  2004
 1,250                     0.35          November, 2004
20,000                     0.35          July, 2004
70,000                     0.50          July, 2004
 1,000                     0.15          July, 2004

----------------------------------------------------------
Announced on October 5, 2001 the exercise price of outstanding stock options have all been re-priced to $0.10, with a further issuance of 789,250 stock options, also with an exercise price of $0.10.

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

3.21(3)  Irrevocable Letter of Instructions dated May 17, 1999 to James L.
         Harris.

3.22(4) Escrow Agreement between the Company, Theo Sanidas and Computershare dated June 23, 1999.

3.23 Agreement in Principle between iaNett International Systems Ltd., and, the Data Fortress Group.


1 Incorporated by reference to the Company's 1995 Registration Statement on Form 20-F (File No. 0-25860).

2 Incorporated by reference to the Company's 1997 Annual Report on Form 20-F (File No. 0-25860).

3 Incorporated by reference to the Company's 1998 Annual Report on Form 20-F (File No. 0-25860).

4 Incorporated by reference to the Company's June 30, 1999 Transition Report on Form 20-F (File No. 0-25860).

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