Form 20-F
period 2002-06-30
DATA FORTRESS SYSTEMS GROUP LTD
filed 2002-12-30
CIK 943866

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

                 For the fiscal year ended June 30, 2002

                                       OR

        [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number                                     0-25860
--------------------------------------------------------------------------------
                        Data Fortress Systems Group Ltd.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                            British Columbia, Canada
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

           Suite LM - 1281 West Georgia Street, Vancouver, BC V6E 3J5
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

      Title of each Class              Name of each exchange on which registered
             None
----------------------------------     -----------------------------------------

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

Indicate the number of outstanding shares of each of the issuer's classes of capital of common stock as of:
                                                                   June 30, 2002
                                                        17,311,328 Common Shares

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

        Item 17   [X]               Item 18 [_]

                                TABLE OF CONTENTS
                                                                            Page
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..............1

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE............................2

ITEM 3.    KEY INFORMATION....................................................2

         A.       Selected Financial Information..............................2
         B.       Capitalization and Indebtness...............................4
         C.       Reasons for the offer and use of proceeds...................4
         D.       Risk Factors................................................4
ITEM  4.   INFORMATION ON THE COMPANY.........................................7

         A.       History and Development of the Company......................7
         B.       Business Overview...........................................8
         C.       Organizational Structure...................................12
         D.       Property, Plants and Equipment.............................14
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................14

         A.       Operating Results..........................................14
         B.       Liquidity and Capital Resources............................15
         C.       Research and Development, Patents and Licenses.............16
         D.       Trend Information..........................................17
ITEM 6.    DIRECTORS AND SENIOR MANAGEMENT...................................17

         A.       Directors and Senior Management............................17
         B.       Compensation...............................................21
         C.       Board Practices............................................23
         D.       Employees..................................................23
         E.       Share Ownership............................................23
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................26

         A.       Major Shareholders.........................................26
         B.       Related Party Transactions.................................27
         C.       Interests of experts and counsel...........................27
ITEM 8.    FINANCIAL INFORMATION.............................................27

         A.       Consolidated Statements and Other Financial Information....27
         B.       Significant Changes........................................43
ITEM 9.    THE OFFER AND LISTING DETAILS.....................................44

         A.       Offer and Listing Details..................................44
         B.       Plan of Distribution.......................................47
         C.       Markets....................................................47
         D.       SELLING SHAREHOLDER........................................47

         E.       Dilution...................................................47
         F.       Expenses of the Issue......................................47
ITEM 10. ADDITIONAL INFORMATION..............................................47

         A.       Share Capital..............................................47
         B.       Memorandum and Articles of Association.....................48
         C.       Material Contracts.........................................49
         D.       Exchange Controls..........................................50
         E.       Taxation...................................................52
         F.       Dividends and Paying Agents................................60
         G.       Statements by Experts......................................60
         H.       Documents on Display.......................................60
         I.       Subsidiary Information.....................................60
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURESABOUT MARKET RISK...........61

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............61

PART II......................................................................61

ITEM 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES...................61

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS.................................................61

ITEM 15. RESERVED............................................................61

ITEM 16. RESERVED............................................................61

PART III.....................................................................61

ITEM 17. SELECTED FINANCIAL DATA FIRST QUARTER 2001..........................61

ITEM 18. FINANCIAL STATEMENTS................................................75

ITEM 19. EXHIBITS............................................................75

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

(A) All of the directors of the Company are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Company's Articles and the Company Act, British Columbia. The Company's last annual regular general meeting was held on April 19, 2002. The Company's executive officers are appointed by and serve at the pleasure of the Board of Directors.

The following table sets forth information concerning each of the directors and executive officers of the Company as of December 28, 2002:

                               Position(s) Held           Served as a Director/
Name                Age        with the Company              Officer Since
--------------------------------------------------------------------------------
Rick Thomas         46     President, CEO and Director      March 15, 2002
Gordon A. Samson    44     CFO and Director                 July 26, 2001
Michael Chong       38     COO and Director                 April 19, 2002
CK Chong            67     Director                         April 19, 2002
Bruce McConnachie   50     Independent Director             June 14, 2002
Bill Kaleta         54     Independent Director             June 3, 2002

Members of the Board of Directors are elected by the holders of the Company's common shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Company is the Audit Committee. The Audit Committee of the Company's Board of Directors currently consists Gordon A. Samson, Bruce McConnachie and Bill Kaleta. This committee is directed to review the scope, cost and results of the independent audit of the Company's books and records, the results of the annual audit with management and the adequacy of the Company's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. None of the Company's directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company.

No director or executive officer of the Company has any family relationship with any other officer or director of the Company other than CK Chong and Michael Chong (Father and Son, respectively).

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


ITEM 3.           KEY INFORMATION

A.       Selected Financial Information

Selected Financial Information - Canadian GAAP
-----------------------------------------------------------------------------
Years Ended June 30,                                2002 $            2001 $
-----------------------------------------------------------------------------
Sales                                               25,426           976,100
-----------------------------------------------------------------------------
Other Income                                             -           116,107
-----------------------------------------------------------------------------
Net Income (loss)                                   50,613       (9,174,951)
-----------------------------------------------------------------------------
Loss per Common share, Basic & Fully Diluted          0.00            (1.75)
-----------------------------------------------------------------------------
Dividends declared per share
-----------------------------------------------------------------------------
Total Assets                                       106,122           188,538
-----------------------------------------------------------------------------
Net Assets                                        (15,652)       (1,219,403)
-----------------------------------------------------------------------------
Capital Stock, Common Shares                    33,741,464        32,590,326
-----------------------------------------------------------------------------
Number of Common Shares                         17,311,328         5,445,851
-----------------------------------------------------------------------------

Selected Financial Information - US GAAP
-----------------------------------------------------------------------------
Years Ended June 30, 2001                           2002 $            2001 $
-----------------------------------------------------------------------------
Sales                                               25,426           976,100
-----------------------------------------------------------------------------
Other Income                                             -           116,107
-----------------------------------------------------------------------------
Net Income (loss)                                   50,613       (8,266,580)
-----------------------------------------------------------------------------
Loss per Common share, Basic & Fully Diluted        (0.00)            (1.58)
-----------------------------------------------------------------------------

Dividends declared per share                           Nil               Nil
-----------------------------------------------------------------------------
Total Assets                                       106,122           188,538
-----------------------------------------------------------------------------
Net Assets                                        (15,652)       (1,219,403)
-----------------------------------------------------------------------------
Capital Stock, Common Shares                    33,741,464        32,079,648
-----------------------------------------------------------------------------
Number of Common Shares                         17,311,328         5,445,851
-----------------------------------------------------------------------------
CURRENCY AND EXCHANGE RATES

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

                                             U.S. Dollars Per Canadian Dollar
                                                       Month, 2002
                         ----------------------------------------------------------------------------------
                         November       October         September    August         July             June
                         ----------------------------------------------------------------------------------
High for the period      1.5748         1.5810          1.5789       1.5724         1.5512           1.5349
Low for the period       1.5686         1.5739          1.5712       1.5632         1.5407           1.5276

                                                      U.S. Dollars Per Canadian Dollar
                         ----------------------------------------------------------------------------------
                         Fiscal Year    Fiscal Year   Fiscal Year           Fiscal Year Ended December 31
                         Ended June 30  Ended June 30 Ended June 30 -------------------------------------
                           2002            2001         2000          1999           1998             1997
                         ----------------------------------------------------------------------------------
End of period            1.531685       1.5125        1.4787         1.4420         1.5285           1.4288
High for the period      1.600284       1.5825        1.5175         1.5475         1.5845           1.4399
Low for the period       1.530367       1.4677        1.4378         1.4420         1.4095           1.3393
Average for the period   1.565477       1.5226        1.4762         1.4891         1.4861           1.3863

The following table sets out the range of high and low exchange rates for one Canadian dollar ("$C") expressed in terms of one United States dollars ("$US").

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

Requirements for and Uncertainty of Access to Additional Capital

The Company believes that working capital deficits can be funded from operations however the Company may need further funding in the future to achieve its business objectives. There is no assurance that any additional financing will be obtained.

Should the Company elect to satisfy its cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that the Company's efforts to raise such funding will be successful, or achieved on terms favorable to the Company or its existing shareholders.

Operating Losses

For the six months ended June 30, 2000, the fiscal year ended June 30, 2001, and the fiscal year ended June 30, 2002 the company had an operating earnings/(loss) of approximately, ($C1,810,783), ($C9,174,951 - including write downs), and $C50,613, including a gain on settlement of debts, respectively. The Company completed a reverse merger ("RTO") with Data Fortress Technologies (2002) Inc. ("Data Fortress 2002") as at August 30, 2002 and changed the corporate name from iaNett International Systems Ltd. To Data Fortress Systems Group Ltd., ("DFG" or the "Company"). The Company anticipates that cash flow from merged operations will cover operating costs and reduce working capital deficits over time. However, the Company will continue to incur significant operating expenses in the future, including significant costs of revenues and selling, general and administrative and amortization expenses. As a result, the Company may not have enough money to grow its business in the future. The Company cannot assure that it will achieve profitability or be capable of sustaining profitable operations.

Requirements for and Uncertainty of Access to Additional Capital

Insufficient financing during the early stages of DFG's business will slow down its ability to build the necessary infrastructure and personnel required to enable growth. Future business operations will depend on DFG's ability to obtain additional financing through debt financing and/or equity financing. There can be no assurance that DFG will be able to obtain necessary additional financing and the failure of DFG to obtain such financing on a timely basis, or on terms favorable to DFG, could result in its inability to continue to operate the business. If available, future equity financings may result in substantial dilution to shareholders of DFG. Investors also cannot expect to receive any dividends on shares of DFG in the foreseeable future.

Dependence on Accounts Receivable

Although current accounts receivables are presently due and payable, they may not be immediately collectible. If sufficient of these accounts receivable are not collected in a timely fashion, the Company could find itself without enough cash to operate as a going concern.

Competition

DFG is competing with large well-established players that have substantially more funds available to them. Should these players find a way to match DFG's speed, technology and focus on smaller interior markets, DFG would be placed in a difficult competitive position.

DFG's future success will depend upon its abilities to market and generate sales of its services and products, expand its market areas and its corporate infrastructure commensurate with any increase in sales, and attract, hire and retain skilled executives and employees. Any failure by DFG to achieve these objectives could result in a failure to gain a customer base or cause a loss of customers and have a material adverse effect on DFG's prospective results of operations. There can be no assurance that DFG will be able to market or sell its products or to manage any future growth.

Dependence on Key Personnel

The Company is heavily dependent upon the expertise of certain of its key officers, and contractors and the loss of one or more of these individuals could have a material adverse effect on the Company. The Company does not maintain key-person insurance policies on any of its executive officers.

Strain on Managerial and Financial Resources from Growth

DFG expects that, if its expansion efforts are successful, it will experience a period of growth that could place a strain on its resources. If DFG's management is unable to manage growth effectively, operations could be adversely affected. DFG believes it has put appropriate structures in place to deal with future growth, including management information systems and internal and external communication systems. However, there can be no assurance that DFG will be able to achieve its growth as planned, increase its work force or implement any new systems required to manage its anticipated growth and any failure to do so could have a material adverse effect on DFG's business, results of operations and financial condition.

Need to Develop and Maintain Positive Brand Name Awareness

The Company believes that establishing and maintaining its brand name is essential to expanding its Internet business and attracting new customers. It also believes that the importance of brand name recognition will increase in the future because of the growing number of Internet companies that will need to differentiate themselves. Promotion and enhancement of the Company's brand names will depend largely on the Company's ability to provide consistently high-quality products and services. If the Company is unable to provide high-quality products and services, the value of its brand names may suffer.

Security Risks

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to electronic commerce and communications on the Internet. Many factors may cause compromises or breaches of the security systems, which the Company's businesses or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the field of cryptography. A compromise of security on the Internet would have a negative effect on the use of the Internet for businesses. Security breaches of the Company's activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose the Company's businesses to a risk of loss or litigation and possible liability. The Company cannot assure that its security measures will prevent security breaches.

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

Currency Translation

Some of the Company's equipment purchases for re-sale will be carried out in United States and Canadian dollars. As a result, the Company will be faced with currency fluctuations. The Company does not currently engage in currency hedging; however, the Company may do so in the future.

Governmental Regulations

Because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as privacy, pricing, taxation and content. The enactment of any additional laws or regulations may impede the growth of the Internet and the Internet-related business of the Company's divisions and properties and could place additional financial burdens on its businesses.

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
A.       History and Development of the Company

Data Fortress Systems Group Ltd. ("DFG" or the "Company") was incorporated pursuant to the laws of British Columbia, Canada, on May 13, 1985 as "Bear Lake Resources Ltd." with an authorized capital of 10,000,000 shares without par value. On April 17, 1990 the Company changed its name to "Consolidated Bear Lake Resources Ltd.", concurrently consolidated its issued and authorized capital on a three "old" shares for one "new" share basis, and increased its authorized capital to 25,000,000 shares without par value. On November 16, 1990, the Company changed its name to "Advance Tire Systems Inc.". On December 16, 1992, the Company increased its authorized capital from 25,000,000 shares without par value to 100,000,000 common shares without par value. On November 17, 1993 the Company changed its name to "ATS Wheel Inc.", concurrently consolidated its authorized and issued capital on a five old shares for one new share basis, and increased its authorized capital to 100,000,000 Common shares without par value. On October 17, 1996 the Company altered its authorized capital by creating 20,000,000 Preferred shares with a par value of $C0.001 per share. On July 20, 1998 the Company changed its name to "JSS Resources Inc." On July 26, 1999, the Company changed its name to "WSi Interactive Corporation". By special resolution dated, March 19, 2001 the Company changed its name to iaNett International Systems

Ltd., concurrently consolidated its issued and authorized capital on a ten "old" shares for one "new" share basis, and increased its authorized capital to 100,000,000 Common shares without par value and 20,000,000 Preferred shares with a par value of $C0.01. On April 19, 2002 at the Company's Annual and Special General Meeting ("AGM") the Company received shareholder approval for the proposed reverse merger with Data Fortress Technologies (2002) Inc.

By a share exchange agreement dated March 31, 2002 flowing from the Agreement in Principle dated November 21, 2002 the Company agreed to acquire 100% of Data Fortress 2002. Data Fortress 2002 is the holding company for the wholly owned subsidiaries, Data Fortress Technologies Ltd., Pacific Ram Distributors Ltd., and Connect West Networks Ltd.. The Company agreed to issue 30,000,000 common shares, which are subject to a Surplus Security Escrow Agreement that is provisioned for the release of these shares over the next six years. A change of name to Data Fortress Systems Group Ltd. ("DFG") was effected on September 3, 2002 and regulatory approval for the RTO was received August 30, 2002.

The head office of the Company is located at Suite LM, 1281 West Georgia Street, Vancouver British Columbia V6E 3J5 and the telephone number is (604) 484-6693. The address for service and registered and records office of the Company is located at Suite 1200, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

B.       Business Overview

The companies collectively provide wholesale manufacturing of equipment ranging from PC's to high-end Servers, data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services.

Since 1991, DFTG has operated a computer manufacturing and systems integration facility under the brand name "Logic Computers" and is located in Richmond, B.C., Canada. This location continues to offer access to the markets of the Far East, Europe and North America, where the Company's clients operate. The facilities are held under a three-year lease with Bee Keok Chong, the spouse of CK Chong, a director of the Company, at $1,600.00 per month plus applicable property taxes.

In January 2001, the Company became one of the first companies of its kind in the Vancouver market to operate a collocation data center and managed server storage facility to provide its customers with a secure environment.

In October 2001, the Company completed the installation of a redundant 3.2-kilometer fiber optic cable ring within the downtown core of Vancouver. This fiber optic ring connects DFG's data centre to the Internet backbone at Harbour Centre.

As of November 15, 2002, the Company had fifteen (15) employees and contracts for services are entered into as required on a full-time or part-time basis.

Data Fortress Technologies Ltd. ("Data Fortress") was founded in January of 2001 to provide customers with a secure environment and access to a fiber optic network. Data Fortress is one of the first companies of its kind in the Vancouver market to operate a co-location and managed server data center and storage facility.

In October 2001, Data Fortress completed the installation of a redundant 3.2-kilometer fiber optic cable ring within the downtown core of Vancouver. This fiber optic ring connects the Data Fortress data centre to the Internet backbone at Harbour Centre.

Pacific Ram Distribution Corp. ("Pacific Ram") was established in April of 1991 to become a computer manufacturer and systems integrator using the brand name "Logic Computers". The Company's operations are located in Richmond, British Columbia, Canada. Pacific Ram produces a full line of the latest Personal Computers and Business Workstations, as well as Servers to meet the ever-growing needs of its customers. The Company has suppliers including Panasonic, U.S. Robotics, Yamaha, Pioneer, Toshiba, Memorex, Epson, Hewlett-Packard, Fujitsu, Palm, Acer, Borderware and Canon, just to name a few.

Over the past 11 years, Pacific Ram has successfully strengthened these strategic relationships with its suppliers. This has enabled the Company to provide its clients with service and commitment. As the computer industry expands, the growth of Pacific Rim and European markets gives Canadian companies a larger role as computer manufacturers and system integrators. Pacific Ram has successfully established itself in both of these arenas with strong strategic partnerships and client service.

Connect West Networks Inc. ("Connect West") was established in May 2001 to respond to a `Request for Proposals' from Simon Fraser University. In its response, Connect West presented the University with a unique and innovative solution, which incorporated many of its strategic partners. A full agreement was executed on July 4, 2002, the full network was built and running on schedule, on budget, by September 1, 2002. Connect West has now moved out of the construction phase and into the management phase providing superior customer service including on-site tech support and management.

Since its launch in January 2001, Data Fortress as a wholly owned subsidiary of Data Fortress 2002 has been successful in attracting a wide range of customers to its facility:

1.       Application Service Providers (ASPs)
2.       Web Hosting Companies
3.       Software Developers
4.       Movie Production Companies - streaming video
5.       Web-based entertainment providers

To date, the Company has achieved a number of important milestones and objectives including:

1. Completed Fibre Ring including lighting of first four strands on diverse routes.

2. Completed transition of placing BIG PIPE as the primary Internet provider with Group Telecom as the secondary provider.

3. Installed (3) Different VOIP companies into DFTG facilities, making it the largest provider of services in the British Columbia market.

4. Completed the first stage of the fully managed services for Skinny Scrip including three on ramps to the fibre ring.

5. Implemented the first and second fully managed outsource infrastructure contracts.

6. Re-organized sales team and management to increase their effectiveness while reducing the over-all cost of sales.

Data Fortress occupies 3,600 square feet in the basement of 1281 West Georgia Street with 1,200 square feet currently dedicated to collocation with a capacity of 48 rack spaces. The existing collocation space can be scaled to 2,800 square feet and 116 rack spaces and can also be expanded to other buildings using a LAN extension technology. The current location was identified as ideal for a collocation facility for the following reasons:

1.       the relatively cool temperatures below ground level

2. the building maintains a high level of security, requiring card access after hours

3.       there are only 2 points of entry to Data Fortress' suite

4. the concrete walls are 8" thick (location used to be the TD Bank's document vault)

Data Fortress infrastructure offers several peering connections to the Internet backbone and is directly connected to broadband communications service providers Group Telecom and Big Pipe Inc. (a Shaw Subsidiary). These networks are fully redundant (meaning bi-directional data flow capabilities even if the fiber line is broken), running Border Gateway Protocol (BGP4) and utilizing Extreme Networks equipment. The Company also provides:

1.       A separate electrical circuit for the data center
2.       Fully redundant fiber optic broadband connectivity
3.       Secure space for servers and other network equipment
4.       Seismic Zone 4 rated and mounted racks
5.       Clean, redundant Liebert uninterruptible power supply (UPS)
6.       Raised floors for clean, efficient air flow and cable management
7.       State-of-the-art climate controlled environment
8.       Fire suppression, alarm, and video monitoring systems
9.       Network operations centre to monitor networks and equipment
10.      Network support services - managed networks

Revenues are generated from a number of diverse areas:

o        Offline post-production
o        Hi-speed connectivity
o        Collocation
o        Internal managed services
o        External managed services
o        Hardware sales and services

Managed Services

DFG is one of a few Canadian companies providing data storage and collocation as a service. This service allows customers to connect their computer systems, or plug in, to the DFG network to store and access their data in much the same way they obtain and use electricity or a telephone service. Managed storage services include storage and management of customers' primary data, tape back-up of data for archival and restoration purposes, and real time copies of customer data at remote sites. DFG also assesses, designs and implements customers' data storage environments, addressing customers' primary data needs as well as disaster recovery and business continuity plans. Customers include organizations that require large and rapidly growing volumes of data storage capacity and include established enterprises and

Internet-based businesses in a wide range of industries, such as application service providers ("ASP"), communications, media, retail, wholesale distribution, health and education.

To deliver managed storage services, a dedicated fiber optic network that connects the data center or storage point of presence, has been laid within the downtown core of Vancouver. This fiber optic ring connects DFG's data centre to the Internet backbone at Harbour Centre.

DFG through a subsidiary has entered into an agreement with TeraSpan Networks Inc. ("TeraSpan"), who has installed a 24 strand, fully redundant ring of "Surface Inlaid Fiber" exclusively for the Company. TeraSpan were selected as the vendor because they offered the fastest, most economical fiber deployment technology and techniques available. The fiber is laid approximately six inches under ground by creating a thin cut in the sidewalks and roadways in the downtown area. This deployment method is fast1, economical, and provides a fiber optic data network with a useful life of 20 to 30 years.

The TeraSpan Agreement obligates TeraSpan to provide all design, implementation, labour, equipment and city access agreements necessary to install the complete fiber ring. They also provide a 24/7 Service and Licensing Agreement to cover all maintenance and service on the fiber ring, including a 4-hour response time to service issues and a 96-hour window to restore redundancy. The costs of building this ring employing the TeraSpan method was approximately half the cost of traditional methods and are significantly lower than all competing bids which were in excess of $300,000.

Ownership of the fiber ring remains with TeraSpan, however DFG holds a 20 year Irrevocable Right of Use ("IRU"). The only on-going requirement for the fiber ring is maintenance. In the event that TeraSpan were no longer in business, other vendors could be used. Maintenance is in the form of repairs to any line damage. Because the ring is fully redundant, a break in the line does not interrupt the flow of data. Data can be transferred in both directions in a redundant ring allowing the data to simply flow in the opposite direction through the ring until the break is repaired.

The fiber used is crush resistant, loose tube micro cable, designed specifically for surface inlaid fiber deployment. This deployment method is a new, patent-pending technique that eliminates the need to excavate streets. The cost savings under TeraSpan's deployment technique is substantial and allows a fiber network to be established in a fraction of the time previously required.

Collocation Services

Any business that depends on technology and server based systems is a potential collocation customer for DFG. From the simplest single server application to multi-site with high bandwidth requirement, DFG can provide a variety of solutions to meet the client's specific needs.

Collocation is the renting of data facility space for the purpose of housing server/telecommunications equipment and accessing bandwidth connections to the Internet or a private data network. The customer "collocates" its servers along with other customers in an environment in which they can take advantage of the provider's secured floor space and access to high network bandwidth. The collocation facility provides racking space, power and network connectivity (referred to as Power, Ping and POP) to servers that are provided by the customers.
____________________
1 Estimated time required to complete installation of the fiber loop is approximately 2 weeks from the start date

DNSMedia.com, was providing Hollywoodbroadcasting.com, Inc. ("HBC") during the year 2000 with web design and consulting services for broadcasting on the Internet for HBC's live streaming video broadcasts ("streaming") on the World Wide Web.

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

DNSMedia.com wound down operations in 2000 as a consequence of declining revenues in the "streaming broadcast sector".

StockSecrets.com is owned and operated by a private British Columbia corporation, Stock Secrets Enterprises Ltd., which in turn is a wholly owned subsidiary of the Company.

StockSecrets.com was a financial website in design stages during 2000 with plans of targeting both investors and those interested in financial markets, small cap companies and trends that affect financial investments. The site was designed to offer daily content, real-time stock quotations and links to other related sites. A beta version of the website was launched in September 2000. Revenue for StockSecrets was projected to be derived from the sale of opt-in email campaigns to public companies throughout North America, in addition to the sale of audio, text and video streaming corporate profiles and banner advertising.

StockSecrets.com also wound down operations in 2000 as a consequence of the lack of revenues in the Internet sector.

iaNett Internet Technologies Ltd., is a software development operation, specializing in search engine technology. ITT, has developed and is in the process of marketing a scalable Internet searching technology (the "Search Engine") that permits full Internet search engine integration into websites. The Search Engine is designed to offer a highly expandable solution to Internet growth patterns by scaling to meet content requirements and user demand without sacrificing functionality or speed. The software can be easily and usefully adopted by any website. This wholly owned subsidiary continues to operate and market Internet related services.

C.       Organizational Structure

Subsidiaries of DFG

DFG has four wholly-owned subsidiaries previously described:

(1) DNSMedia.com, Inc., a company incorporated under the laws of the State of Nevada on February 25, 2000 and was qualified to transact intrastate business in the State of California on July 12, 2000;

(2) Stock Secrets Enterprises Ltd., a company incorporated under the laws of the Province of British Columbia on March 15, 2000.

(3) iaNett Internet Technologies Ltd. ("IIT"), a company incorporated under the laws of the Province of British Columbia on February 21, 2000. Pursuant to an acquisition agreement dated January 22, 2001 the Company increased the ownership position to a controlling (54%) interest in ITT. 320,000 shares were issued to the Vendors of IIT on March 21, 2001. The same agreement provided an option to acquire the remaining interest (46%). The Company then entered into an Amendatory Agreement dated July 24, 2001, whereby the number of remaining shares to be issued to the Vendors of ITT was amended to 368,000 shares to provide for the post-consolidated number of common shares in the capital of the Company. The remaining minority interest was acquired on September 7, 2001.

(4) Data Fortress Technologies (2002) Inc. ("DFTG"), a holding company incorporated under the laws of the Province of British Columbia on March 1, 2002. A share exchange agreement was also executed this date whereby DFTG acquired all the issued shares of three other companies and organized them as wholly owned subsidiaries. The three subsidiaries are;

                          i.        Data Fortress Technologies Ltd.
                          ii.       Pacific Ram Distribution Ltd.
                          iii.      Connect West Networks Ltd.

DNSMedia.com Inc. and Stock Secrets Enterprises Ltd., web site portals created by the Company were negatively affected by the technology market correction. The Company has abandoned the operations, assets and liabilities of DNSMedia.com Inc., and Stock Secrets Enterprises Ltd., assets have been redeployed within ITT, or written off.

Unless the context otherwise requires, references herein to the "Company" or "DFG" include these four wholly owned subsidiaries.

                          Data Fortress Group Limited
                  (formerly iaNett International Systems ltd.)
                                      |
                                      |
                                      |
             ______________________________________________________________
             |                     |                  |                   |
Data Fortress Technologies    DNSMedia.com*    StockSecrets.com*     iaNett.com
     Group (2002) Inc.
             |
             |
            ___________________________________________________________
           |               |                   |
      Connect West    Data Fortress       Pacific Ram
     Networks Ltd.    Technology Ltd.    Distributors Ltd.

*Management anticipates these companies will be wound up in due course.

D.       Property, Plants and Equipment

The Data Fortress Group rents from a related party a manufacturing facility located at 135-12830 Clark Place, Richmond, British Columbia and also rents a collocation facility located at LM-1281 Georgia Street, Vancouver, British Columbia.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Corporation for the year ended June 30, 2001 and the year ended June 30, 2000, as well as the interim financial reports for the periods ended September 30, 2002 and September 30, 2001.

A.       Operating Results

During the period ended September 30, 2002, the Company concluded the reverse merger transaction with Data Fortress (2002) and consequently accumulated an operating loss of ($327,124) (2001: $49,306) including non-cash transactions from share issuance at a deemed value of $190,836 for a finder's fee, the sponsorship fee and accrued interest on a debenture settled with shares. The business combination has been accounted for using the purchase method of accounting and accordingly the results of operations of Data Fortress Technologies (2002) Inc. ("Data Fortress 2002") are included in the consolidated financial statements from the date of acquisition August 30, 2002 to the period ended September 30, 2002.

Although the operating loss increased significantly from the same period September 30, 2001 quarter, it is a reflection of the cumulative expenses of the legal parent for the entire quarter ended September 30, 2002, and the expenses of the consolidated legal subsidiary from the date of acquisition (August 30, 2002) to the quarter ended September 30, 2002. Operating costs while significantly increased from the same period ending September 30, 2001 are reflective of the consolidated results of operations of Data Fortress 2002. The operating costs also include $190,836 of non-cash expenses for the quarter reflecting the final related expenses to the reverse merger with Data Fortress 2002.

General and administrative costs for the quarter ended September 30, 2002 were $338,359. These costs as stated reflect an increase over the previous quarter as a result of the August 30, 2002 acquisition approval date of Data Fortress 2002 and the consolidation of those costs of operations for the 30 day period ending September 30, 2002. Prior to the acquisition of Data Fortress 2002 and as reported in the Management Information Circular dated for the April 19, 2002 Special and Annual General Meeting General and Administrative costs were anticipated to be approximately $120,000 per month. This was predicated on certain levels of business being achieved beyond what was already being maintained. It was apparent during the summer months of 2002 that targets were not going to be fully achieved and the acquired company, Data Fortress (2002) thru its subsidiaries took steps to streamline operations by laying-off non-essential staff in August and restricting travel and other sundry expenses including consolidating administrative offices with operating offices in the data center. In doing so, the company Data Fortress 2002 for the month of September had General and administrative costs of approximately $63,000. A material difference from the estimate contained in the Management Information Circular of $120,000. However, the results for the month of September of Data Fortress 2002 did bring the companies of Data Fortress (2002) to within $13,000 of breakeven.

New business continues to be booked and management expects that operations will be profitable again in the short term. Total General and Administrative costs of $327,000 comprised of $63,000 for the Data Fortress 2002 entity for the thirty days of September, 191,000 of non-cash expenses and $73,000 for Data Fortress Systems Group Ltd. (formerly iaNett International Systems Ltd.) for the entire quarter. Data Fortress Systems Group Ltd. General and Administrative costs for the quarter also included approximately $30,000 of legal costs related to completion of the RTO. Management considers this a non-recurring expense and expects overhead to be approximately $20,000 per month.

On a consolidated basis this is a shortfall of approximately $33,000 for the month ($13,000 + $20,000). Management believes with new business being booked this will turn in the coming months to positive cash flow and reduce the current working capital deficiency over time.

B.       Liquidity and Capital Resources

During the period ended June 30, 2002, the Company had an operating loss of ($569,511) compared to an operating loss of ($5,075,420) before including extraordinary items. During the period ended June 30, 2002 there was a $717,824 gain on settlement of debt and net investment write offs of ($97,700) which resulted in a final net earnings position of $50,613. The gain on settlement of debt is a result of the Company issuing shares at a deemed value of $0.18 per common share, the last traded price prior to the July 4, 2001 announcement of the formal proposal and the recording of the common share issuance at the market value of $0.11 as at the date of issuance. Additionally, $136,618.23 in cash payments were made to certain creditors to settle an aggregate of $459,067.40 of outstanding debt, also resulting in a gain on debt.

Cash reserves increased marginally during the year. Two private placements were completed for proceeds of $240,000 and $243,800. Additionally $110,000 was received in warrants exercised and 9,000 in options exercised. During the period the primary use of cash was to fund operations, settle debt, fund working capital, and purchase new capital items.

The Company's working capital position has increased since June 30, 2001 from a deficiency of ($1,348,814 - 2001) due to finalization of the debt settlement and the closing of two private placements. The Company's working capital position as at June 30, 2002 is ($65,064).

C.       Research and Development, Patents and Licenses

No research, or development was undertaken for the fiscal year end June 30, 2002. The following five initiatives were written off in the fiscal year ended June 30,m 2001, with an additional $150,443 in other development costs have incurred $1,039,407 in development costs since inception. While over time one or more of these projects may create value for the company, management, decided to write off the development costs as at June 30, 2001 with the expectation that it is unlikely that commercialization will be achieved in any of the projects in the near term.

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

ITEM 6.           DIRECTORS AND SENIOR MANAGEMENT

A.       Directors and Senior Management
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        Number of common
Name, municipality of residence,         Principal occupation during the last       Date of             shares beneficially
and office held                          five years                                 appointment as      owned, directly or
                                                                                    Director            indirectly, or over
                                                                                                        which control or
                                                                                                        direction is
                                                                                                        exercised
-----------------------------------------------------------------------------------------------------------------------------
Rick Thomas                              Senior Executive, Big Pipe Inc. ("Shaw
North Vancouver, BC                      Communication Company") from January                           4,450,0003
Chief Executive Officer and Director     2001 to present; Vice President Computer   March 15, 2002
                                         Pro Inc. from 1995 to 2001; President
                                         and CEO of the Company from March 2002
                                         to present;

-----------------------------------------------------------------------------------------------------------------------------
Michael Chong                            President, CEO and founder of Pacific      April 19, 2002      8,623,6674
Vancouver, BC                            Ram Distributors Ltd. and Data Fortress
Chief Operating Officer and Director     Technologies Ltd., from 1991 to present
-----------------------------------------------------------------------------------------------------------------------------
Gordon A. Samson                         Financial Officer, Revenue Canada, 1984    July 26, 2001       125,000(1)
Vancouver, BC                            to 1988, Bank Manager 1988 to 1996,
Chief Financial Officer and Director     Global Securities 1997 to 1999, Contract
                                         CFO projects 1999 to present
-----------------------------------------------------------------------------------------------------------------------------
C.K. Chong                               Controller and Director of Pacific Ram     April 19, 2002      15,319,0675
Vancouver, BC                            Distributors ltd., from 1992 to present.
Director
-----------------------------------------------------------------------------------------------------------------------------
Bruce McConnachie                        A founding director of Global Securities
Delta, B.C.                              Corp., ("Global") a full serviced          June 12, 2002               NIL
Director                                 regionally based brokerage firm with
                                         offices across Western Canada.
-----------------------------------------------------------------------------------------------------------------------------
Bill Kaleta                              Professional Security System Analyst,
Vancouver, B.C.                          Researcher, Instructor, and Developer      June 3, 3003                NIL
Director
-----------------------------------------------------------------------------------------------------------------------------

(1)      these shares are held directly

(2)      these shares are held indirectly

(3)      4,300,000 shares are held in escrow  (6 years)

(4)      8,566,667 shares are held in escrow (6 years)

(5) 8,566,667 shares are held in escrow (6 years) + 6,652,400 shares are held in 3 year pooling agreement

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

The following is brief biographical information on each of the officers and directors listed above:

Rick Thomas on March 15, 2002, Mr. Thomas was appointed as Director and President/CEO ("CEO") of iaNett International Systems Ltd and devotes 100% of his time to the Company. Mr. Thomas has more than 25 years experience managing a variety of companies, combining strong skills in financial analysis and management tiered strategies.

Mr. Thomas received his Bachelor of Science degree from the University of California at Berkley in 1978 and completed his Masters in Business Administration with Honours (Dean's List) from the University of Arizona in 1980. He has extensive education and training in other related fields of study including, MCSE - Microsoft and MPS/MSP - Microsoft.

Mr. Thomas has worked as a Tier One level consultant with IBM, Intuit and Microsoft. Mr. Thomas remains a member in good standing of the ASOPC, (American Society of Professional Consultants). Mr. Thomas devotes approximately 100% of his time to the Company.

Mr. Thomas most current post was as a Senior Executive with Big Pipe Inc, (A Shaw Company), which owns operates and manages the largest IP fiber optic communications system in Canada. At BigPipe Inc., Mr. Thomas was responsible for strategic planning, sales and marketing and implementation of Big Pipe into the Western Market place.

Mr. Rick Thomas has a management contract with the Company in his position of CEO for six thousand dollars ($6,000.00) per month. Incentive stock options to purchase Common Shares of the Company have been granted for 250,000 common shares at $0.14.

Gordon A. Samson - on July 26, 2001, Mr. Samson was appointed as Director and Chief Financial Officer ("CFO") of iaNett International Systems Ltd. Mr. Samson devotes approximately 60% of his time to the Company.

Mr. Samson began his financial career in 1985 with Revenue Canada, now Canada Customs Revenue Agency ("CCRA") as a financial officer, obtaining his Certified General Accountant, ("CGA") designation in 1991. Mr. Samson also enjoys a number of years as a Senior Banker with a major Canadian institution and as an Accounting Manager with a regional, full service brokerage house. Prior to joining the team at the Company, Gordon was a Chief Financial Officer ("CFO") consultant to public companies both on the TSX Venture Exchange ("TSX") and the OTC BB both on his own and with Moore Consulting Services Inc. ("MCSI"), where he also engaged with broker sponsors for due diligence assignments in publicly traded companies.

Mr. Samson has a background in technology firms and is also a director and officer of CYOP Systems International Inc. a company listed on the OTC BB, trading under the symbol CYOI.

Mr. Gordon Samson has a management contract with the Company in his position of CFO for five thousand dollars ($5,000.00) per month. Incentive stock options to purchase Common Shares of the Company have been granted for 100,000 common shares at $0.10 and 100,000 common shares at $0.20.

Michael Chong - on April 19, 2002, Mr. Chong was appointed as Director and Chief Operating Officer ("COO"). Mr. Chong devotes 100% of his time to the Company. Michael Chong graduated from Simon Fraser University in 1987 with a Bachelor of Business Administration, majoring in finance and marketing. Since graduation, he has built his career within the computer technology industry beginning with retail computer sales while still in school and then joining PAL Systems Ltd. as a wholesale Sales Rep in 1989. The following year, Mr. Chong joined Micro Supply Canada Ltd. as Vice President of Sales and Marketing. In 1991, Mr. Chong established his own company with the founding of Pacific Ram Distribution Corp., a wholesale computer distributorship. Pacific Ram has grown from two employees to 14 and had annual sales of $6.5 million Canadian.

Mr. Michael Chong is an employee of the Company in his position of COO for two thousand, eight hundred dollars ($2,800.00) per month. No incentive stock options to purchase Common Shares of the Company have been granted.

CK Chong - on April 19, 2002, Mr. CK Chong was appointed as Director. CK Chong brings over 45 years of operations and logistics experience to the Board of Directors, beginning with a position in the Government Printing Department of Malaysia (1956-1968) and the Ministry of Defense (1968-1972). In 1972, he co-founded Lian Wah Stationery & Papers Ltd., employing his expertise in printing and distribution to build a successful company. In 1978, he sold his interest in Lian Wah and immigrated with his family to Canada. From 1979 to 1992, Mr. Chong worked with Innovations Incorporated, a seasonal gift distributor. In 1992, Mr. Chong joined Pacific Ram Distribution Corp., a wholesale computer distributorship founded by his son, Michael. Mr. CK Chong devotes 50% of his time to the Company.

Mr. CK Chong is an employee of the Company with a salary of two thousand five hundred dollars ($2,500.00) per month. No incentive stock options to purchase Common Shares of the Company have been granted.

Bruce McConnachie - on June 3, 2002, Mr. McConnachie was appointed as Director. Mr. Bruce McConnachie, is a Certified General Accountant (FCGA), a Certified Financial Planner (CFP), and was made a "fellow" by CGA Canada. His service to the Accounting Association includes serving as President of the CGA Association of British Columbia in 1993. Bruce is also a founding director of Global Securities Corp., ("Global") a full serviced regionally based brokerage firm with offices across Western Canada.

Mr. McConnachie is an independent director and a member of the audit committee. Mr. McConnachie receives no compensation for his services and was awarded 50,000 incentive stock options to purchase Common Shares of the Company at $0.10.

Bill Kaleta - on June 3, 2002, Mr. Kaleta was appointed as director. Mr. Bill Kaleta is a professional Security System Analyst, Researcher, Instructor, and Developer with over 16 active years in the information technology industry. He has designed and programmed award winning software and has had his software reviewed and written about in such publications as PCWorld and PC Magazine, along with a host of on-line technical publications. Since moving to the West Coast, he has spent over ten years in a myriad of programming shops throughout the Northwest, where he has been a program manager, head programmer, and instructor in the C and C++ languages. Previously Bill was director, CIO and lead programmer with CYPOST an NASD OTC BB company.

Mr. Kaleta is also an independent director and a member of the audit committee. Mr. Kaleta receives no compensation for his services and was awarded 50,000 incentive stock options to purchase Common Shares of the Company at $0.10.

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

The following table sets forth details of the compensation paid during the fiscal year ended June 30, 2002, 2001 and 2000, the six months ended June 30, 1999 and for the fiscal year ended December 31, 1998, to the Chief Executive Officer (CEO) of the Company and the four highest paid executive officers of the Company, other than the CEO, whose individual total compensation for the financial year exceeds $100,000, if any (collectively "the Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the financial year::

                           Summary Compensation Table
----------------------------------------------------------------------------------------------------------------------------
                                         Annual Compensation               Long Term Compensation
                                         --------------------------------- ------------------------- ----------
                                                                           Awards                    Pay-outs
                                                                           ------------------------- ----------
                                                                                        Restricted
                                                               Other       Securities   Shares or               All
                                                               Annual      Under        Restricted              Other
Name and                                                       Compen-     Options      Share        LTIP       Compen-
Principal                                Salary     Bonus      sation      granted      Units        Payouts    sation
Position                      Year       ($)        ($)        ($)         (#)          ($)          ($)               ($)
============================================================================================================================
Rick Thomas (7)               2002(5)    72,000     Nil        Nil         250,000      Nil          Nil        Nil
President, CEO and Director   2001(4)    N/A
                              2000(3)    N/A
                              1999(2)    N/A
                              1998(1)    N/A
----------------------------------------------------------------------------------------------------------------------------
Gordon A. Samson (6)  CFO     2002(5)    60,000     Nil        Nil         200,000      Nil          Nil        Nil
and Director                  2001(4)    N/A
                              2000(3)    N/A
                              1999(2)    N/A
                              1998(1)    N/A
----------------------------------------------------------------------------------------------------------------------------
Michael Chong (8)             2002(5)    33,600     Nil        Nil         Nil          Nil          Nil        Nil
COO, Director and Secretary   2001(4)    N/A
                              2000(3)    N/A
                              1999(2)    N/A
                              1998(1)    N/A

----------------------------------------------------------------------------------------------------------------------------
CK Chong (9)                  2002(5)    30,000     Nil        Nil         Nil          Nil          Nil        Nil
Director                      2001(4)    N/A
                              2000(3)    N/A
                              1999(2)    N/A
                              1998(1)    N/A
----------------------------------------------------------------------------------------------------------------------------
Bruce McConnachie(10)         2002(5)    N/A        Nil        Nil         Nil          Nil          Nil        Nil
Director                      2001(4)    N/A
                              2000(3)    N/A
                              1999(2)    N/A
                              1998(1)    N/A
----------------------------------------------------------------------------------------------------------------------------
Bill Kaleta(11)               2002(5)    N/A        Nil        Nil         Nil          Nil          Nil        Nil
Director                      2001(4)    N/A
                              2000(3)    N/A
                              1999(2)    N/A
                              1998(1)    N/A
----------------------------------------------------------------------------------------------------------------------------

(1) Fiscal years ended December 31. The Company changed its financial year end from December 31 to June 30 effective June 30, 1999

(2) Six month period ended June 30, 1999; transition to June 30 financial year end

(3)      Fiscal year ended June 30, 2000.

(4)      Fiscal year ended June 30, 2001.

(5)      Fiscal year ended June 30, 2002.

(6) Gordon A. Samson was appointed Chief Financial Officer on July 26, 2001 (interim President and CEO, November 21, 2001 - March 15, 2002).

(7)      Rick Thomas appointed President and CEO March 15, 2002.

(8)      Michael Chong was appointed Director on April 19, 2002

(9)      CK Chong was appointed Director on April 19, 2002.

(10)     Bruce McConnachie was appointed Director on June ,2002.

(11)     Bill Kaleta was appointed Director on June , 2002.


C.       Board Practices

The Company has no executive committee but is required to have an audit committee that is comprised of three directors, namely, Gordon A. Samson, Bruce McConnachie and Bill Kaleta. The Company does not have a compensation committee.

D.       Employees

There is fifteen (15) staff which is considered close to a realistic level based on current activity. In the future, where appropriate, growth will be managed by subcontracting services until an ongoing permanent need is established, at which time additional employees will be hired. This will efficiently manage the Company's forecasted operations and contain the associated overhead costs.

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

E.       Share Ownership

Incentive stock options are granted at the discretion of the directors to insiders of the Company pursuant to an incentive stock option plan (the "1999 Plan") dated May 18, 1999, as amended June 25, 1999 (the "1999 Plan") which amendment was approved by the shareholders at an Annual General Meeting held on June 29, 1999. The Company implemented a new Plan dated July 14, 2000 (the "2000 Plan"), as the number of options available under the 1999 Plan was limited. Therefore, the Company had two option plans in existence, as there were still options available under the 1999 Plan. At the 2002 Meeting,

Shareholders (April 19, 2002) approved, without amendment, an amendment to the Company's 1999 and 2000 Plan to increase the maximum number of common shares reserved by the Company for issuance and which may be purchased upon the exercise of all options under the Plan to 3,274,266 (equal to 20% of the Issued and Outstanding Share Capital of the Company as at April 19, 2002. However, in accordance with CDNX Policy 4.4, this maximum number may be revised from time to time provided that approval is obtained from the Company's shareholders and the CDNX.

All incentive stock options issued are subject to a vesting period, whereby 25% of the number of options issued may be exercised on the date of grant, and a further 25% at intervals of 6, 12 and 18 months from the date of grant.

The Company may grant stock options to its directors, senior officers and employees or to employees of a company providing management services to the Company or to consultants engaged by the Company in consideration of them providing their services to the Company. The number of shares subject to each option is determined by the Company's Board of Directors within the guidelines established by such regulatory authority. The options enable such persons to purchase shares of the Company at a price fixed pursuant to the rules of such regulatory body. The option agreements provide that, subject to the vesting schedule, the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director, senior officer or employee of the Company or within a period of not more than 30 days after ceasing to be a director, officer or employee or, if the optionee dies, within one year from the date of the optionee's death. The options are exercisable by the optionee giving the Company notice and payment of the exercise price for the number of shares to be acquired.

Specific disinterested shareholder approval is required to any plan where options may exceed 5% of the issued shares to any one individual during a fiscal year, or where the overall number of options to be issued during a fiscal year, including outstanding stock options issued prior to the implementation of a Plan, exceed 20%. During 2002, no individual grants were made exceeding 5% of the Company's issued and outstanding shares, nor did the overall number of options granted during 2000 exceed 20% of the Company's issued and outstanding shares.

The Company granted a total of 789,250 stock options under the Plan during fiscal 2001, and an aggregate of 1,325,000 incentive stock options are currently outstanding. All current outstanding stock options that are under the Plan are as follows:

                               Options Outstanding

Name of Optionee   No. of option       Exercise          Expiry Date
                   Shares              Price(1)
--------------------------------------------------------------------------
Gordon Samson            100,000        $0.20           Jan. 4, 2007
--------------------------------------------------------------------------
Gordon Samson            100,000        $0.10           Oct. 5, 2006
--------------------------------------------------------------------------
Theo Sanidas             190,000        $0.10           Oct. 5, 2006
--------------------------------------------------------------------------
Theo Sanidas              55,000        $0.10           Nov 23, 2005
--------------------------------------------------------------------------
Rick Thomas              250,000        $0.14           March 15, 2007
--------------------------------------------------------------------------
Bruce McConnachie         50,000        $0.10           August 14, 2007
--------------------------------------------------------------------------
Bill Kaleta               50,000        $0.10           August 14, 2007
--------------------------------------------------------------------------
Marty Anstey              24,000        $0.10           Oct. 5, 2006
--------------------------------------------------------------------------
Marty Anstey               1,000        $0.10           Sept 5, 2005
--------------------------------------------------------------------------
Marty Anstey               5,000        $0.10           Nov 23, 2005
--------------------------------------------------------------------------
Shone Anstey              50,000        $0.20           Jan. 4, 2007
--------------------------------------------------------------------------
Shone Anstey              94,000        $0.10           Oct. 5, 2006
--------------------------------------------------------------------------
Shone Anstey               1,000        $0.10           Sept 5, 2005
--------------------------------------------------------------------------
Shone Anstey               5,000        $0.10           Nov 23, 2005
--------------------------------------------------------------------------
Richard Cushing           50,000        $0.20           Jan. 4, 2007
--------------------------------------------------------------------------
Richard Cushing           24,000        $0.10           Oct. 5, 2006
--------------------------------------------------------------------------
Richard Cushing            1,000        $0.10           July 12, 2004
--------------------------------------------------------------------------
Richard Cushing            5,000        $0.10           Dec 21, 2004
--------------------------------------------------------------------------
Richard Cushing            5,000        $0.10           Nov 23, 2005
--------------------------------------------------------------------------
Ron Goyette               28,500        $0.10           Oct. 5, 2006
--------------------------------------------------------------------------
Ron Goyette                1,500        $0.10           Dec 21, 2004
--------------------------------------------------------------------------
Ron Goyette                5,000        $0.10           Nov 23, 2005
--------------------------------------------------------------------------
Tina Miller                8,750        $0.10           Oct. 5, 2006
--------------------------------------------------------------------------
Tina Miller                1,250        $0.10           Nov 8, 2004
--------------------------------------------------------------------------
Kathy Stahr               15,000        $0.10           Oct. 5, 2006
--------------------------------------------------------------------------
Kathy Stahr                5,000        $0.10           Nov 23, 2005
--------------------------------------------------------------------------
_____________________
1 By approval letter dated October 19, 2001 the CDNX approved the re-pricing of the exercise price of all options that expire prior to October 2, 2006 to $0.10. The exercise price on these options ranged from $0.15 to $0.70.

Jim Romano               100,000        $0.20           Jan 4, 2007
--------------------------------------------------------------------------
Scott Young              100,000        $0.20           Jan. 4, 2007
--------------------------------------------------------------------------
Total                  1,325,000
--------------------------------------------------------------------------

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

As far as is known to the Company, the Company is not directly or indirectly controlled by another corporation, foreign government, or natural person. The Company is not aware of any shareholders holding, as at the year end June 30, 2002, 5% or more of the outstanding Shares other than as at September 30, 2002 and completion of the reverse merger ("RTO") the following shareholders, hold more than 5% or more of the outstanding Shares.

-----------------------------------------------------------------------------
Name of Shareholder         Common Shares held        % of Outstanding shares
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
CK Chong                    15,319,0671               26.33%
Michael Chong                 8,623,6672              14.82%
Rick Thomas                   4,450,0003                7.65%
Andy Chong                    3,033,3334                5.21%
Jordan Krushen                5,533,3335                9.51%
-----------------------------------------------------------------------------

1 8,566,667 are under a six year escrow agreement between the transfer agent ("Computershare") and CK Chong. Releases are every six months per TSX Venture Exchange ("TSX") policy, surplus rules. A further 6,665,240 common shares are escrowed between the transfer agent (Computershare) and CK Chong under a voluntary pooling agreement with releases every six months.

2 8,566,667 are under a six year escrow agreement between the transfer agent ("Computershare") and Michael Chong. Releases are every six months per TSX Venture Exchange ("TSX") policy, surplus rules.

3 4,300,000 are under a six year escrow agreement between the transfer agent ("Computershare") and Rick Thomas. Releases are every six months per TSX Venture Exchange ("TSX") policy, surplus rules.

4 3,033,333 are under a six year escrow agreement between the transfer agent ("Computershare") and Andy Chong. Releases are every six months per TSX Venture Exchange ("TSX") policy, surplus rules.

5 5,533,333 are under a six year escrow agreement between the transfer agent ("Computershare") and Jordan Krushen. Releases are every six months per TSX Venture Exchange ("TSX") policy, surplus rules. Jordan Krushen resigned from the Company November 7,2002. Mr. Krushen has voluntarily surrendered these escrow shares other than the first release with the remainder to be canceled or allocated to the Directors at the discretion of the Board of Directors.

As of September 30, 2002, the directors and senior officers of the Company beneficially own, directly or indirectly, or have control or direction over an aggregate of 37,084,400 common shares of the Company representing approximately 63.75% of the issued and outstanding shares of the Company. (total number of issued common shares as at September 30, 2002 is 58,171,528). In addition, the directors and senior officers of the Company, as a group, hold incentive stock options for the purchase of an aggregate of 200,000 additional shares in the capital of the Company, which options are exercisable at $0.10 per share, 250,000 additional shares in the capital of the Company, which options are exercisable at $0.14 per share, and, 100,000 additional shares in the capital of the Company, which options are exercisable at $0.20 per share.

B.       Related Party Transactions

The Company entered into the following related party transactions with individuals or companies that were controlled by directors or by officers.

1. Management Agreement with Rick Thomas for six thousand dollars per month for CEO services.

2. Management Agreement with Gordon Samson for five thousand per month for CFO services.

3. Lease Agreement for premises with Bee Kok Chong (spouse of a director) for Pacific Ram Distributors ltd. at $1,600 per month.

C.       Interests of experts and counsel

The information for this Item is not required to be provided for Annual Reports on Form 20 - F filed under the Securities Exchange Act of 1934.


ITEM 8.           FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information


                 CONSOLIDATED FINANCIAL STATEMENTS

                 DATA FORTRESS SYSTEMS GROUP LTD.
                 (FORMERLY IANETT INTERNATIONAL SYSTEMS LTD.)

                 VANCOUVER, BRITISH COLUMBIA, CANADA

                 JUNE 30, 2002 AND 2001

                           1. AUDITORS' REPORT

                           2. CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

                           2. CONSOLIDATED BALANCE SHEETS

                           4. CONSOLIDATED STATEMENTS OF CASH FLOWS

                           5. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               BEDFORD CURRY & CO.
                              CHARTERED ACCOUNTANTS
                                                         MICHAEL J. BEDFORD INC.

                                AUDITORS' REPORT

To the Shareholders of Data Fortress Systems Group Ltd.

We have audited the consolidated balance sheets of Data Fortress Systems Group Ltd. as at June 30, 2002 and 2001 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.



Vancouver, British Columbia, Canada                          BEDFORD CURRY & CO.
November 4, 2002                                           CHARTERED ACCOUNTANTS

Data Fortress Systems Group Ltd.
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
Years ended  June 30, 2002 and 2001
                                                  2002             2001
------------------------------------------------------------------------
REVENUE

Sales                                    $       25,426          976,100
Other income                                         -           116,107
------------------------------------------------------------------------
                                                 25,426        1,092,207

EXPENSES

General and administrative                      515,930        2,892,195
Bad debts                                        49,920        1,093,288
Amortization of capital assets                   16,438          856,355
Direct costs                                     12,649        1,325,789
------------------------------------------------------------------------
                                                594,937        6,167,627
------------------------------------------------------------------------
Net loss before other items                    (569,511)      (5,075,420)

OTHER ITEMS

Gain on settlement of accounts payable          717,824                -
Write-off of investments [Note 4]               (97,700)      (1,349,532)
Loss on disposition of capital assets                 -       (1,514,592)
Write-off of deferred development costs               -       (1,039,407)
Write-off of loans receivable                         -         (196,000)
------------------------------------------------------------------------
NET EARNINGS (LOSS)                               50,613      (9,174,951)

Deficit, beginning of year                  (33,809,729)     (24,634,778)
------------------------------------------------------------------------
DEFICIT, end of year                     $  (33,759,116)     (33,809,729)
========================================================================
EARNINGS (LOSS) PER SHARE - BASIC        $         0.00            (1.75)
========================================================================
WEIGHTED AVERAGE NUMBER OF ISSUED SHARES      11,241590        5,242,829
========================================================================

Data Fortress Systems Group Ltd.
CONSOLIDATED BALANCE SHEETS
June 30, 2002 and 2001
                                                      2002             2001
-----------------------------------------------------------------------------
ASSETS

Current
    Cash                                      $        8,012            3,024
    Accounts receivable                                7,064           52,131
    Loans receivable                                  40,350                -
    Prepaid expenses                                   1,284            3,972
-----------------------------------------------------------------------------
                                                      56,710           59,127
-----------------------------------------------------------------------------
Capital assets [Note 3]                               44,412           24,411
Investments [Note 4]                                   5,000          105,000
-----------------------------------------------------------------------------
                                              $      106,122          188,538
=============================================================================

LIABILITIES

Current
    Accounts payable and accrued expenses     $      109,774          743,726
    Loan [Note 5]                                         -           490,174
    Due to shareholder [Note 6]                       12,000          174,041
-----------------------------------------------------------------------------
                                                     121,774        1,407,941

SHAREHOLDERS' DEFICIENCY

Share capital [Note 7]                            33,741,464       32,590,326
Share subscriptions                                    2,000                -
Deficit                                          (33,759,116)     (33,809,729)
-----------------------------------------------------------------------------
                                                     (15,652)      (1,219,403)
-----------------------------------------------------------------------------
                                              $      106,122          188,538
=============================================================================

APPROVED ON BEHALF OF THE BOARD:


"GORDON SAMSON"                                               "RICK THOMAS"
Director                                                      Director

Data Fortress Systems Group Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended  June 30, 2002 and 2001
                                                       2002             2001
-------------------------------------------------------------------------------
OPERATIONS

Net loss                                           $    50,613       (9,174,951)
Add (deduct) items not involving cash
    Write-off of investments                            97,700        1,349,532
    Amortization of capital assets                      16,438          856,355
    Bad debts                                           49,920        1,093,288
    Loss on disposition of capital assets                   -         1,514,592
    Write-off of deferred development costs                 -         1,039,407
    Write-off of loans receivable                           -           196,000
    Gain on settlement of accounts payable            (717,824)               -
-------------------------------------------------------------------------------
                                                      (503,153)      (3,125,777)
Net changes in non-cash working capital items:
    Decrease (increase) in accounts receivable          (4,853)       1,219,519
    Decrease in prepaid expenses and deposits            2,688          194,101
    Decrease in accounts payable                       (32,005)        (605,620)
-------------------------------------------------------------------------------
                                                      (537,323)      (2,317,777)
FINANCING
Issuance of share capital                              602,800          200,472
Increase in amounts due to shareholder                  12,000          174,041
Increase in share subscriptions                          2,000                -
Increase in loan                                            -           500,000
-------------------------------------------------------------------------------
                                                       616,800          874,513
INVESTING
Proceeds on disposition of investments                   2,300           70,917
Decrease (increase) in loans receivable                (40,350)         154,000
Purchase of capital assets                             (36,439)        (279,960)
Proceeds from sale of capital assets                        -           336,850
Purchase of investments                                     -           (18,175)
Increase in deferred development costs                      -          (131,036)
-------------------------------------------------------------------------------
                                                       (74,489)         132,596
-------------------------------------------------------------------------------
Increase (decrease) in cash                              4,988       (1,310,668)

Cash and cash equivalents, beginning of year             3,024        1,313,692
-------------------------------------------------------------------------------
CASH, end of year                                  $     8,012            3,024
===============================================================================
SUPPLEMENTAL CASH FLOW INFORMATION
During the year the Company issued 5,469,477 common shares to settle outstanding debts of $984,506.

Data Fortress Systems Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended  June 30, 2002 and 2001

1.  NATURE OF OPERATIONS  AND GOING CONCERN

Data Fortress Systems Group Ltd., incorporated in British Columbia, Canada, has shares listed on the TSX Venture Exchange, OTC Bulletin Board in the United States and on the third segment of the Frankfurt Stock Exchange. On September 3, 2002 the Company changed its name from Ianett International Systems Ltd. to Data Fortress Systems Group Ltd.

The Company was formerly engaged in the business of providing integrated marketing, web services, business development services and data warehousing services to both internet and traditional businesses.

By a share exchange agreement dated March 1, 2002 the Company agreed to acquire 100% of Data Fortress Technologies Group (2002) Inc. ("Data Fortress 2002"). The Company will issue 30,000,000 common shares, which are subject to a Surplus Security Escrow Agreement, as consideration for Data Fortress 2002 shares. The Surplus Security Escrow Agreement allows the release of the shares on a time released basis over the next six years. Data Fortress 2002 owns all the issued and outstanding shares of Data Fortress Technologies Ltd., Connect West Networks Ltd. and Pacific Ram Distribution Corp. These companies provide collocation and managed server hosting services, wholesale computer equipment sales, networking services and the operation of a redundant 3.2 kilometer fiber optic ring in downtown Vancouver. The transaction was approved by the shareholders on April 19, 2002, shares were issued and regulatory approval was obtained on August 30, 2002. The transaction will have an effective date of August 30, 2002. As the shares issued will result in the recipients obtaining voting control of the Company, the acquisition will be accounted for as a reverse take-over in accordance with Canadian Generally Accepted Accounting Principles.

In connection with the exchange agreement there was a finders fee of 1,500,000 common shares. The shares are subject to a Voluntary Pooling Agreement which stipulates that 33.3% of the shares will be released upon completion of the transaction, 33.3% after eight months and the remaining 33.4% after twelve months.

At June 30, 2002 the Company had a working capital deficiency of $65,064 (2001:
$1,348,814) and incurred an operating loss of $(50,613) (2001:$9,174,951) for the years then ended. The Company's ability to discharge liabilities in the normal course of its business is dependent upon future profitable operations and/or obtaining additional debt or equity financing.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.


2.  SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries as follows:
                       D.N.S. Media.com Inc.
                       Stock Secrets Enterprises Ltd.
                       IaNett.com Internet Technologies Ltd.

Data Fortress Systems Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Years ended  June 30, 2002 and 2001

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

On September 7, 2001 the Company issued 368,000 shares to acquire the remaining 45.5% of IaNett.com Internet Technologies Ltd. The transaction was accounted for using the purchase method of accounting and management has determined the cost by using the fair value of the Ianett.com assets and liabilities as of September 7, 2001, which is considered to be nominal.

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

Capital assets - Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:

Asset                     Basis                      Rate
--------------------------------------------------------------------------------
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

Data Fortress Systems Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Years ended  June 30, 2002 and 2001

2.  SIGNIFICANT ACCOUNTING POLICIES  (continued)

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

Stock-based compensation - The Company has a stock-based compensation plan, which is described in note 7. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees in exercise of stock options or purchase of stock is credited to share capital.

Earnings per share - Effective July 1, 2001, the Company retroactively adopted the new accounting recommendations made by the Canadian Institute of Chartered Accounts for presentation and disclosure of basic and diluted earnings per share. The Company has adopted the "treasury stock method" in computing earnings per share. The retroactive impact of adopting the new recommendations had no significant impact on the Company's basic and diluted earnings per share.

Basic earnings per common share are calculated on the net earnings using the weighted average number of shares outstanding during the fiscal period.

For the year ended June 30, 2002, the existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

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

Data Fortress Systems Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended  June 30, 2002 and 2001

3.  CAPITAL ASSETS
-------------------------------------------------------------------------------
                                         Accumulated         Net Book Value
                            Cost         Depreciation     2002             2001
-------------------------------------------------------------------------------
Computer hardware         $ 62,433           26,427     36,006                -
Office equipment,
  furniture and fixtures    14,154            5,748      8,406           10,611
Computer software               -                 -         -            13,800
-------------------------------------------------------------------------------
                          $ 76,587           32,175     44,412           24,411
4.  INVESTMENTS
                                             2002             2001
--------------------------------------------------------------------
Other                                $        5,000            5,000
Alphastream Wireless Inc.                        -           100,000
--------------------------------------------------------------------
                                     $        5,000          105,000
====================================================================

Alphastream Wireless Inc. - On May 8, 2000 the Company acquired a 40% (66 shares) interest in Ariel Wireless Technologies, Inc. ("Ariel") for a cash payment of $100,000. Ariel is in the wireless communications hardware and software business. On August 21, 2000 Ariel changed its name to Alphastream Wireless Inc.

During the year management wrote-off its investment in Ariel to reflect the negative equity market conditions which have prevailed for technology companies.

5.  LOAN

The Company entered into a loan agreement with 614531 B.C. Ltd. to borrow $500,000 on October 31, 2000, as amended on December 8, 2000. The loan is secured by a General Security Agreement which provides for a first charge on the assets of the Company. The loan bears interest at 4% plus the Bank of Montreal prime rate and was due February 1, 2001. A condition of the loan was that any proceeds from sale of Company's assets were to be applied to the outstanding loan amount. On February 1, 2001 a penalty of $50,000 was applied. The penalty was paid by the transfer to the lender of equipment having a fair market value of $50,000.

During the year the outstanding loan balance was settled by issuance of 2,733,270 common shares.


6.  DUE TO SHAREHOLDER

Amounts due to shareholder are non-interest bearing with no formal terms of repayment.

Data Fortress Systems Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended  June 30, 2002 and 2001

7.  SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.001 per share. The issued share capital consists of common shares as follows:

                                                              2002                               2001
                                                    Number          Amount             Number             Amount
------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                           5,445,851   $   32,590,326        50,642,178    $  32,079,648
Shares issued for cash:
    Stock options                                       90,000            9,000           384,767          100,472
    Warrants                                         1,100,000          110,000           250,000          100,000
    Private placement                                4,838,000          483,800                -                 -
Shares issued for other consideration:
    For debt                                         5,469,477          548,338         2,974,061          297,406
    Shares issued for subsidiary                       368,000                -           320,000           12,800
------------------------------------------------------------------------------------------------------------------
                                                    17,311,328       33,741,464        54,571,006       32,590,326

Consolidation 10:1                                          -                 -         5,445,851                -
------------------------------------------------------------------------------------------------------------------
Balance, end of year                                17,311,328   $   33,741,464         5,445,851    $  32,590,326
==================================================================================================================

Escrow Shares - There are 300,000 (2001: 300,000) shares held in escrow subject to release only with regulatory approval.

Share subscriptions - During the year the Company received $2,000 towards future financing.

Warrants - The Company has stock purchase warrants outstanding as follows:

               Outstanding                                          Outstanding
Exercise        June 30,                            Expired            June,
  Price           2001             Issued          Exercised           2002                   Expiry date
---------------------------------------------------------------------------------------------------------
  *$0.10                -         2,400,000      (1,100,000)         1,300,000         September 18, 2002
   $0.12                -         2,438,000                -         2,438,000           October 18, 2003
   $9.10          178,100                -         (178,100)                -                June 2, 2002
---------------------------------------------------------------------------------------------------------
                  178,100         4,838,000      (1,278,100)         3,738,000
=========================================================================================================

* The 1,300,000 warrants expired on September 18, 2002.

Data Fortress Systems Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended  June 30, 2002 and 2001

7.  SHARE CAPITAL (continued)

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

A summary of the change in the Company's stock options plan for the year ended June 30, 2002 and 2001 is presented below.
                                         2002                     2001
                                 -------------------   ------------------------
                                            Weighted                  Weighted
                                            Average                   Average
                                            Exercise                  Exercise
                                Options     Price        Options      Price
-------------------------------------------------------------------------------
Outstanding, beginning of year   210,750  $   0.10      3,709,269     $ 0.47
  Granted                      1,539,250      0.14      5,000,000       0.10
  Exercised                     (90,000)      0.10      (384,767)       0.26
  Cancelled or expired         (435,000)      0.10    (8,113,752)       0.10
-------------------------------------------------------------------------------
Outstanding, end of year       1,225,000   $  0.15        210,750    $  0.10
===============================================================================

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2002:

Price               Number                Expiry date
-----------------------------------------------------
$0.10                1,000               July 12,2004
$0.10                1,250           November 8, 2004
$0.10                6,500          December 21, 2004
$0.10               22,000         September 14, 2005
$0.10               90,000          November 15, 2005
$0.10              354,250            October 5, 2006
$0.20              500,000            January 4, 2007
$0.14              250,000             March 21, 2007
-----------------------------------------------------
                 1,225,000
=====================================================

Data Fortress Systems Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended  June 30, 2002 and 2001
8.  RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions with individuals or companies that were controlled by directors or by officers of the Company.

a) Management fees of $93,500 (2001 - $133,000) were paid to directors of the Company;

b)       Amounts due to shareholder of $12,000 (2001 - $174,041) as described in
         Note 6.

c) Loans receivable include $35,000 due from Data Fortress Technologies Ltd. The amount was repaid on July 17, 2002.

9.  INCOME TAXES

The company has non-capital losses for income tax purposes which may, subject to certain restrictions, be available to offset future taxable income or taxes payable. No benefit in respect of the future application of these losses has been recognized in the financial statements.


10.  FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, loans receivable, investments, accounts payable and accrued expenses and amounts due to shareholder.

It is management's opinion that the Company is not exposed to significant interest, currency or credits risks on its financial instruments.

The fair values of cash, accounts receivable, investments, accounts payable and accrued expenses, amounts due to shareholder approximate their carrying amounts due to their relative short terms of maturity.


11.  SUBSEQUENT EVENTS

Options - On August 14, 2002 the Company granted 100,000 stock options at a price of $0.10 per share. The options expire on August 14, 2007.

Shares for debt - On August 30, 2002 regulatory authorities accepted for filing the Company's proposal to issue 9,160,200 shares to settle outstanding debt of $916,076 of Data Fortress Technologies Group (2002) Inc. as referred to in Note
1. Certain shares are subject to a Voluntary Pooling Agreement whereby the shares will be released over a 36-month period.

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

In Canadian $             Fiscal year     Fiscal year      Fiscal year   Six months          Fiscal year Ended December 31
                         Ended June 30   Ended June 30    Ended June 30  ended June 30 ------------------------------------------
                              2002           2001             2000          1999          1998            1997           1996
---------------------------------------------------------------------------------------------------------------------------------
Revenue                      25,426    $ 1,092,207       $ 6,007,375    $        --    $       --      $   267,381    $   643,503

Net Gain (Loss)
  Canadian GAAP             (50,613)(3) (9,174,951)       (1,810,783)      (110,920)      437,726(1)    (2,027,798)    (9,585,501)
  US GAAP                    50,613     (8,266,580)       (2,719,154)      (110,920)      437,726       (2,027,798)    (9,983,275)
Net Gain (Loss) per
Share
  Canadian GAAP                0.00          (1.75)(2)         (0.05)         (0.00)          .02            (0.13)         (0.63)
  US GAAP                      0.00          (1.58)            (0.08)         (0.00)          .02            (0.13)         (0.65)

---------------------------------------------------------------------------------------------------------------------------------

In Canadian $                                     At June 30                                       At December 31
                        --------------------------------------------------------       ------------------------------------------
                              2002           2001             2000          1999          1998            1997           1996
---------------------------------------------------------------------------------------------------------------------------------
Working Capital
(Deficiency)            $   (65,064)   $(1,348,814)      $ 2,561,529    $ 1,734,536    $    4,111      $(4,563,665)   $(3,540,208)
---------------------------------------------------------------------------------------------------------------------------------
Total Assets
  Canadian GAAP             106,122        188,538         9,160,200      2,270,898        17,626           92,904      2,777,309
  US GAAP                   106,122        188,538         8,251,829      2,270,898        17,626           92,904      2,777,309
Total Liabilities                                          1,715,330        318,776        13,515        4,656,569      5,554,807
Shareholders' Equity
(Deficiency)
  Canadian GAAP             (15,652)    (1,219,403)        7,444,870      1,952,122         4,111       (4,563,665)    (2,777,498)
  US GAAP                   (15,652)    (1,219,403)        6,536,499      1,952,122         4,111       (4,563,665)    (3,175,272)
Long-term Obligations            --             --            50,156         60,835            --               --             --
---------------------------------------------------------------------------------------------------------------------------------

(1) The Company had a gain on the settlement of debt of $C705,364 and a gain on the sale of subsidiaries in the amount of $C186,374.

(2) Income(loss) per share reflects the one-new share for ten-old share consolidation. Prior periods have not been restated to reflect this consolidation.

(3) The Company had a $717,824 gain on settlement of debt and net investment write offs of ($97,700) which resulted in a final net earnings position of $50,613.

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

By a share exchange agreement dated March 31, 2002 the Company agreed to acquire 100% of Data Fortress Technologies Group (2002) Inc. ("Data Fortress 2002"). The Company will issue 30,000,000 common shares, which are subject to a Surplus Security Escrow Agreement, as consideration for Data Fortress 2002 shares. The Surplus Security Escrow Agreement, allows the release of shares on a time-released basis over the next six years. Data Fortress 2002 owns all the issued and outstanding shares of Data Fortress Technologies Ltd., Connect West Networks Ltd. and Pacific Ram Distribution Corp. These companies provide collocation and managed server hosting services, wholesale computer equipment sales, networking services and the operation of a redundant 3.2-kilometer fiber optic ring in downtown Vancouver. The transaction was approved by the shareholders on April 19, 2002, shares were issued and regulatory approval was obtained on August 30, 2002. The transaction had an effective date of August 30, 2002. The shares resulted in the recipients obtaining voting control of the Company, and the acquisition accounted for as a reverse take-over in accordance with Canadian Generally Accepted Accounting Principles.

In connection with the exchange agreement there was a finders fee of 1,500,000 common shares. The shares are subject to a Voluntary Pooling Agreement, which stipulates that 33.3% of the shares will be released upon completion of the transactions, 33.3% after eight months and the remaining 33.4% after twelve months.

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

ITEM 9.           THE OFFER AND LISTING DETAILS

A.       Offer and Listing Details

Stock price History

The Common Shares are listed for trading in Canada on the CDNX under the symbol "DFG" and are quoted for trading in the United States of America on the OTC bulletin Board under the trading symbol "DFGRF". The following tables represent the high and low market prices: (a) annually, for the five most recent full financial years; (b) quarterly, for the two most recent full financial years and any subsequent period; and (c) monthly, for the most recent six months on the
CDNX:

  The Canadian Venture Exchange (formerly the "Vancouver Stock Exchange")
--------------------------------------------------------------------------
    Year                      High ($C)                  Low ($C)
--------------------------------------------------------------------------
    2002                        0.33                       0.03
--------------------------------------------------------------------------
    2001                        1.20                       0.06
--------------------- -------------------------- -------------------------
    2000                        82.50                      0.70
--------------------------------------------------------------------------
    1999                        10.80                      0.50
--------------------------------------------------------------------------
    1998                        2.00                       0.30
--------------------------------------------------------------------------
                  The OTC Bulletin Board (United States of America)
--------------------------------------------------------------------------
    Year                     High ($US)                 Low ($US)
--------------------------------------------------------------------------
    2002                        0.19                       0.02
--------------------------------------------------------------------------
    2001                        0.90                       0.04
--------------------------------------------------------------------------
    2000                       58.125                      0.35
--------------------------------------------------------------------------
    1999                        7.70                       0.34
--------------------------------------------------------------------------
    1998                        0.575                      0.50
--------------------------------------------------------------------------

     The Canadian Venture Exchange (formerly the "Vancouver Stock Exchange")
--------------------------------------------------------------------------
              Quarter                    High ($C)                  Low ($C)
--------------------------------------------------------------------------
    March 2002                             $0.33                     $0.13
--------------------------------------------------------------------------
    December 2001                          $0.25                     $0.06
--------------------------------------------------------------------------
    September 2001                         $0.18                     $0.06
--------------------------------------------------------------------------
    June 2001                              $0.50                     $0.18
--------------------------------------------------------------------------
    March 2001                             $1.20                     $0.30
--------------------------------------------------------------------------
    December 2000                          $7.50                      $.70
--------------------------------------------------------------------------
    September 2000                        $12.50                     $5.10
--------------------------------------------------------------------------
    June 2000                             $44.80                     $7.20
--------------------------------------------------------------------------
    March 2000                            $82.50                     $7.50
--------------------------------------------------------------------------
           The OTC Bulletin Board (United States of America)
--------------------------------------------------------------------------
              Quarter                   High ($US)                 Low ($US)
--------------------------------------------------------------------------
    March 2002                             $0.19                     $0.08
--------------------------------------------------------------------------
    December 2001                         $0.125                     $0.05
--------------------------------------------------------------------------
--------------------------------------------------------------------------
    June 2001                              $0.40                     $0.14
--------------------------------------------------------------------------
    March 2001                             $0.90                     $0.20
--------------------------------------------------------------------------
    December 2000                          $3.90                     $0.35
--------------------------------------------------------------------------
    September 2000                         $7.70                     $3.20
--------------------------------------------------------------------------
    June 2000                             $31.20                     $4.50
--------------------------------------------------------------------------
    March 2000                            $58.12                     $5.31
--------------------------------------------------------------------------
    The Canadian Venture Exchange (formerly the "Vancouver Stock Exchange")
--------------------------------------------------------------------------
               Month                     High ($C)                  Low ($C)
--------------------------------------------------------------------------
    September 2002                         $0.13                     $0.06
--------------------------------------------------------------------------
    August 2002                            $0.10                     $0.05
--------------------------------------------------------------------------
    July 2002                              $0.10                     $0.06
--------------------------------------------------------------------------
    June 2002                              $0.11                     $0.08
--------------------------------------------------------------------------
    May 2002                               $0.13                     $0.10
--------------------------------------------------------------------------
    April 2002                             $0.16                     $0.10
--------------------------------------------------------------------------
    March 2002                             $0.33                     $0.13
--------------------------------------------------------------------------
    The OTC Bulletin Board (United States of America)
--------------------------------------------------------------------------
               Month                    High ($US)                 Low ($US)
----------------------------------------------------------------------------
    September 2002                         $0.05                     $0.035
----------------------------------------------------------------------------
    August 2002                           $0.055                     $0.04
----------------------------------------------------------------------------
    July 2002                             $0.055                     $0.042
----------------------------------------------------------------------------
    June 2002                             $0.065                     $0.055
----------------------------------------------------------------------------
    May 2002                               $0.09                     $0.06
----------------------------------------------------------------------------
    April 2002                             $0.11                     $0.06
----------------------------------------------------------------------------
    March 2002                             $0.13                     $0.08
----------------------------------------------------------------------------

Escrow Shares

There are 30,000,000 common shares (the "Surplus Shares"), which were issued at a deemed price of $C0.10 per share to Mr. CK Chong, Mr. Michael Chong, Mr. Andy Chong, Mr. Rick Thomas and Mr. Jordan Krushen. These shares are subject to a surplus share escrow agreement dated August 30, 2002 (the "Escrow Agreement"), between the Company, the above parties, and the Company's registrar and transfer agent, Montreal Trust Company of Canada (now called "Computershare Investor Services Inc." and referred to as "Computershare"). Pursuant to the Escrow Agreement, the Surplus Shares will be held in escrow by Computershare and certain escrow restrictions are applicable to such shares. These restrictions may be summarized as follows:

a. surplus escrow shares may be voted by the holder but cannot be traded without prior regulatory approval;

b. The shares are earned out of escrow on the basis of time with a release every six-months for six years.

The Company's Shares are issued in registered form. Based on the records of Computershare Investor Services Inc., the Company's registrar and transfer agent, at October 24, 2001, there were 35 holders of record of the Company's shares with United States addresses who collectively held 66,323 common shares, or approximately 0.49% of the 13,683,328 issued and outstanding Shares (as of October 24, 2001). The Company's records indicate that, as at the same date, there were no holders of record of stock options or warrants with United States addresses. Based on the mailing requests received from the various depositories based in the United States for the Company's Annual General Meeting held on November 20, 2000, the Company estimates that there are approximately 9,000 beneficial holders who appear to be resident in or have U.S. mailing addresses. As noted above, the Company is not in a position to confirm ownership by these parties.

B.       Plan of Distribution

Not applicable

C.       Markets

The Common Shares are listed for trading in Canada on the CDNX under the symbol "DFG" and are quoted for trading in the United States of America on the OTC bulletin Board under the trading symbol "DFGRF". None of the Company's other outstanding securities are listed or quoted for trading.

D.       SELLING SHAREHOLDER

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

C.       Material Contracts

The Company in response to Simon Fraser University's ("SFU's") request for proposals entitled "Student Residence (Internet) Project" (the "RFP") bid and was awarded on June 4, 2002 the seven-year contract for build-out of a network and to provide network services to student residences.

NETWORK AVAILABILITY:

(a) Connect West shall use its best efforts to maintain "always on" 100% availability of the Services (24 hours/day, 365 days/year) at the following bandwidth levels:

         (i)      Downstream bandwidth (per student drop/interconnection):
                  10Mbps expandable to 100 Mbps;

         (ii) Upstream bandwidth (per student drop/interconnection): 10 Mbps Expandable o 100 Mbps; and

         (iii) Minimum bandwidth of backbone connection via internet: 25Mbps. Maximum bandwidth of backbone connection to internet: 1 Gbps expandable to multiple GIG.

SERVICE AND MAINTENANCE:

(a) Call Centre Help Desk/Technical Support for SFU and students accessing the Services (24 hours/day, 365 days/year)

(b) If Connect West determines Services are unavailable (i.e. route is unavailable to transmit and/or receive data), Connect West will contact SFU within 10 minutes, via an agreed upon method.

(c) Connect West should correct any unavailability of the Services as follows:

         (i) when the failure of a particular component of the Equipment results in, or a particular SFU circuit is otherwise unable to transmit data ("Network Downtime"), Connect West shall begin the repair of the component or circuit at issue within one hour of the commencement of the Network Downtime; and

The sum of $26.99 less financing charges incurred by SFU for the purchase and installation of the Equipment based on an annual financing rate of 6.5%, for 7 years, multiplied by 1,095 connections.

Escrow Agreement

Refer to the subsection entitled "Escrow Shares" under Item 9.A. - Offer and Listing Details, page 25 for a summary of the escrow agreement.

Services Agreement

Each member of senior management has entered into a services agreement with the Company. Refer to Item 6.B - Compensation, page 17 concerning remuneration paid under such services agreements.

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

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of shares of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under
Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after December 31, 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under
Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

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

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 75% of the gain is effectively included in the Holder's taxable income.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURESABOUT MARKET RISK

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

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. RESERVED

ITEM 16. RESERVED

                                    PART III

ITEM 17. SELECTED FINANCIAL DATA FIRST QUARTER 2001

DATA FORTRESS SYSTEMS GROUP LTD.
(Formerly iaNett International Systems Ltd.)
Quarterly Report to September 30, 2002 & June 30, 2002
SCHEDULE A: FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS
(Prepared by Management - Unaudited)
DATA FORTRESS SYSTEMS GROUP LTD.
(Formerly iaNett International Systems Ltd.)
Quarterly Report to September 30, 2002 & June 30, 2002
SCHEDULE A: FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS
(Prepared by Management - Unaudited)
                                     September         June
                                        2002           2002
---------------------------------------------------------------
ASSETS
Current Assets
   Cash                            $        --    $      8,012
   Accounts receivable                 431,248           7,064
   Inventory                           302,286              --
   Loans Receivable                    135,880          40,350
   Prepaids                              3,625           1,284
---------------------------------------------------------------
                                       873,039          56,710
Capital assets                         491,811          44,412
Investments                              1,953           5,000
---------------------------------------------------------------
                                   $ 1,366,803    $    106,122
---------------------------------------------------------------
LIABILITIES AND EQUITY
Current Liabilities
   Accounts payable and accrued    $   622,207    $    109,774
   Bank Overdraft                       65,765              --
   Current portion of obligation
     under capital lease                83,335              --
---------------------------------------------------------------
                                       771,307         109,774
Capital Lease Obligation               100,725              --
Shareholders loan                       45,004          12,000
---------------------------------------------------------------
                                       917,036         121,774
---------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share capital                        1,142,207      33,741,464
Share subscriptions                         --           2,000
Deficit                               (692,440)    (33,759,116)
---------------------------------------------------------------
                                       449,767         (15,652)
---------------------------------------------------------------
                                   $ 1,366,803    $    106,122
---------------------------------------------------------------

DATA FORTRESS SYSTEMS GROUP LTD.
(Formerly iaNett International Systems Ltd.)
Quarterly Report to September 30, 2002
SCHEDULE A: FINANCIAL INFORMATION (Continued)

CONSOLIDATED STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
(Prepared by Management - Unaudited)
                                                     September     September
                                                       2002          2001
-----------------------------------------------------------------------------
REVENUE                                          $    296,923    $      1,825

EXPENSES
Direct Costs                                          253,860              --
General and administrative                            338,359          44,380
Amortization of capital assets                         11,828           6,751
-----------------------------------------------------------------------------
                                                      604,047          51,131
-----------------------------------------------------------------------------
NET LOSS FROM OPERATIONS                             (307,124)        (49,306)
-----------------------------------------------------------------------------
OTHER
    Write-down of loans                               (20,000)             --
-----------------------------------------------------------------------------
NET LOSS                                             (327,124)        (49,306)

Deficit, beginning of period                         (365,316)    (33,809,729)
-----------------------------------------------------------------------------
DEFICIT, end of period                           $   (692,440)   $(33,859,035)
=============================================================================
LOSS PER SHARE                                   $      (0.01)   $      (0.00)
-----------------------------------------------------------------------------
  WEIGHTED AVERAGE NUMBER OF SHARES ISSUED         25,317,944      11,241,590
-----------------------------------------------------------------------------

DATA FORTRESS SYSTEMS GROUP LTD.
(Formerly iaNett International Systems Ltd.)
Quarterly Report to September 30, 2002
SCHEDULE A: FINANCIAL INFORMATION (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by Management - Unaudited)
DATA FORTRESS SYSTEMS GROUP LTD.
(Formerly iaNett International Systems Ltd.)
Quarterly Report to September 30, 2002
SCHEDULE A: FINANCIAL INFORMATION (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by Management - Unaudited)
                                                         September    September
                                                           2002         2001
--------------------------------------------------------------------------------
OPERATIONS
Net Income (Loss)                                       $(327,124)   $(49,306)
Add (deduct) items not involving cash
   Write-off of Loan                                        6,751
   Amortization of capital assets                           4,417          --
-----------------------------------------------------------------------------
                                                         (322,707)    (42,555)
Net change in non-cash working capital items:
   Decrease (increase) in accounts receivable               1,475     (22,851)
   Decrease (increase) in prepaids                             --         794
   Decrease (Increase) in inventory                            --          --
   Increase (decrease) in accounts payable                (10,412)     39,396
-----------------------------------------------------------------------------
                                                         (331,644)    (25,216)
FINANCING
   Share subscription                                      (2,000)         --
   Issuance of Share Capital                                   --      20,000
   Increase (decrease) in amounts due to Shareholders     (12,000)         --
   Increase in lease obligations                               --          --
-----------------------------------------------------------------------------
                                                          (14,000)     20,000
INVESTING
   Net assets acquired from RTO                           303,819          --
   Proceeds on disposition of investments                   3,047          --
   Decrease (increase) in loans receivable                (35,000)         --
   Purchase of capital assets                                  --          --
   Proceeds on disposition of capital assets                   --       1,830
-----------------------------------------------------------------------------
                                                          271,866       1,830
-----------------------------------------------------------------------------
Increase (decrease) in bank overdraft                     (73,777)     (3,386)
Cash and cash equivalents, beginning of period              8,012       3,024
-----------------------------------------------------------------------------
BANK OVERDRAFT, end of period                           $ (65,765)   $   (362)
=============================================================================

SUPPLEMENTAL CASH FLOW INFORMATION

During the quarter the Company issued 30,000,000 common shares pursuant to the RTO share exchange agreement.

During the quarter the Company issued 9,160,200 common shares to settle outstanding debts of $916,076.

During the quarter the Company issued 1,500,000 common shares as a finders fee and 200,000 common shares as the remaining sponsor fees in connection with the RTO.

DATA FORTRESS SYSTEMS GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Quarter ended September 30, 2002 and 2001

1. BUSINESS COMBINATION
--------------------------------------------------------------------------------
The 30,000,000 common shares issued pursuant to the exchange agreement were deemed to have a value of $3,000,000. However the Company was inactive with a thin market for its shares, making it inappropriate to use the estimated market value of the shares. These accounting statements are issued under the name of Data Fortress Systems Group Ltd. (formerly iaNett International Systems Ltd.) but are a continuation of the financial statements of the accounting acquirer, Data Fortress Technologies (2002) Inc., the legal subsidiary and not the legal parent. Therefore the cost of the acquisition ($43,919) has been determined by using the fair value of the Data Fortress Systems Group Ltd. Common shares.

The business combination has been accounted for using the purchase method of accounting and accordingly the results of operations of Data Fortress Technologies (2002) Inc. are included in the consolidated financial statements from the date of acquisition August 30, 2002. The purchase price was allocated to the fair value of the net liabilities acquired as follows:
--------------------------------------------------------------------------------
Consideration - issuance of 30,000,000 common shares              $    (43, 919)
--------------------------------------------------------------------------------
Net assets acquired
         Working capital, net                                     $     (90,284)
         Investments                                                      1,953
         Equipment                                                       44,412
--------------------------------------------------------------------------------
Net liabilities                                                   $     (43,919)
--------------------------------------------------------------------------------
Net deficiency attributed to the 30,000,000 common shares $ (43,919) issued in connection with the reverse takeover
--------------------------------------------------------------------------------

2. NATURE OF OPERATIONS AND GOING CONCERN
--------------------------------------------------------------------------------
Data Fortress Systems Group Inc., incorporated in British Columbia, Canada, has shares listed on the TSX Venture Exchange, OTC Bulletin Board in the United States and on the third segment of the Frankfurt Stock Exchange. On September 3, 2002, the company changed its name from Ianett International Systems Ltd. To Data Fortress Systems Group Ltd.

DATA FORTRESS SYSTEMS GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended September 30, 2002 and 2001

The Company was formerly engaged in the business of providing integrated marketing web services, business development services and data warehousing services to both internet and traditional businesses.

By a share exchange agreement dated March 31, 2002 the Company agreed to acquire 100% of Data Fortress Technologies Group (2002) Inc. ("Data Fortress 2002"). The Company will issue 30,000,000 common shares, which are subject to a Surplus Security Escrow Agreement, as consideration for Data Fortress 2002 shares. The Surplus Security Escrow Agreement, allows the release of shares on a time-released basis over the next six years. Data Fortress 2002 owns all the issued and outstanding shares of Data Fortress Technologies Ltd., Connect West Networks Ltd. and Pacific Ram Distribution Corp. These companies provide collocation and managed server hosting services, wholesale computer equipment sales, networking services and the operation of a redundant 3.2-kilometer fiber optic ring in downtown Vancouver. The transaction was approved by the shareholders on April 19, 2002, shares were issued and regulatory approval was obtained on August 30, 2002. The transaction had an effective date of August 30, 2002. The shares resulted in the recipients obtaining voting control of the Company, and the acquisition accounted for as a reverse take-over in accordance with Canadian Generally Accepted Accounting Principles.

In connection with the exchange agreement there was a finders fee of 1,500,000 common shares. The shares are subject to a Voluntary Pooling Agreement, which stipulates that 33.3% of the shares will be released upon completion of the transactions, 33.3% after eight months and the remaining 33.4% after twelve months.

At September 30, 2002, the Company had a working capital deficiency of ($200,554) (June 30, 2002: $65,064) and incurred an operating loss of ($327,124)
(2001: $49,306) for the quarter ended. The loss includes non-cash transactions from share issuance at a deemed value of $190,836 for a finder's fee, the sponsorship fee and the accrued interest on a debenture settled with shares. The business combination has been accounted for using the purchase method of accounting and accordingly the results of operations of Data Fortress Technologies (2002) Inc. are included in the consolidated financial statements from the date of acquisition August 30, 2002 to this period ended September 30, 2002. The Company's ability to discharge liabilities in the normal course of business is dependent upon future profitable operations and/or obtaining additional debt or equity financing.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business and at amounts different from those reflected in the accompanying financial statements.

Principles of consolidation and basis of accounting - The consolidated financial statements included the accounts of the Company and its wholly owned subsidiaries as follows:

DATA FORTRESS SYSTEMS GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended September 30, 2002 and 2001

                  DNS Media.com Inc.
                  Stock Secrets Enterprises Ltd.
                  IaNett.com Internet Technologies Ltd.
                  Data Fortress Technologies Ltd.
                  Pacific Ram Distribution Corp.
                  Connect West Networks Ltd.

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

Revenue Recognition - Revenue predominately results from service-related activities. Services can be on a time and materials basis or a fixed fee basis. For fixed fee contracts, revenue is recognized on a percentage of completion basis. For contracts that are on a time and materials basis, revenue is recognized as the service is performed. Provisions for estimated losses on contracts, if any, are recorded when identifiable.

Cash and cash equivalents - The Company considers deposits in bank and short-term investments with original maturities of three months or less to be cash equivalents.

Capital assets - Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:

Asset                       Basis                    Rate
--------------------------------------------------------------------------------

Computer equipment          Straight-line            33%
Computer software           Straight-line            33% - 100%
Furniture and fixtures      Declining balance        20% - 30%
Office equipment            Declining balance        20% - 30%
UPS                         Declining balance        20% - 30%
Fiber Optic                 Declining balance         5%
Automotive                  Declining balance        30%
Leasehold improvements      Straight-line            Over the term of the lease
                                                     and one renewal period
--------------------------------------------------------------------------------
One half of the above rates are used in the year of acquisition
--------------------------------------------------------------------------------

DATA FORTRESS SYSTEMS GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended September 30, 2002 and 2001

2. SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
Investments - The Company makes investments in technology businesses. Such investments, where the Company does not exert significant influence, have been accounted for under the cost method whereby the investments are carried at cost. When, in the opinion of management, the cost of an investment is permanently impaired, the investment is written down to recognize the loss. Where the Company does exert significant influence, investments are accounted for under the equity method. Where the Company's initial investment is more than 20% but where plans are in place for the investee to issue additional securities that will dilute the ownership investment below 20%, such investments are accounted for using the cost method.

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

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported accounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period. Actual results could differ from those estimates.

Earnings per share - Effective July 1, 2001, the Company retroactively adopted the new accounting recommendations made by the Canadian Institute of Chartered Accountants for presentation and disclosure of basic and diluted earnings per share. The retroactive impact of adopting the new recommendations had no significant impact on the Company's basic and diluted earnings per share.

DATA FORTRESS SYSTEMS GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended September 30, 2002 and 2001

2. SIGNIFICANT ACCOUNTING POLICIES (continued)
--------------------------------------------------------------------------------
Basic earnings per common share are calculated on the net earnings using the weighted average number of shares outstanding during the fiscal period.

For the quarter ended September 30, 2002, the existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the report share loss per share, fully diluted loss per share information has not been shown.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes to tax laws and rates at the date of enactment or substantive enactment.

3. CAPITAL ASSETS
--------------------------------------------------------------------------------
                                                            Net Book Value
                                                         -----------------------
                                         Accumulated     September      June
                              Cost       Depreciation      2002         2002
--------------------------------------------------------------------------------
Computer equipment          $339,972       153,110       186,862       36,006
Computer software                 --            --            --
Furniture and fixtures           884           128           756
Office equipment              50,726        31,210        19,516        8,406
UPS                           71,806         1,197        70,609
Fiber Optic                  178,158           742       177,416
Automotive                     2,000         1,331           669
Leasehold improvements        49,622        13,640        35,983

                            $693,169       201,358      $491,811      $44,412
================================================================================

4. DUE TO SHAREHOLDER
--------------------------------------------------------------------------------
Amounts due to shareholder are non-interest bearing with no formal terms of repayment.

DATA FORTRESS SYSTEMS GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended September 30, 2002 and 2001

5. SHARE CAPITAL

--------------------------------------------------------------------------------------
                                       September 2002                June 2002
                                   -------------------------   -----------------------
                                     Number         Amount       Number      Amount
--------------------------------------------------------------------------------------
Balance, beginning of year         17,311,328    $  100,050    5,445,851   $32,590,326
Shares issued for cash:
   Stock options                           --        90,000        9,000
   Warrants                                --     1,100,000      110,000
   Private placement                       --     4,838,000      483,800
Shares issued for other
considerations:
   For debt                         9,160,200       916,076    5,469,477       548,338
                                                                            30,000,000
   Escrow for RTO                     (43,919)           --           --
                                                                             1,500,000
   Finder's Fee                       150,000            --           --
                                                                               200,000
   Cannacord Sponsor Fee               20,000            --           --

   Shares issued for subsidiary            --            --      368,000            --
--------------------------------------------------------------------------------------
Balance, end of year               58,171,528    $1,142,207   17,311,328   $33,741,464
======================================================================================

Warrants - The Company has stock purchase warrants outstanding as follows:
--------------------------------------------------------------------------------
           Outstanding                       Outstanding
Exercise     June 30,             Expired/    September           Expiry
 Price        2002        Issued  Exercised      2002              Date
--------------------------------------------------------------------------------

$ 0.12      2,438,000       -        -        2,438,000       October 18, 2003
--------------------------------------------------------------------------------
            2,438,000       -        -        2,438,000
================================================================================

Stock Option Plans - The Company has established stock option plans for employees, directors and consultants. Under the plans, the exercise price of each option equals the market price of the Company's stock on the last business day prior to the date of the grant. An option's maximum term is five years from the date of the grant. Options granted vest at various dates ranging from the date of grant to the end of the eighteenth month from the date of grant. As at September 30, 2002 remaining stock options outstanding were:

DATA FORTRESS SYSTEMS GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended September 30, 2002 and 2001

5. SHARE CAPITAL (continued)
--------------------------------------------------------------------------
  Price                           Number                       Expiry Date
--------------------------------------------------------------------------

 $0.10                             1,000                     July 12, 2004
 $0.10                             1,250                  November 8, 2004
 $0.10                             6,500                 December 21, 2004
 $0.10                            22,000                September 14, 2005
 $0.10                            90,000                 November 15, 2005
 $0.10                           354,250                   October 5, 2006
 $0.20                           500,000                   January 7, 2007
 $0.14                           250,000                    March 31, 2007
 $0.10                           100,000                   August 14, 2007
--------------------------------------------------------------------------
                               1,325,000
==========================================================================

6. RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------
There were related party transactions during the period with individuals or companies that were controlled by directors or by officers of the Company.

a) Rick Thomas - CEO - Management Contract Fees of $18,000 for the quarter Gordon Samson - CFO - Contract and Accounting Fees $15,000 for the quarter Michael Chong - COO - Salaried wages $8,400 for the quarter CK Chong - Accounting Fees - Salaried wages of $7,500 for the quarter

b)       Amounts due to Shareholders of $45,004 have no terms of repayment.

c) Loans Receivable of $135,880 includes $25,000 to a Director, and $105,531 to a company associated with a Director. These loans have accumulated during the period September 2001 to August 2002 booked prior to the RTO transaction. Management expects these advances and loans to be recovered.

7. INCOME TAXES
--------------------------------------------------------------------------------
The company has non-capital losses for income tax purposes that may, subject to certain restrictions, be available to offset future taxable income or taxes payable. No benefit in respect of the future application of these losses has been recognized in the financial statements.

8. LEGAL PROCEEDINGS
--------------------------------------------------------------------------------
To the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties and all known actions have been settled or dismissed.

From time to time, the Company may become subject to claims and litigation generally associated with any business venture.

DATA FORTRESS SYSTEMS GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended September 30, 2002 and 2001

9. BANK OVERDRAFT
--------------------------------------------------------------------------------
The Bank overdraft consists of a cash balance of $63,105 less outstanding balances on two lines of credit drawn by ($128,872). The net position ($65,767) is reported as an overdraft position.
                                                       2002          2001
--------------------------------------------------------------------------------
1)     Canadian Imperial Bank of Commerce
       Line of Credit: $ 100,000                   $ 99,633.84        -
       Term: Prime rate plus 1.5% per year

2)     Coast Capital
       Line of Credit: $ 100,000
       Term: Prime rate plus 2.0% per year         $ 29,238.16        -

10. CAPITAL LEASE OBLIGATIONS
--------------------------------------------------------------------------------

Future minimum payments and the obligation due under capital leases are as follows:
                               2002    2001
-------------------------------------------
2002                          20,834     -
2003                          79,889     -
2004                          59,082     -
2005                          17,014     -
2006                           7,241     -
-------------------------------------------
Less current portion     (83,335)        -
-------------------------------------------
                         100,725         -
-------------------------------------------

11. SEGMENTED INFORMATION
--------------------------------------------------------------------------------
The Company operates in one business segment, computers and network services, thru various subsidiaries. All operations and assets are in Canada.

DATA FORTRESS SYSTEMS GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended September 30, 2002 and 2001

12. SUPPLEMENTAL INFORMATION REQUIRED BY BC NOTICE 52-701
--------------------------------------------------------------------------------
iaNett International Systems Ltd.
For the period July 1, 2002 to August 30, 2002
CONSOLIDATED STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
(Prepared by Management - Unaudited)
                                                         August 31
                                                           2002
-------------------------------------------------------------------
REVENUE                                                $          9

EXPENSES
General and administrative                                   66,092
Tax credit recovery                                         (37,815)
-------------------------------------------------------------------
NET LOSS FROM OPERATIONS                                    (28,267)
-------------------------------------------------------------------
Deficit, beginning of period                            (33,759,116)
-------------------------------------------------------------------
DEFICIT, end of period                                 $(33,787,383)
===================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by Management - Unaudited)
                                                           August 31
                                                              2002
-------------------------------------------------------------------
OPERATIONS
Net Income (Loss)                                      $    (28,267)
Add (deduct) items not involving cash
-------------------------------------------------------------------
                                                            (28,267)
Net change in non-cash working capital items:
  Decrease (increase) in accounts receivable                  5,485
  Increase (decrease) in accounts payable                    19,485
-------------------------------------------------------------------
                                                             (3,297)
FINANCING
  Increase (decrease) in amounts due to Shareholders        (12,000)
-------------------------------------------------------------------
                                                            (12,000)
INVESTING
  Proceeds on disposition of investments                      3,047
  Decrease (increase) in loans receivable                    41,500
-------------------------------------------------------------------
                                                             44,547
-------------------------------------------------------------------
Increase (decrease) in bank overdraft                        29,250
Cash and cash equivalents, beginning of period                8,012
-------------------------------------------------------------------
Cash, end of period                                    $     37,262
===================================================================

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

3.21(3)  Irrevocable Letter of Instructions dated May 17, 1999 to James L.
         Harris.

3.22(4) Escrow Agreement between the Company, Theo Sanidas and Computershare dated June 23, 1999.

3.23(5) Agreement in Principle between iaNett International Systems Ltd., and, the Data Fortress Group.

3.24(6)  Offerring Memorandum

3.25     2002 Stock Option Plan

3.26     March 31, 2002 Share Exchange Agreement

1 Incorporated by reference to the Company's 1995 Registration Statement on Form 20-F (File No. 0-25860).

2 Incorporated by reference to the Company's 1997 Annual Report on Form 20-F (File No. 0-25860).

3 Incorporated by reference to the Company's 1998 Annual Report on Form 20-F (File No. 0-25860).

4 Incorporated by reference to the Company's June 30, 1999 Transition Report on Form 20-F (File No. 0-25860).

5 Incorporated by reference to the Company's June 30, 2001 Transition Report on Form 20-F (File No. 0-25860).

6 Incorporated by reference to the Company's June 30, 2001 Transition Report on Form 20-F (File No. 0-25860).


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DECEMBER 29, 2002
                                 Data Fortess Systems Group Ltd.
                                 "RICK THOMAS"


                                 Name:    Rick Thomas
                                 Title:   President, CEO, Director